

**2022 ANNUAL REPORT
TO STOCKHOLDERS**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K
(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39537



Laird Superfood, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	81-1589788
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5303 Spine Road, Suite 204, Boulder, Colorado, 80301
(Address of principal executive offices, including Zip Code)
Registrant's telephone number, including area code: (541) 588-3600
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock	LSF	NYSE American

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant, based on the closing price of a share of the registrant's common stock on June 30, 2022 as reported by the NYSE American on such date, was approximately $14.3 million.

As of March 14, 2023 the registrant had 9,219,500 shares of common stock, $0.001 par value per share, outstanding.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements convey our current expectations or forecasts of future events and are not guarantees of future performance. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Any statements contained in this Annual Report on Form 10-K that are not statements of historical fact may be forward-looking statements. When we use the words "intends," "estimates," "predicts," "potential," "continues," "anticipates," "plans," "expects," "believes," "should," "could," "may," "will," "seeks," or the negative of these terms or other comparable terminology, we are identifying forward-looking statements.

Forward-looking statements involve risks and uncertainties, which may cause our actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Key factors that could cause actual results to be different than expected or anticipated include, but are not limited to:

- our limited operating history and ability to become profitable;

- our ability to manage our growth, including our human resource requirements;

- our reliance on third parties for raw materials and production of our products;

- our future capital needs;

- our ability to retain and grow our customer base;

- our reliance on independent distributors for a substantial portion of our sales;

- our ability to evaluate and measure our business, prospects and performance metrics;

- our ability to compete and succeed in a highly competitive and evolving industry;

- the health of the premium organic and natural food industry as a whole;

- risks related to our intellectual property rights and developing a strong brand;

- our reliance on key personnel, including Laird Hamilton and Gabrielle Reece;

- regulatory risks;

- risks related to our international operations;

- the risk of substantial dilution from future issuances of our equity securities; and

- the other risks described herein, including under Part I, Item 1A "Risk Factors."

In light of these risks, uncertainties and assumptions, you are cautioned not to place undue reliance on forward-looking statements, which are inherently unreliable and speak only as of the date of this Annual Report on Form 10-K. You should read this Annual Report on Form 10-K and the documents that we reference in this report with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. When considering forward-looking statements, you should keep in mind the cautionary statements in this report. We qualify all our forward-looking statements by these cautionary statements. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties that you should be aware of before making a decision to invest in our common stock. These risks include, but are not limited to, the following:

- we have incurred significant losses since our inception and there is no assurance of profitability;

- we have a limited operating history which may make it difficult to assess our future viability;

- we rely on third parties for raw materials, production, and distribution of our products;

- our exposure to the risk of food regulation, safety and quality issues, and associated regulatory and legal action from consumers, third-parties, or regulators;

- we may not be able to successfully implement our growth strategy on a timely basis or at all or manage any future growth effectively;

- we may need additional funding in order to grow our business;

- our products are new, and our industry is rapidly evolving, and our current or future products may fail or achieve only minimal market acceptance;

- our product categories face a high level of competition, including from more established and larger companies;

- we are subject to the risks associated with conducting business operations outside of the U.S., including changes in foreign currency exchange rates and the inability to enforce our intellectual property rights outside of the U.S.;

- we rely on a small number of suppliers, a majority of which are located outside of the U.S., to provide our raw materials, and our supply chain may be interrupted and prevent us from obtaining the necessary materials we need to operate;

- our business may be harmed by fluctuations in the availability of raw materials and other inputs, including but not limited to related currency fluctuations, and we may face increased costs for raw materials and other inputs in the event that crop yields from our suppliers fluctuate;

- we rely on key management personnel and the reputation of our founders for the success of our business;

- the erosion of the reputation of our brand or one or more of our leading products could negatively impact our sales and results of operations;

- our continued success depends on our ability to innovate on a cost-effective basis, predict changes in consumer preferences and develop successful new products and marketing strategies in response;

- consumer preferences for natural and organic food products are difficult to predict and may change;

- any change in the prominence of our website in either paid or algorithmic search result listings or an increase in purchasing digital ads could cause the number of visitors to our website and our revenue to decline;

- we may be unable to adequately protect our brand and our other intellectual property rights;

- we may be subject to claims that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets;

- technology failures or security breaches could disrupt our operations and adversely affect our business;

- we face risks from natural disasters and climate change;

- our disclosure controls and procedures may not prevent or detect all errors or acts of fraud;

- we face risks associated with being a public company, including increased costs and litigation risks;

- we are an "emerging growth company" and our reliance on exemptions from certain disclosure requirements that are applicable to other public companies may make our common stock less attractive to investors;

- our governing documents and Delaware law could discourage a takeover that shareholders may consider favorable;

- our management and directors own a significant portion of our common stock which could limit or restrict our other shareholders' ability to influence corporate matters;

- the market price for our common stock has been, and may continue to be, highly volatile;

- we do not anticipate paying any cash dividends in the foreseeable future; and

- our certificate of incorporation limits the forums for disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

This summary is not complete, and you should consider carefully the risks and uncertainties described under Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K. If we are unable to adequately address these and other risks we face, our business, financial condition, results of operations and prospects may be adversely affected.

INDUSTRY AND MARKET DATA

This Annual Report on Form 10-K includes market data and other statistical information obtained from third-party industry publications, research, surveys and studies, none of which we commissioned. Third-party industry publications, research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable. However, while we are not aware of any misstatements regarding the information from these sources, we have not independently verified this information and we cannot assure you that this information is accurate or complete. Assumptions and estimates of our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, some of which are described under Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K, and you are cautioned not to give undue weight to such information.

ITEM 1. BUSINESS.

Overview

Laird Superfood is an emerging consumer products platform focused on manufacturing and marketing highly differentiated plant-based and functional foods. The core pillars of the Laird Superfood platform are currently Coffee creamers, Hydration products and beverage enhancing supplements, Harvest snacks and other food items, and Coffee, tea, and hot chocolate products. Consumer preferences within the evolving food and beverage industry are shifting away from processed and sugar-laden food and beverage products, as well as those containing significant amounts of highly processed and artificial ingredients. Laird Superfood's long-term goal is to build the first scale-level and widely recognized brand that authentically focuses on natural ingredients, nutritional density and functionality, allowing the Company to maximize penetration of a multi-billion-dollar opportunity in the grocery market.

Market Opportunity

Laird Superfood participates in what the U.S. Census Bureau estimates to be a $800 billion grocery market as of 2022. Laird Superfood is specifically focused on the U.S. Natural, Organic and Functional Food and Beverages sub-segment of the food and beverage market. According to the New Hope Network, in 2021, U.S. Natural, Organic and Functional Food and Beverages and Supplement sales were approximately $272 billion and are expected to grow to $300 billion by 2023.

Consumer preferences within the evolving food and beverage industry are shifting away from processed and sugar-laden food and beverage products, as well as those containing significant amounts of highly processed and artificial ingredients. There is also increasing recognition of the environmental impact of animal-based products. Per the Plant-Based Foods Association, U.S. retail sales of plant-based foods increased 6.2% from 2021 to 2022, reaching a market value of $7.4 billion, compared to increases of 1.9% in the overall food category.

Our Competitive Strengths

We believe the following strengths differentiate Laird Superfood and create long-term, sustainable competitive advantages.

An Emerging Platform Within the Rapidly Expanding Plant-Based Natural Foods Industry

Long-term opportunities lie in building Laird Superfood into a unique platform within the natural foods industry, which is currently dominated by single-product companies. The core tenets of this platform approach are strengthening our authentic and trusted brand name, growing our expansive omnichannel distribution strategy, optimizing our business model to maximize profit margins, and the introduction of new products that align with our core ethos. This platform provides opportunities for continual expansion of our total addressable market ("TAM") to allow long-duration growth, sustained differentiation of our brand, product diversification and leveraging our core strengths and operating costs to increase profit margins.

An Authentic and Trusted Brand Name

An authentic and trusted brand is one of the strongest long-term barriers to entry and sources of sustained differentiation in the consumer products industry. Since inception, Laird Superfood has invested heavily in building a trusted brand that consumers immediately identify as authentic, plant-based, nutrient-dense and functional. Along with more traditional methods of brand-building, we have effectively harnessed the authentic lifestyle of Laird Hamilton and Gabrielle Reece, both of whom have well-earned reputations for being on the cutting edge of fitness and nutrition. Our goal is to make Laird Superfood the choice for customers searching for nutrient dense, functional foods at a reasonable price. Our target market extends well beyond elite athletes into the mass market due to our recognition that Laird Superfood products must not only be natural, functional and nutrient-dense, they must also taste great and be affordable to provide access to all consumers.

Omnichannel Distribution Strategy

Our omnichannel distribution strategy has two key components: e-commerce and wholesale. In aggregate, this omnichannel strategy provides us with a diverse set of customers and wholesale partners, leading to a larger TAM opportunity than is normally available to products available primarily in grocery stores, along with an opportunity to develop a direct relationship with our customers at *lairdsuperfood.com* and *pickybars.com*. We believe that, along with a trusted brand name, extensive proprietary distribution is a critical long-term and sustainable barrier to entry in the food industry.

Our Growth Strategy

Our primary growth strategies are as follows:

Open-Ended and Long Duration Growth Opportunity in the U.S. Grocery Market

The U.S. grocery market is one of the largest retail end-markets in the world. Laird Superfood's strategy is to maximize penetration of this opportunity through a variety of avenues, including growing brand trust and recognition, significantly expanding our retail distribution footprint, driving shelf velocity through an acceleration of online and offline advertising and introducing new products to expand our store footprint.

Exposure to Plant-Based, Functional and Natural Foods Portions of Grocery Market

Within the grocery category, there is an ongoing secular shift from highly processed legacy brands that demonstrate little nutritional benefit to natural, nutrient-dense, functional and plant-based alternatives. We expect the shift in consumer tastes driving the growth of natural and plant-based alternatives will continue throughout the foreseeable future as consumers become better educated on nutrition and focus on the health and wellness of themselves, their families and the environment. An increasing number of natural and plant-based products are moving beyond the natural and specialty stores and into conventional grocery stores. The continuation of these trends should benefit Laird Superfood as it seeks to penetrate the overall grocery market.

Business Model Characterized by Repeat and Recurring Revenues

Because the consumption of coffee, creamers, and hydration products is a daily ritual for many consumers, there is a natural and frequent repeat usage of Laird Superfood products among large portions of our customer base. For this reason, Laird Superfood has always enjoyed a meaningful base of recurring revenues due to repeat orders by its consumers and wholesale partners. Growing this base of recurring revenues is a strong focus of Laird Superfood as it evaluates new product development opportunities, acquisitions and marketing strategies.

Continued Expansion of Distribution Footprint

Currently, our products are marketed and sold through a diverse set of retail and e-commerce channels, including grocery chains, club stores, specialty and natural food outlets, coffee shops, juice bars, gyms, restaurants, hospitality venues, corporate workplaces, *lairdsuperfood.com*, *pickybars.com,* and *amazon.com*. Maximizing potential distribution will be a key growth driver for Laird Superfood and our goal is to expand distribution so that our products are available wherever our customers choose to shop, whether it be a retail store, food service environment, or e-commerce.

Maximize Market Penetration of Existing Product Lines

Laird Superfood's current product lines address multi-billion-dollar market opportunities with differentiated products. We believe penetrating these core markets with our differentiated product lines will create large and long-duration growth opportunities in the near-term.

New Product Development

We are focused on creating products that conform to our uncompromising brand ethos of great taste, high-quality ingredients, nutritional density and functionality. Additional criteria for new product development include the potential for broad commercial acceptance, size of market opportunity, regulatory compliance issues, availability and cost of raw materials, shelf-life and expected usage patterns by potential customers. Broadening our product line will also serve to diversify our revenue base and reduce exposure to potential competitive intensity in any one category.

Targeting Top-Tier Food Industry Gross Margins

Strong gross margins will provide Laird Superfood with a sustainable competitive advantage, as these gross profit dollars can be used to invest in growth initiatives to further differentiate our brand and expand our revenue opportunity as we move toward profitability.

Focus on Environmental, Social and Governance (ESG) Best Practices

Laird Superfood's founders strongly believe we should seek to drive value for all relevant stakeholders, including customers, employees, community, shareholders and the broader environment. This philosophy of "Ohana" is particularly important to Laird Hamilton and Gabrielle Reece and permeates our culture. Laird Superfood is conscientious in its sourcing of raw materials, the carbon-benefits of facilitating plant-based alternatives, the impact of our operations on the environment and our community and providing products that discourage the culture of single-use plastics.

Our Products

Our authentic and sustainably differentiated plant-based products become part of our customer's "Daily Ritual," providing energy and hydration throughout the day, presenting the opportunity to expand a portfolio of plant-based products. As part of our focus on sustainability and a better-for-you "Daily Ritual," the product categories we have focused on to date are coffee creamers, hydration and beverage enhancing supplements, harvest snacks and other food items, and coffee, tea and hot chocolate products.

Our gross sales by product category are reflected below:

| | Year Ended December 31, | | | |
| | 2022 | | 2021 | |
	$	% of Total	$	% of Total
Coffee creamers	$ 19,800,429	55%	$ 21,767,409	59%
Hydration and beverage enhancing supplements	4,877,067	14%	5,814,629	16%
Harvest snacks and other food items	7,191,316	20%	7,108,361	19%
Coffee, tea, and hot chocolate products	6,648,576	19%	5,228,888	14%
Other	1,805,914	5%	808,352	2%
Gross sales	40,323,302	113%	40,727,639	110%
Shipping income	1,099,358	3%	457,879	1%
Returns and discounts	(5,594,268)	(16)%	(4,374,565)	(11)%
Sales, net	$ 35,828,392	100%	$ 36,810,953	100%

Coffee creamers include sales of powdered and liquid coffee creamers. Hydration and beverage enhancing supplements include sales of Hydrate coconut waters, Activate and Renew supplement lines, and mushroom botanical blends. Harvest snacks and other food items include ready to eat food offerings as well as baking and pancake mixes. Coffee, tea, and hot chocolate products include traditional and functional ground and whole bean coffee, Hot Chocolate with Functional Mushrooms, and our InstaFuel line of just-add-water coffee and tea products. Other products include miscellaneous branded goods, such as coffee mugs, thermoses, t-shirts, and hats.

Coffee Creamers

Laird Superfood sells powdered and liquid coffee creamer. We expect to continue expanding our Superfood Creamer platform going forward with additional flavors, nutritional profiles, and formulations based on consumer preferences and demand. Such products demonstrate attractive repeat usage and customer lifetime value characteristics.

The three main benefits and points of differentiation to consumers from our Superfood Creamer products are their taste, limited ingredient set, and their inclusion of plant-based fats. Our creamers include Aquamin, a natural source of calcium and trace amounts of 72 other minerals, and all liquid creamers are differentiated by functional mushroom extracts in their ingredient set. Powdered creamers have the further appeal of shelf stability and on-the-go convenience.

Powdered Coffee Creamers

Laird Superfood's Superfood Creamer was originated in powdered form for convenience and sustainability. Our powdered coffee creamers have an 18-month shelf life. Powdered coffee creamers have historically represented a smaller, lower-price-point segment of the coffee creamer market, but we believe our powdered Superfood Creamers are expanding that segment and competing for customers who historically have purchased liquid coffee creamers.

Liquid Coffee Creamers

Our liquid coffee creamers were developed internally based on naturally sourced, delicious and functional ingredients. Liquid creamers provide the added benefits of being on the perimeter refrigerated shelf space, as well as a lower price point per unit.

Coffee, Tea, and Hot Chocolate Products

InstaFuel and Hot Chocolate with Functional Mushrooms

Laird Superfood sells high-quality instant beverage products pre-mixed with its superfood creamer, in a just-add-hot-water line of InstaFuel products, as well as Hot Chocolate with functional mushrooms.

Functional Whole Bean and Ground Coffee

Coffees offer an intuitive and complementary sale to individuals purchasing our creamers and we believe that our organic coffee blended with functional mushrooms is a point of differentiation in the coffee segment. Our coffees are sourced from Peru, and are a hand-picked, high altitude, shade grown variety selected for their low acidity.

Hydration and Beverage Enhancing Supplements

Laird Superfood's hydration and beverage enhancing supplement portfolio includes our Hydrate coconut water products, our Activate Platform, our Performance Mushroom and Mushroom Botanical supplements, and our Renew Platform.

Hydrate

Hydrate is our line of powdered coconut water. The main benefits and points of differentiation to consumers from our Hydrate products are a limited number of ingredients; no artificial sugars, ingredients or colors that are prevalent in most competing sports drinks; and a lower cost per serving than traditional single-use packaged sports drinks and coconut waters. Hydrate is also environmentally friendly due to its powdered form, avoiding single use plastics.

Beverage Enhancing Supplements

Our beverage enhancing supplement line consists of Activate, Renew, and functional mushroom botanical blend products. We will continue to expand the breadth of our offerings over the course of the next several years. The main benefits of our beverage enhancing supplements are a plant-based, less processed and recognizable ingredients set.

Harvest Snacks and Other Food Items

Picky Bars, Performance Oatmeal, and Performance Granolas

Laird Superfood acquired Picky Bars in May 2021 and began selling their portfolio of better-for-you foods.

Protein Bars and Nut Butter Bars

We launched Laird Superfood branded Protein Bars and Picky Bars branded Nut Butter Bars, which are clean alternatives to a broad protein bar market.

Pili Nuts and Harvest Dates

Laird Superfood began high-quality, naturally sourced, functional snack products including Pili Nuts and Harvest Dates in the fourth quarter of 2020. This product was discontinued in 2022.

Our Customer Usage Patterns

All Laird Superfood products are focused on providing nutrient dense and functional alternatives in multi-billion-dollar market categories, such as coffee creamers, sports drinks, and healthy snacks. Laird Superfood products are also designed to become part of an individual's daily ritual and repeated usage patterns.

The majority of our business is currently conducted online, and we expect that percentage will decrease over time due to our anticipated roll-out across physical retail channels as our retail distribution and product assortment grows. We have multiple years of cohort data on all customers that have ordered through our direct website. We view this data as indicative of expected customer usage patterns across all channels on the basis of historic trend analysis.

Subscriptions play an important role in driving retention rates for our e-commerce direct-to-consumer ("DTC") business at *lairdsuperfood.com* and *pickybars.com* and in 2022 and 2021 subscriptions made up 40% and 39% of our DTC net sales, respectively. In addition to subscriptions, our DTC business has a high percentage of repeat users. In 2022 and 2021, 83% and 77% of the DTC net sales came from either subscribers or repeat users. These dynamics create meaningful recurring revenues and the combination of repeat usage, order frequency and retention rates informs our views on strategic marketing spend and customer unit economics.

Distribution Channels

We generate revenue through two channels: e-commerce and wholesale. Our customers and distribution channels include our e-commerce business through our website, *lairdsuperfood.com*, *pickybars.com*, and through *Amazon.com*, as well as our wholesale business to distributors and retailers in natural and specialty channels, conventional grocery, club, mass market, and drug stores.

Our net sales by distribution channel are reflected below:

| | Year Ended December 31, | | | |
| | 2022 | | 2021 | |
	$	% of Total	$	% of Total
E-commerce	$ 22,313,241	62%	$ 22,687,736	62%
Wholesale	13,515,151	38%	14,123,217	38%
Sales, net	$ 35,828,392	100%	$ 36,810,953	100%

E-commerce

Our e-commerce business consists of *lairdsuperfood.com*, *pickybars.com*, and *Amazon.com*.

Lairdsuperfood.com sells all of our SKUs with the exception of our refrigerated liquid Superfood Creamers. *Lairdsuperfood.com* allows for online-only sales of trial products, prior to the investment necessary to launch in wholesale. *Pickybars.com* sells all of our acquired Picky Bar SKUs, plus a rotating assortment of our historic Laird Superfood SKUs.

Content on our websites allow Laird Superfood to educate consumers on the benefits of our products and ingredients, market and cross-sell new products. It also facilitates our subscription business.

For sales through *Amazon.com*, we utilize both fulfilled by Amazon ("FBA") and fulfilled by merchant ("FBM") distribution processes. Related to FBA, we send products to Amazon, and Amazon fulfills orders placed through its online marketplace from its fulfillment centers. Amazon charges us fulfillment fees for this service and may charge storage fees for certain inventory. We sell a number of our SKUs on *Amazon.com*. Sales through *Amazon.com* accounted for 19% and 16% of our total net sales in 2022 and 2021, respectively.

Our net sales from our e-commerce business are reflected below:

	For the Years Ended December 31,	
	2022	2021
Lairdsuperfood.com and *Pickybars.com*	$ 15,350,333	$ 16,777,515
Amazon.com	6,962,908	5,910,221
Total e-commerce sales, net	$ 22,313,241	$ 22,687,736

Wholesale

Our wholesale business addresses the $800 billion grocery industry, as well as many non-grocery retail channels. In both 2022 and 2021, wholesale made up 37% of our net sales. Laird Superfood products are sold through a diverse set of retail channels, including conventional, natural and specialty grocery, club, outdoor, drug stores, and food service which consists of local and regional coffee shops, juice bars, corporate offices, hotels, restaurants, college campuses, professional sports teams and gyms. We estimate our products are in over 7,600 retail door locations and over 33,000 points of distribution as of December 31, 2022.

Our wholesale net sales include sales into wholesale grocery distribution, such as United Natural Foods, Inc. and KeHE Distributors, distributing to clients such as Whole Foods, Erewhon, Sprouts, Kroger, and Safeway, as well as direct wholesale sales to retailers across diverse channels, such as Costco, HEB, HyVee, Natural Grocers, and CVS.

In 2022 and 2021, the wholesale business represented $13.2 million and $13.6 million of net sales, or 37% of our net sales for each period. Our largest wholesale customers in 2022 were UNFI and KeHE which represented 11% and 10% of our total net sales, respectively. Our largest wholesale customer in 2021 was Costco which represented 13% of our total net sales. No other customers represented more than 10% of our total net sales in 2022 or 2021.

According to SPINS, as of December 31, 2022, we have achieved a brand All Commodity Volume ("ACV") of 79% in the natural enhanced retailer channel, up from 69% as of December 31, 2021. In the conventional grocery channel, we estimate we have achieved 25% of ACV as of December 31, 2022, up from 23% as of December 31, 2021.

Competition

Fundamentally, we do not believe our competition is our peer better-for-you, less processed creamer companies. We view our competition as the legacy products which are refined-sugar laden, highly processed, and have undecipherable ingredient lists. We believe consumers want more transparency and understanding of what they are putting in their bodies and are seeking less-processed alternatives. We are driving those trends through a trusted, authentic brand platform.

We compete in the following markets, based on how we categorize our core products:

Coffee Creamers

Our creamer products primarily compete within the $6.9 billion domestic creamer market that, according to Mintel, is expected to grow at a 6.3% compound annual growth rate ("CAGR") through 2027, and includes products offered by Danone SA, TreeHouse Foods Inc., Nestle SA and Dean Foods Co, among others.

We believe our creamers are differentiated from competing products due to their superior taste profile, a limited ingredient set, and a differentiated energy profile due to the inclusion of plant-based fats. In addition to being coffee additives, our powdered creamers are used by consumers in a variety of different applications, such as smoothies and baked goods.

Hydration and Beverage Enhancing Supplements

Our Hydrate platform primarily competes against hydration enhancing sports drinks. The dominant competitors in the $12.9 billion sports drink market are Gatorade, owned by PepsiCo, and PowerAde, owned by The Coca-Cola Company.

Hydrate also competes within the $4.3 billion coconut water market, which is highly fragmented relative to the sports drink market.

We believe that our Hydrate platform is differentiated from competing products due to a very limited ingredient set that contains none of the artificial sugars, ingredients or colors that are prevalent in most competing sports drinks. Due to its convenient powdered form, Hydrate also allows customers to adjust serving size based on individual taste preference, has a lower cost per serving than traditional sports drinks or coconut waters and is environmentally friendly due to its powdered form and elimination of single-use plastics.

Activate, Renew, and Performance Mushroom Supplements

Our Activate and Renew product lines compete in the $152 billion global vitamin and supplements market.

Activate products compete largely as an alternative to single-serve cold-pressed juices which frequently focus on similar ingredients (lemon cayenne mixes, and superfood greens mixes), and certain other powdered beverages.

Renew products compete in the ready-to-drink protein powder market which is highly fragmented. According to Grandview Research, the protein supplement industry was estimated to be $6.3 billion in 2021. Ready-to-drink and pre-formulated drinks were anticipated to demonstrate the fastest revenue growth in the segment. Renew Plant-Based Protein is differentiated amid this market with a short, understandable ingredient list.

Performance Mushroom and Mushroom Botanical supplements compete in the natural supplement market, which is highly fragmented with several peer companies.

Harvest Snacks and Other Food Items

Our Picky Bars, Laird Superfood Protein Bars, and Picky Bars Nut Butter Bars primarily compete in the $20.0 billion snack bar market, which is expected to grow at 6.6% CAGR through 2025, per Grand View Research. Energy and Nutrition bars, which includes these products, make up the second largest segment behind Granola/Muesli.

Our Performance Granola and Performance Oatmeal compete in the $36.5 billion global cereal market, which is expected to grow at a 3.7% CAGR through 2030, per Grand View Research. Top competitors are Bob's Red Mill, Kellogg, and General Mills.

InstaFuel and Hot Chocolate

InstaFuel instant beverage products and our Hot Chocolate with Functional Mushrooms and Hot Chocolate Oat Milk products compete with other just-add-hot-water lines of instant coffee products and hot chocolate. The annual revenue generated from the instant coffee market in the U.S. was estimated to be $17.4 billion according to Statista in 2023. The hot chocolate market is estimated to reach $4.2 billion in the U.S. in 2023 according to Statista. Because it is being made with coconut sugar rather than refined sugars and includes functional mushrooms, we believe our hot chocolate product to be highly differentiated from legacy hot chocolate brands.

Functional Coffees

We believe that our line of high quality Peruvian organic roasts, as well as our more differentiated functional coffee blends, incorporating functional mushroom extracts, superfoods, and botanical adaptogens, have natural synergies for many buyers of our creamer products, and convenience of combined ordering on our e-commerce platform.

Supply Chain

Laird Superfood sources its raw materials from a variety of suppliers located both inside and outside the United States. The Company purchases substantial portions of its roasted coffee products from one supplier, coconut milk powder from two suppliers, and coconut water powder from one supplier. There are multiple sources of roasted coffee products, coconut milk powder and coconut water powder available to the Company, and management believes that the Company could find suitable replacements for these suppliers on substantially similar terms. In addition, the Company sources all of its Aquamin from a single supplier. Raw materials are shipped to our co-manufacturers' production facilities where they are stored. These raw materials are then mixed and packaged into finished goods. Finished goods are then warehoused and shipped to both retail and wholesale customers, as well as distributors across the country.

Laird Superfood has a supplier code of conduct for the ethical sourcing of raw materials from within and outside the United States, which it provides to suppliers as part of its supplier-onboarding process.

Regulation

We are subject to a wide range of governmental regulations and policies. We are required to comply with the regulations and policies promulgated by the Environmental Protection Agency ("EPA"), the United States Department of Agriculture (the "USDA"), the Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Equal Employment Opportunity Commission ("EEOC"), the United States Department of Health and Human Services ("HHS"), the United States Department of Labor ("DOL"), and the Occupational Safety and Health Administration ("OSHA"), in addition to corresponding state and local agencies. In addition, the Federal Communications Commission ("FCC") monitors claims made by companies, particularly with celebrity spokespeople. Our importers, packers, distributors, and suppliers are also subject to various laws and regulations relating to environmental protection and worker health and safety matters.

USDA National Organic Program and Similar Regulations

We are involved in the sourcing, manufacturing, supplying, processing, marketing, selling and distribution of organic food products and, as such, are subject to certain organic quality assurance standards. The Organic Foods Production Act mandates that the USDA develop national standards for organically produced agricultural products to assure consumers that those products marketed as organic meet consistent, uniform standards. We currently manufacture and distribute a number of organic products that are subject to the standards set forth in the Organic Foods Production Act and the regulations adopted thereunder by the USDA National Organic Program. Our organic products are certified organic by a USDA-accredited certifying agent, and we believe that we are in material compliance with the organic regulations applicable to our business.

Additionally, our organic products may be subject to various state regulations. Many states have adopted their own organic programs making the state agency responsible for enforcing USDA regulations for organic operations. However, state organic programs may also add more restrictive requirements due to specific environmental conditions or the necessity of production and handling practices in the state.

Food-Related Regulations

As a manufacturer and distributor of food products, we are also subject to a number of federal, state and local food-related regulations, including, but not limited to, the Federal Food, Drug and Cosmetic Act of 1938 (the "FDCA") and regulations promulgated thereunder by the FDA. This comprehensive regulatory framework governs the manufacture (including composition and ingredients), labeling, packaging and safety of food in the U.S. The FDA:

- regulates manufacturing practices for foods through its current good manufacturing practices and regulations affecting food manufacturing;

- regulates ingredient safety; and

- prescribes the format and content of certain information required to appear on food product labels.

Some of the key food safety and food labeling regulations in the U.S. are discussed in the following sections. We are subject to the Food Safety Modernization Act of 2011, which, among other things, mandates that the FDA adopt preventative controls to be implemented by food facilities in order to minimize or prevent hazards to food safety. We are subject to numerous other federal, state and local regulations involving such matters as the licensing and registration of manufacturing facilities, enforcement by government health agencies of standards for our products, inspection of our facilities and regulation of our trade practices in connection with the sale of food products.

Food Safety Regulations

The FDA Food Safety Modernization Act ("FSMA") enables the FDA to better protect public health by strengthening the food safety system. The law provides the FDA with new enforcement authorities and tools designed to achieve higher rates of compliance with prevention- and risk-based food safety standards and to better respond to and contain problems when they do occur.

We believe that we are in material compliance with the current regulations promulgated to implement FSMA that are applicable to our business. We are continuing to develop internal compliance policies and practices for those rules that have future compliance dates in order to ensure compliance by the required deadlines.

The FDA's Foreign Supplier Verification Program requires that the United States owner or consignee of imported food take steps to verify that the foreign supplier of imported food is manufacturing the food in accordance with FDA requirements, that the importer understand what hazards the foreign supplier is controlling and how those hazards are controlled, and that this oversight program is documented. The regulation is being implemented using a tiered series of compliance dates based on the size of the U.S. importer and the foreign supplier. We have developed a program that we believe is in compliance with this regulation and are monitoring its ongoing implementation.

We are subject to numerous other federal, state and local regulations involving such matters as the licensing and registration of manufacturing facilities, food safety systems, transportation of food products, record keeping, enforcement by government health agencies of standards for our products, inspection of our facilities and regulation of our trade practices in connection with the sale of food products.

Food Labeling Regulations

The Company is subject to certain requirements relating to food labeling under the FDCA and corresponding FDA regulations as well as the Fair Packaging and Labeling Act enacted in 1967 and corresponding FTC regulations. Although the FTC and FDA share jurisdiction over claims made by manufacturers of food products (with the USDA also having jurisdiction over "organic" claims), the FDA retains primary jurisdiction over the labeling of food products whereas the FTC regulates advertising.

The FDA and FTC require that all food products be labeled to disclose the net contents, the identity of commodity, nutrition information, and the name and place of business of the product's manufacturer, packer, or distributor. Both agencies also require that any claim on the product be truthful and not misleading. The FDA also has detailed regulations and requirements governing various types of claims about products' nutritional value and wellness benefits, such as a nutrient content claims, health claims, and structure-function claims. Claims falling under these regulations must be phrased in specific ways to avoid misrepresenting the food. We believe we are in compliance with applicable FDA claims regulations.

Other state and local statutes and regulations may impose additional food labeling requirements. For instance, the California Safe Drinking Water and Toxic Enforcement Act of 1986 (commonly known as Proposition 65) requires, with a few exceptions, that a specific warning appear on any consumer product sold in California that contains a substance, above certain levels, listed by that state as having been found to cause cancer or birth defects. This law exposes all food and beverage producers to the possibility of having to provide warnings on their products.

Environmental Regulations

We are also subject to various U.S. federal, state and local environmental regulations. Some of the key environmental regulations in the U.S. include, but are not limited to, the following:

- Air quality regulations—air quality is regulated by the EPA and certain city/state air pollution control groups. We file emission reports annually.

- Waste treatment/disposal regulations—solid waste is either disposed of by a third-party or, in some cases, we have a permit to haul and apply the sludge to land. Agreements exist with local city sewer districts to treat waste at specified levels of Biological Oxygen Demand ("BOD"), Total Suspended Solids ("TSS") and other constituents. This can require weekly/monthly reporting as well as annual inspection.

- Sewer regulations—we have agreements with the local city sewer districts to treat waste at specified limits of BOD and TSS. This requires weekly/monthly reporting as well as annual inspection.

- Hazardous chemicals regulations—we file various reports with local city/state emergency response agencies to identify potential hazardous chemicals being used in our facilities.

- Storm water—all our facilities are inspected annually and must comply with an approved storm water plan to protect water supplies.

We believe that we are in material compliance with existing environmental regulations applicable to our business. We do not expect the cost of our continued compliance with existing environmental regulations to have a material effect on our capital expenditures, earnings, cash flows or competitive position in the foreseeable future.

Consumer Protection Regulations

The FTC has the authority to regulate traditional and digital advertising for most types of consumer products, including our product offerings. The FTC has interpreted the Federal Trade Commission Act (the "FTC Act") to prohibit unfair or deceptive acts or practices in commerce and oversees express and implied claims in advertising as well as certain promotional activities such as the use of social media influencers by advertising companies.

Our marketing, advertising, and promotional activities for our consumer products must adhere to the FTC Act's requirement for truthful, non-misleading and adequately substantiated claims. If our advertising does not comply with FTC and similar state requirements, we could become subject to an investigation by the FTC or a consent decree, which could have a material adverse impact on our business and reputation.

We believe that we are in material compliance with existing consumer protection regulations applicable to our business. We do not expect the cost of our continued compliance with existing consumer protection regulations to have a material effect on our capital expenditures, earnings, cash flows or competitive position in the foreseeable future.

Employee Safety Regulations

We are subject to certain safety regulations, including OSHA regulations. These regulations require us to comply with certain manufacturing safety standards to protect our employees from accidents. We believe that we are in material compliance with all employee safety regulations applicable to our business.

As we work in a critical infrastructure industry as part of the nation's food supply, we have implemented health and safety policies for all of our staff, including a transition to telework wherever reasonably possible; enacted strict sanitation protocols throughout our operations; and restricted access to visitors. Our top priority is the health and safety of our employees, and we are following published guidelines by the Centers for Disease Control and Prevention and other governmental health organizations in implementing procedures to protect our employees.

Intellectual Property

We have the right to the following material trademarks: Laird Superfood, Superfood Creamer, InstaFuel, Picky Bars, and Picky Bars Drizzle in the United States, and Laird Superfood in several international jurisdictions, including the European Union.

Human Capital Resources

Laird Superfood is a company built upon a strong vision, mission, and values set, all of which guide how we leverage our human capital in a positive way. Our culture is demonstrated internally via our regular recognition of employees and externally via activities such as our youth skill building partnerships and volunteer trail clean-up for the Deschutes segment of the Oregon Timber Trail.

As of December 31, 2022, we had 35 full-time employees, two part-time employees. None of these employees are represented by labor unions or covered by collective bargaining agreements.

We have developed and are executing on a complete program to manage the full employee life cycle, which begins with talent acquisition, focuses on robust onboarding and effective communication, includes a dynamic performance management program, utilizes engagement best practices, and is rounded out by career development and succession planning across our organization. We continuously strive to cultivate and support a highly engaged and productive workforce.

Talent Acquisition

We have a strong track record of directly recruiting top talent, but we also partner with external professional recruiting firms and headhunters to enhance our recruiting efforts when appropriate. We have relationships with local and targeted colleges and universities to supply key talent in areas like Food Science and Quality Assurance. We have also developed a partnership with our community high school to offer skills training and career experience to establish a pipeline of talent for our front-line workforce.

Onboarding and Communication

In order to create a high-performing team, we establish a firm foundation of business understanding through a robust and cross-functional onboarding process. Every employee begins with a common understanding of our history, vision, mission, values, and goals and objectives, and we train employees regarding fundamentals such as workplace and food safety and their employee rights and benefits.

We actively seek opportunities for effective communication. Major communication efforts include monthly all-hands meeting and a semi-monthly internal newsletter, which communicate content such as a CEO message, departmental updates, business priorities, and team member information. Departments meet individually and cross-functionally in a variety of ways. Managers are trained to hold regular one-on-one meetings to communicate on projects, tasks, feedback, and development. Individuals are encouraged to communicate through both formal methods and our Open-Door Policy.

Engagement

Our engagement program is centered upon monthly engagement surveys, which serve as benchmarks and leads into a series of in-person focus groups to further understand and act upon our employee feedback. The focus groups allow us to drill down on employee feedback, give voice to our workforce, and create action plans for increasing our engagement and productivity.

Performance Management

We have built a robust performance management program that seeks to combine best practices and innovation. Our program begins with goal/objective setting at the company, department, and individual level. The program incorporates regular, direct feedback in one-to-one conversations between managers and direct reports across all levels of the organization. A major component of our performance management program is our Annual Performance Evaluation that includes 360 assessments, ensuring performance is measured and enhanced not only by the manager's assessment but through peer feedback and feedback on management as well. Any time of the year, employees can ask for or offer feedback transparently and easily through a shared platform in support of our feedback-focused performance management culture.

Talent Development

We conduct an annual talent review to identify top performers and high potential talent. This review informs our development activities and skill-building opportunities of our employees across all levels. We have a strong track record of internal growth and development with many examples of employees growing into new roles with increasing responsibility. We offer employees the opportunity to participate in external leadership development programs in person or online, as well through professional associations and conferences. Additionally, we offer internal training on targeted competencies such as giving and receiving feedback and effective goal setting.

Succession Planning

We have a formal succession planning process that is designed to work in concert with our talent review and performance management processes. A systematic and regular review of our internal talent is critical to meeting the future needs of our business. Our process allows us to both identify immediate and long-range succession planning to ensure our business can continue operating at the highest level.

Compensation and Benefits

Our total rewards program is designed to ensure our talented team is both fairly paid and rewarded for performance. We ensure market competitiveness and continually make smart adjustments where necessary with the goal of retaining top talent and ensuring equitable pay practices. We offer competitive benefits to ensure that our employees are provided for across the full range of employee rewards, including an equity grant program. We also offer employer paid medical and vision insurance, dental insurance, life and short-term disability insurance, a retirement savings plan.

Diversity and Inclusion

We believe diversity and inclusion enable the company to benefit from multiple points of view and broad thinking innovation. Diversity and inclusion better positions us to understand our customers' needs and to ultimately succeed in our vision of providing better food for a better world. We approach diversity from the top-down, exemplified by our Board of Directors (the "Board") and our Executive Leadership Team: two of our seven directors are racially/ethnically diverse, and one of four members of our Executive Leadership Team are women. Our workforce is likewise gender diverse. We continue to seek opportunities for building an inclusive culture that encourages, supports, and celebrates the diverse voices of our world.

Corporate Information

We were formed as a limited liability company on June 25, 2015 under the laws of the State of Oregon, converted to a corporation under the laws of the State of Oregon on February 18, 2016, and converted to a corporation under the laws of the State of Delaware on July 3, 2018. Our principal executive offices were located at 275 W. Lundgren Mill Drive, Sisters, Oregon 97759 for the majority of 2022, and are now located at 5303 Spine Road, Suite 204, Boulder, Colorado, 80301. Our websites are *www.lairdsuperfood.com* and *www.pickybars.com*. We make available on or through our website certain reports and amendments to those reports that we file with or furnish to the SEC in accordance with the Securities Exchange Act of 1934, as amended. These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q, and our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make this information available on or through our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings, at *www.sec.gov*. We have included our website address in this Annual Report as an inactive textual reference only. Information contained on, or that can be accessed through, our website is not part of this Annual Report. You should not rely on any information contained or included on our website in making your decision whether to purchase our common stock.

ITEM 1A. RISK FACTORS.

Our business is subject to various risks and uncertainties. Investors should carefully read the following factors as well as the cautionary statements referred to in "Cautionary Note Regarding Forward-Looking Statements" in herein. If any of the risks and uncertainties described below or elsewhere in this annual report on Form 10-K occur, the Company's business, financial condition, or results of operations could be materially adversely affected.

Risks Relating to Our Limited Operating History, Financial Position and Capital Needs

We are an early-stage company and have incurred significant losses since our inception. We may continue to incur losses for the foreseeable future.

We are an early-stage company. We were formed and commenced operations in June 2015. We face all the risks faced by newer companies, including significant competition from existing and emerging competitors, many of which are established and have access to capital. In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from an early-stage company to a company capable of supporting larger scale commercial activities. If we are not successful in such a transition, our business, results and financial condition will be harmed.

We may need additional funding in order to grow our business.

To date, we have financed our operations through our initial public offering, private placements of our common and preferred stock and borrowings under loan agreements. We have devoted substantially all our financial resources and efforts to developing our products, workforce, and manufacturing capabilities. Our long-term growth and success are dependent upon our ability to generate cash from operating activities. There is no assurance that we will be able to generate sufficient cash from operations or access the capital we need to grow our business. Our inability to obtain additional capital could have a material adverse effect on our ability to fully implement our business plan and grow our business, to a greater extent than we can with our existing financial resources.

If our available cash balances and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including lower demand for our products or due to other risks described herein, we may seek to sell common stock or preferred stock or convertible debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing.

We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

- acquire or invest in complementary businesses or assets;

- increase our sales and marketing efforts and address competitive developments;

- provide for supply and inventory costs;

- fund development and marketing efforts of any future products or additional features to then-current products;

- acquire, license or invest in new technologies; or

- finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

- our ability to achieve revenue growth and improve gross margins;

- the cost of expanding our operations and offerings, including our sales and marketing efforts;

- the effect of competing market developments; and

- costs related to international expansion.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our shareholders could result. Any equity securities issued also could provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights or grant licenses on terms that are not favorable to us.

Our limited operating history may make it difficult to assess our future viability.

We believe that growth of our revenue depends on several factors, including our ability to:

- expand our existing channels of distribution;

- develop additional channels of distribution;

- grow our customer base;

- cost-effectively increase e-commerce sales at our direct website and third-party marketplaces;

- effectively introduce new products;

- increase awareness of our brand; and

- effectively source key raw materials.

We may not successfully accomplish any of these objectives, and even if we are successful in growing our revenues, we expect our revenue growth rate will decline as our revenue increases. Since our inception in June 2015, we have not yet demonstrated the ability to achieve profitability at scale. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or had previously achieved profitability.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

Our rapid growth since inception placed, and may continue to place, significant demands on our organizational, administrative and operational infrastructure, including manufacturing operations, quality control, technical support and customer service, sales force management and general and financial administration. As we continue to grow, we will need to make significant investments in multiple facets of our company, including in sales, marketing, product development, information technology, and personnel. We will also need to improve our operational, financial and management controls as well as our reporting systems and procedures.

If we are unable to manage our growth effectively, we may be unable to execute our business plan, which could have a material adverse effect on our business and our results of operations. Managing our planned growth effectively will require us to:

- maintain a low cost of customer acquisition relative to customer lifetime value;

- identify products that will be viewed favorably by customers;

- successfully hire, train and motivate employees, including additional personnel for our technological, sales and marketing efforts.

The expansion of our products and customer base has resulted and may continue to result in increases in our overhead and selling expenses. Any increase in expenditures in anticipation of future sales that do not materialize would adversely affect our profitability. In addition, if we are unable to effectively manage the growth of our business, the quality of our products may suffer and we may be unable to address competitive challenges, which would adversely affect our overall business, operations and financial condition.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Risks Relating to Our Business

Our reliance on third parties to produce and distribute our products while meeting their contractual, regulatory and other obligations to us could have an adverse effect on our business.

We rely on third-party service providers for most areas of our business, including for the supply of raw materials and manufacturing and distribution of our products. Our performance is dependent on the ability of these service providers to produce and deliver our products timely and to our standards and at a reasonable cost. Failure by these third parties to meet their contractual, regulatory and other obligations to us, or our failure to adequately monitor their performance, could result in additional costs to correct errors made by such service providers. A significant disruption at their facilities, even on a short-term basis, could impair our ability to timely produce and ship products, which could have a material adverse effect on our business, financial position and results of operations. Depending on the function involved, such errors can also lead to business disruption, incorrect or adverse effects on financial reporting, litigation or remediation costs, and damage to our reputation, all of which could adversely affect our business.

In addition, we believe there are a limited number of competent, high-quality co-manufacturers in our industry, and many of our co-manufacturers produce products for other companies as well. If we need to change co-manufacturers or fail to retain co-manufacturers, or if our co-manufacturers go out of business or suffer major equipment failure, production of our products may be delayed or postponed and the availability of some of our products may be reduced or eliminated, which could adversely affect our business, results of operations and financial condition.

Competition in the food and beverage retail industry, especially Internet-based competition, is strong and presents an ongoing threat to the success of our business.

The food and beverage retail industry is very competitive. In our e-commerce and wholesale business, we compete with food and beverage retail stores, supermarkets, warehouse clubs and other mass and general retail and online merchandisers, including Internet retailers, many of which are larger than us and have significantly greater capital resources than we do, selling both competitive products and retailing our own products, competing against our e-commerce business. We also compete with a number of natural, organic, and functional food and beverage producers.

We face significant competition from these and other retailers and producers. Any changes in their merchandising and operational strategies could negatively affect our sales and profitability. In particular, if natural, organic, and functional food and beverage competitors seek to gain or retain market share by reducing prices, we would likely be forced to reduce our prices on similar product offerings in order to remain competitive, which may result in a decrease in our market share, net sales and profitability and may require a change in our operating strategies.

We have been able to compete successfully by differentiating ourselves from our competitors by providing an expanding selection of natural, organic, and functional products, competitive pricing, convenience and exceptional customer service. If changes in consumer preferences decrease the competitive advantage attributable to these factors, or if we fail to otherwise positively differentiate our product offering or customer experience from our competitors, our business, financial condition, and results of operations could be materially and adversely affected.

Many of our current competitors have, and potential competitors may have longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies (including but not limited to predatory pricing policies and the provision of substantial discounts), which may allow them to build larger customer bases or generate net sales from those customer bases more effectively than we are able to execute upon.

We expect competition in the natural, organic, and functional food and beverage industry, and in particular Internet-based competition, generally to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control, including:

- the size and composition of our customer base;

- the number of products that we feature on our website;

- the quality and responsiveness of customer service;

- our selling and marketing efforts;

- the quality and price of the products that we offer;

- the convenience of the shopping experience that we provide;

- rapid changes affecting global, national, and regional economies;

- our ability to manage our third-party manufacturing and logistics partners; and

- our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, and results of operations would be materially and adversely affected.

We may not be able to successfully implement our growth strategy for our brand on a timely basis or at all.

We believe that our future success depends, in part, on our ability to implement our growth strategy of leveraging our existing brands and products to drive increased sales. However, we face many risks, uncertainties and difficulties frequently encountered by companies in their early stage of development, particularly companies in the rapidly evolving natural, organic, and functional food and beverage industry. Our ability to implement our growth strategy depends, among other things, on our ability to:

- develop and introduce new and appealing products in our portfolio of brands and successfully innovate on our existing products;

- successfully compete in the product categories in which we choose to operate;

- attract and maintain a large customer base and develop and grow that customer base;

- increase awareness of our portfolio of brands and develop effective marketing strategies to ensure consumer loyalty;

- establish and maintain strategic relationships with key sales, marketing, manufacturing and distribution providers; and

- attract, retain and motivate qualified personnel.

We may not be able to implement this growth strategy successfully. Our planned marketing expenditures may not result in increased total sales or generate sufficient levels of consumer interest or brand awareness. Our sales and results of operations will be negatively affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

Our Laird Superfood products are new, and our industry is rapidly evolving.

Some of our Laird Superfood products are new and are only in early stages of commercialization, and some products that are important to our growth strategy are in various stages of research and development and have not yet been commercialized. We are not certain that these, or any other future products, will be developed to commercialization, sell as anticipated, be manufactured as anticipated, or be desirable to their intended markets. Also, some of our products may have limited uses and benefits, which may limit their appeal to consumers and put us at a competitive disadvantage. Developing new products and placing them into both conventional and natural grocery environments is an expensive and time-consuming process, and if a product fails to sustain market acceptance or is unable to be manufactured as anticipated, the investment made in the product may be lost.

If our current or future products fail in the development stage, or fail our customer's expectation of quality, or if we do not achieve or sustain market acceptance, we could lose customers or could be subject to claims which could have a material adverse effect on our business, financial condition and operating results.

As is typical in a rapidly evolving industry, the development process and demand and market acceptance for recently introduced products are subject to a high level of uncertainty and risk. Because the market for our products is new and evolving, it is difficult to predict with any certainty the size of this market and its growth rate, if any, and costs of manufacturing as a product is developed. We cannot guarantee that we will be successful in developing new or existing products or manufacturing new products including through co-packers, that our co-packers perform as expected, or that a market for our products will develop or that demand for our products will be sustainable. If we fail to develop or manufacture new products, or the market for new products fails to develop, develops more slowly than expected or becomes saturated with competitors, our business, financial condition and operating results would be materially adversely affected.

We are subject to the risks associated with conducting business operations outside of the U.S., which could adversely affect our business.

We purchase our products from a variety of suppliers, including international suppliers. Our direct purchases from non-US suppliers represented a majority of our raw materials, and we expect our international purchases may grow with time. Additionally, we may source from new non-US suppliers over time as raw material availability changes. We also sell our products to consumers through our website and other online and physical distributors that are in foreign countries, and we may in the future enter into agreements with distributors in foreign countries to sell our products. All of these activities are subject to the uncertainties associated with international business operations, including:

- difficulties with foreign and geographically dispersed operations;

- having to comply with various U.S. and international laws;

- changes and uncertainties relating to foreign rules and regulations;

- tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to import necessary materials;

- limitations on our ability to enter into cost-effective arrangements with distributors, or at all;

- fluctuations in foreign currency exchange rates;

- imposition of limitations on production, sale or export in foreign countries, including due to pandemic or quarantine;

- imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign processors or joint ventures;

- imposition of differing labor laws and standards;

- economic, political, environmental, health-related or social instability in foreign countries and regions (such as in Sri Lanka in 2022 and Peru in 2023);

- an inability, or reduced ability, to protect our intellectual property;

- availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us;

- difficulties in recruiting and retaining personnel, and managing international operations;

- difficulties in enforcing contracts and legal decisions;

- less developed infrastructure.

If we expand into other target markets, we cannot assure you that our expansion plans will be realized, or if realized, be successful. We expect each market to have particular regulatory and funding hurdles to overcome and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. If we expend significant time and resources on expansion plans that fail or are delayed, our reputation, business and financial condition may be harmed.

In addition, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials or other third parties for the purpose of obtaining or retaining business. While our policies mandate compliance with these anti-bribery laws, our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, cash flows and financial condition.

Our results may be negatively affected by changes in foreign currency exchange rates.

Currently, substantially all of our international purchase and sales contracts are denominated in U.S. dollars, and generally do not guarantee long term pricing. As a result, a decrease in the value of the U.S. dollar relative to foreign currencies could increase our costs in dollars for the food products and ingredients that we import from other countries. In addition, an increase in the value of the U.S. dollar relative to foreign currencies could require us to reduce our selling price or risk making our products less competitive in international markets. The Company has not historically hedged foreign exchange risks.

Pandemics, epidemics, or disease outbreaks, such as the COVID-19 pandemic, could have a material adverse impact on our business including, among other things, consumption and trade patterns, our supply chain and production processes, each of which could materially affect our operations, liquidity, financial condition, and results of operations.

The actual or perceived effects of a disease outbreak, epidemic, pandemic or similar widespread public health concern, such as COVID-19, could negatively affect our operations, liquidity, financial condition and results of operations. Pandemics, epidemics or disease outbreaks may affect demand for our products because quarantines or other government restrictions on movement may cause erratic consumer purchase behavior. Governmental or societal impositions of restrictions on public gatherings, especially if prolonged, may have adverse effects on in-person traffic to retail stores, and in turn, our business. Even the perceived risk of infection or health risk may adversely affect traffic to our store-based retail customers and, in turn, our business, liquidity, financial condition and results of operations, particularly if any self-imposed or government-imposed restrictions are in place for significant time.

The spread of pandemics, epidemics or disease outbreaks such as COVID-19 may also disrupt our third-party business partners' ability to meet their obligations to us, which may negatively affect our operations. These third parties include those who supply our ingredients, packaging, and other necessary operating materials, contract manufacturers, distributors, and logistics and transportation services providers. Ports and other channels of entry may be closed or operate at only a portion of capacity, as workers may be prohibited or otherwise unable to report to work and means of transporting products within regions or countries may be limited for the same reason, and the foreign locations of certain of our suppliers may result in greater or more prolonged restrictions than experienced by United States-based businesses. Our contract manufacturers' ability to manufacture our products may be impaired by any material disruption to their employee staffing, procurement, manufacturing, or warehousing capabilities because of COVID-19 or similar outbreaks.

Our results of operations depend on, among other things, our ability to maintain and increase sales volume with our existing customers, to attract new consumers and to provide products that appeal to consumers at prices they are willing and able to pay. Our ability to implement our innovation, advertising, display and promotion activities designed to maintain and increase our sales volumes on a timely basis may be negatively affected because of modifications to in-person promotional activities during the COVID-19 outbreak or similar situations. Retailers may also alter their normal inventory receiving and product restocking practices during pandemics, epidemics or disease outbreaks such as COVID-19, which may negatively affect our business.

Workforce limitations and travel restrictions resulting from pandemics, epidemics or disease outbreaks such as COVID-19 and related government actions may affect many aspects of our business. If a significant percentage of our workforce cannot work, including because of illness, travel or government restrictions in connection with pandemics or disease outbreaks, our operations may be negatively affected.

Adverse and uncertain economic conditions, such as decreases in per capita income and level of disposable income, increased unemployment or a decline in consumer confidence because of the COVID-19 outbreak or similar situations, could have an adverse effect on distributor, retailer and consumer demand for our products. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. Prolonged unfavorable economic conditions, including because of COVID-19 or similar outbreaks, and any resulting recession or slowed economic growth, may have an adverse effect on our sales and profitability.

Our efforts to manage and mitigate these factors may be unsuccessful, and the effectiveness of these efforts depends on factors beyond our control, including the duration and severity of any pandemic, epidemic or disease outbreak, and third-party actions taken to contain its spread and mitigate public health effects.

We may be unable to adequately protect our brand and our other intellectual property rights.

We regard our brand, customer lists, trademarks, domain names, trade secrets and similar intellectual property as critical to our success. We may rely on trademark, copyright and patent law, trade secret protection, agreements and other methods with our employees and others to protect our proprietary rights. We might not be able to obtain broad protection in the United States for all our intellectual property. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights, and we may be unable to broadly enforce all our trademarks. Any of our patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our patent and trademark applications may never be granted. To date, the Company has not applied for patent protection on any of its technology. The process of obtaining patent protection is expensive and time-consuming, and we may be unable to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights. Furthermore, our confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information.

We might be required to spend significant resources to monitor and protect our intellectual property rights. For example, we may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights or to establish the validity of such rights. However, we may be unable to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights and other proprietary rights. In addition, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially and adversely affect our business, financial condition, and results of operations.

In addition, our technology platform may use open source software. The use of such open source software may subject us to certain conditions, including the obligation to offer, distribute, or disclose our technology platform for no or reduced cost, make the proprietary source code subject to open source software licenses available to the public, license our software and systems that use open source software for the purpose of making derivative works, or allow reverse assembly, disassembly, or reverse engineering. We monitor our use of open source software to avoid subjecting our technology platform to conditions we do not intend. However, if our technology platform becomes subject to such unintended conditions, it could have an adverse effect on our business, financial condition, and results of operations.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop the infringement or the misappropriation of our intellectual property rights. The loss of the Laird Superfood brand or logo or other registered or common law trade names or a diminution in the perceived quality of products or services associated with the Company would harm our business. Our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

A food safety or quality issue that results in a product disruption such as a recall, health issue, or death of a consumer could harm our business.

The sale of products for human use and consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties or product contamination or spoilage. Under certain circumstances, we have in the past been, and may be required to recall or withdraw products, suspend production of our products or cease operations, which may lead to a material adverse effect on our business.

Even if a situation does not necessitate a recall or market withdrawal, product liability claims might be asserted against us. While we are subject to governmental inspection and regulations and believe our facilities and those of our co-packers and suppliers comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness (such as listeria) or death to a consumer, we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could cause consumers to lose confidence in the safety and quality of our products. Moreover, claims or liabilities of this type might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. Although we maintain product liability and product recall insurance in an amount that we believe to be consistent with market practice, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a product recall could have a material adverse effect on our business, financial condition, results of operations or liquidity.

We may be subject to significant liability that is not covered by insurance.

Although we believe that the extent of our insurance coverage is consistent with industry practice, any claim under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities or if our business operations were interrupted for a substantial period, we could incur costs and suffer losses. Inventory, equipment, and business interruption losses may not be covered by our insurance policies. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

We rely on independent certification for a number of our products.

We rely on independent third-party certification, such as certifications of our products as "organic" or "Non-GMO" (non-genetically modified organisms), to differentiate our products from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified organic. For example, we can lose our "organic" certification if a manufacturing plant becomes contaminated with non-organic materials, or if it is not properly cleaned after a production run. In addition, all raw materials must be certified organic. The loss of any independent certifications could adversely affect our market position as an organic and natural products company, which could harm our business.

Our future results of operations may be adversely affected by the availability of Non-GMO and organic ingredients.

Our ability to ensure a continuing supply of Non-GMO and organic ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic crops, climate conditions, changes in national and world economic conditions, currency fluctuations and forecasting adequate need of seasonal ingredients.

The organic ingredients that we use in the production of our products (including, among others, coffee, coconut sugar, coconut milk powder, and extra virgin coconut oil) are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, water scarcity, temperature extremes, frosts, earthquakes and pestilences. Natural disasters and adverse weather conditions (including the potential effects of climate change) can lower crop yields and reduce crop size and crop quality, which in turn could reduce our supplies of Non-GMO and organic ingredients or increase the prices of Non-GMO and organic ingredients. If our supplies of Non-GMO and organic ingredients are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations.

We also compete with other manufacturers in the procurement of Non-GMO and organic product ingredients, which may be less plentiful in the open market than conventional product ingredients. This competition may increase in the future if consumer demand for Non-GMO and organic products increases. This could cause our expenses to increase or could limit the amount of product that we can manufacture and sell.

Adverse weather conditions, fires, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on our business.

Agricultural products are vulnerable to adverse weather conditions, including severe rains, drought and temperature extremes, floods and windstorms, which are quite common but difficult to predict. Agricultural products also are vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. Unfavorable growing conditions caused by these factors can reduce both crop size and crop quality and, in extreme cases, entire harvests may be lost. Additionally, adverse weather or natural disasters, including fires, earthquakes, winter storms, droughts, or volcanic events, could impact our co-manufacturing and third-party logistics partners, which could result in significant costs and meaningfully reduce our capacity to fulfill orders and maintain normal business operations. These factors may result in lower sales volume and increased costs due increased costs of products. Incremental costs, including transportation, may also be incurred if we need to find alternate short-term supplies of products from alternative areas. These factors can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, results of operations and financial condition.

Climate change may negatively affect our business and operations.

There is concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as coconut milk powder, organic coconut sugar, organic extra virgin coconut oil and freeze dried coconut water. As a result of climate change, we may also be subjected to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact our manufacturing and distribution operations, as well as the agricultural businesses of our suppliers, which rely on the availability and quality of water.

We rely on a small number of suppliers to provide our raw materials, and our supply chain may be interrupted and prevent us from obtaining the necessary materials we need to operate.

We rely on suppliers and vendors to meet our high-quality standards and supply products in a timely and efficient manner. There is, however, no assurance that quality natural and organic products will continue to be available to meet our specific and growing needs. This may be due to, among other reasons, problems with our suppliers' and vendors' businesses, finances, labor relations, ability to export materials, international shipping delays, product quality issues, costs, production, crop yields, insurance, and reputation, as well as disease outbreaks or pandemics such as the COVID-19 pandemic, acts of war, terrorism, natural disasters, fires, earthquakes, flooding or other catastrophic occurrences. If for any reason our suppliers or vendors became unable or unwilling to continue to provide services to us, this would likely lead to a temporary interruption in our ability to import our products until we found another entity that could provide these services. Failure to find a suitable replacement, even on a temporary basis, would have a material adverse effect on our ability to meet our current production targets, make it difficult to grow and would have an adverse effect on our results of operations. For example, in the first quarter of 2023, we identified a product quality issue which was traced back to one supplier of coconut milk powder. This resulted in a product withdrawal for which we recognized $0.6 million of inventory obsolescence charges in the fourth quarter of 2022 and expect to incur less than $0.5 million of related costs in the first quarter of 2023.

In addition, our top suppliers are in a similar geographic area, which increases the risk of significant supply disruptions from local and regional events (such as the unrest in Sri Lanka in 2022 and in Peru in 2023). In the event that our supply from our current suppliers is interrupted, our operations may be interrupted resulting in lost revenue, added costs and distribution delays that could harm our business and customer relationships until we are able to identify and enter into an agreement with one or more alternative suppliers.

As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products. In the event that our supply from our current suppliers is interrupted, our operations may be interrupted resulting in lost revenue, added costs such as, without limitation, shipping costs, and distribution delays that could harm our business and customer relationships until we are able to identify and enter into an agreement with one or more alternative suppliers.

Our future results of operations may be adversely affected by volatile commodity costs.

Many aspects of our business could be directly affected by volatile commodity costs. Agricultural commodities and raw materials, including coconut milk powder, organic coconut sugar, organic extra virgin coconut oil, freeze dried coconut water and Aquamin, are the principal inputs used in our products. These items, as well as a growing list of new ingredients as we expand our product portfolio, are subject to price volatility which can be caused by commodity market fluctuations, inflation, crop yields, seasonal cycles, weather conditions (including the potential effects of climate change), temperature extremes and natural disasters (including floods, droughts, water scarcity, frosts, earthquakes and hurricanes), pest and disease problems, changes in currency exchange rates, imbalances between supply and demand, natural disasters and government programs and policies among other factors. Volatile fuel costs translate into unpredictable costs for the products and services we receive from our third-party providers including, but not limited to, distribution costs for our products and packaging costs. While we may seek to offset the volatility of such costs with a combination of cost savings initiatives, operating efficiencies and price increases to our customers, we may be unable to manage cost volatility. If we are unable to fully offset the volatility of such costs, our financial results could be adversely affected.

We are reliant on Laird Hamilton and Gabrielle Reece to develop new products and market our brand.

Many of the Company's current products and planned future products are based on the lifestyle of Mr. Hamilton and Ms. Reece. Pursuant to the License and Preservation Agreement, dated May 26, 2020, by and among Mr. Hamilton, Ms. Reece and the Company, Mr. Hamilton and Ms. Reece granted us a limited, exclusive license to use their respective images, signatures, voices and names (other than those owned by the Company), rights of publicity and common law and statutory rights to the foregoing. Any use of the licensed property that is in accordance with the historical standard of use and is not objected to by Mr. Hamilton or Ms. Reece within 30 days of the first intra-company disclosure of a bona-fide intent to make such use is deemed approved. Any new use of the licensed property shall satisfy the historical standard of use and shall be primarily directed to the advertising, promotion or marketing of the Company's products and services. If Mr. Hamilton or Ms. Reece object to a proposed use of the licensed property, the Company may be prevented from implementing our business plan in a timely manner, or at all, outside of previously approved usages or usages consistent with certain pre-approved product guidelines. Also, the Company depends on the positive image and public popularity of Mr. Hamilton and Ms. Reece to maintain and increase brand recognition. Customers may be drawn to our products because of their involvement in our Company as celebrities. If Mr. Hamilton or Ms. Reece's image, reputation or popularity is materially and adversely affected, this could negatively affect the marketability and sales of our products and the Company.

Laird Hamilton's and Gabrielle Reece's involvement with other business and personal ventures might interfere with their ability to fully engage with their Company obligations.

Mr. Hamilton and Ms. Reece may engage in outside business activities from time to time, including the XPT Extreme Performance Training brand, Laird Apparel and various endorsement opportunities. These activities may interfere with the respective time and attention Mr. Hamilton and Ms. Reece can devote to the Company's business and affairs, which could have a material and adverse effect on the business. Also, we have entered only limited non-competition and non-solicitation agreements with Mr. Hamilton and Ms. Reece, which makes us vulnerable to competition from them. These conflicts of interest may result in the loss of business opportunities, which may materially and adversely affect our prospects, business advantage, financial condition and results of operations.

If the reputation of our brand erodes significantly, it could have a material impact on our results of operations.

Our financial success is directly dependent on the consumer perception of our brand. The success of our brand may suffer if our marketing plans or product initiatives do not have the desired impact on our brand's image or its ability to attract consumers. Further, our results could be negatively affected if our brand suffers substantial damage to its reputation due to real or perceived quality issues, adverse publicity about our products, packaging or ingredients, our failure to maintain the quality of our products, the failure of our products to deliver consistently positive consumer experiences, the products becoming unavailable to consumers, or perception that the Company or any of its executives or Mr. Hamilton or Ms. Reece is perceived to act in an irresponsible or objectionable manner. In addition, it is possible for such information, misperceptions and opinions to be shared quickly and disseminated widely due to the continued growing use of social and digital media. Negative posts or comments about the Company or any of its executives or Mr. Hamilton or Ms. Reece, or our products or packaging on social or digital media could seriously damage our brands and reputation.

We rely on retailers and distributors for a substantial portion of our sales, and our failure to maintain and further develop our sales channels could harm our business.

We sell a substantial portion of our products through retailers such as Costco, Natural Grocers, CVS, Kroger and REI, distributors such as United Natural Foods, Inc. and KeHE Distributors, and online through *Amazon.com*, and we depend on these third parties to sell our products to consumers.

The loss of, or business disruption at, one or more of these retailers or distributors or a negative change in our relationship with Costco or *Amazon.com* or a disruption to *Amazon.com* as a sales channel could have a material adverse effect on our business. If we do not maintain our relationship with existing retailers and distributors or develop relationships with new retailers and distributors, the growth of our business may be adversely affected, and our business may be harmed.

We are not the exclusive seller of our products into e-commerce channels, such as *Amazon.com*, and face competition in that channel from resellers of our products. Further, the terms of our agreements with these distributors allow us to plan for the future, maintain growth and strengthen our relationships with key customers. If we are required to obtain additional or alternative distribution agreements or arrangements in the future, we cannot be certain that we will be able to do so on satisfactory terms or in a timely manner. Our inability to enter into satisfactory distribution agreements may inhibit our ability to implement our business plan or to establish markets necessary to expand the distribution of our products successfully.

We depend upon internet search engines and other providers of digital advertising to attract a significant portion of our potential customers to our website, and any change in the prominence of our website in either paid or algorithmic search result listings or an increase in purchasing digital ads could cause the number of visitors to our website and our revenue to decline.

We depend in significant part on various internet search engines, such as Google, and other providers of digital advertising to direct a significant number of potential customers to our website. Search websites typically provide two types of search results, algorithmic and paid listings. Algorithmic, or organic, listings are determined and displayed solely by a set of formulas designed by search companies. Paid listings can be purchased and then are displayed if particular words are included in a user's internet search. Placement in paid listings is generally not determined solely on the bid price, but also takes into account the search engines' assessment of the quality of the website featured in the paid listing and other factors. We rely on both algorithmic and paid search results, as well as digital advertising on other websites and through other providers, to direct a substantial share of the visitors to our website.

Our ability to maintain the number of visitors to our website from internet search websites and other websites is not entirely within our control. For example, internet search websites frequently revise their algorithms in an attempt to optimize their search result listings or to implement their internal standards and strategies. Changes in the algorithms could cause our website to receive less favorable placements, which could reduce the number of users who visit our website. We have experienced and continue to experience fluctuations in the search result rankings for our website.

In addition, the prominence of the placement of our advertisements is in part determined by the amount we are willing to pay for the advertisement. We bid against our competitors for the display of paid search engine advertisements and some of our competitors have greater resources with which to bid and better brand recognition than we have. Additionally, as we increase the number of third-party distributors of our products, they have occasionally targeted similar individuals or use similar key words. If competition for the display of paid advertisements in response to search terms related to our online services increases, our online advertising expenses could rise significantly, and we may be required to reduce the number of our paid search advertisements. If we reduce our advertising with search engines, our consumer traffic may significantly decline, or we may be unable to maintain a cost-effective search engine marketing program.

On October 20, 2020, the United States Department of Justice brought an antitrust lawsuit against Google claiming that Google improperly uses its monopoly over internet search to impede competition and harm consumers. Our cost of advertising on Google may remain high if Google's monopoly over internet searches is not prevented and competitive search engines are not allowed to compete. Alternatively, if Google is required because of this lawsuit to split up the company or sell assets, there is no assurance this will decrease advertising costs and it may lead to increased costs due to an increased number of service providers who obtain oligopoly power to control advertising costs. Although this lawsuit may lower our advertising costs, there is risk that it may not and would lead to increased costs which would reduce our profitability and harm our business.

Other factors, such as search engine technical difficulties, search engine technical changes and technical or presentation changes we make to our website, could also cause our website to be listed less prominently in algorithmic search results. Any adverse effect on the placement of our website in search engine results could reduce the number of users who visit our website and drive up the cost of customer acquisition. If visits to our website decrease, our revenue may decline, and we may need to resort to more costly sources to acquire new customers and such decreased revenue and/or increased expense could materially and adversely affect our business and profitability.

Our customer acquisition costs may increase, and our customer lifetime values may decrease, harming our margins and results.

Our business is dependent upon the success of our sales and customer acquisition and retention strategies, and our marketing efforts are focused on building our brand and acquiring new customers. As our business grows, our marketing dollars may become less effective as we run out of sources of free or low-cost traffic to our websites and are compelled to use less proprietary and more competitive sources of customer acquisition. In addition, customers acquired through more competitive channels may have lower retention rates compared to customers acquired through low-cost channels such as the social media presences of Mr. Hamilton and Ms. Reece, leading to lower customer lifetime values. To the extent our customer acquisition costs increase, or our lifetime customer values decrease, our margins and results of operations will be harmed.

Our customers generally are not obligated to continue purchasing products from us.

Many of our customers are individuals that buy from us under purchase orders, and we generally do not have long-term agreements with or commitments from these customers for the purchase of products. We cannot provide assurance that our customers, including customers that participate in our subscription programs, will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our customers' sales volumes or orders for products supplied by us may have a material adverse effect on our business, financial condition or results of operations.

Failure to maintain sufficient quality and capacity with third-party partners on terms that are beneficial for us may result in our inability to meet customer demand and/or may increase our operating costs.

We are reliant on co-manufacturers and third-party logistics partners for a significant portion of our business. A failure by these partners to comply with food safety, environmental, or other laws and regulations, or to produce products of the quality and taste-profile we expect, or with efficiency and at costs we expect, may also disrupt our supply of products. In addition, we may experience increased distribution and warehousing costs due to capacity constraints resulting from our growth. If we cannot maintain sufficient and satisfactory production, warehousing and distribution capacity through third-party agreements, we may be unable to meet customer demand and/or our manufacturing, distribution and warehousing costs may increase, which could negatively affect our business.

Our financial success depends on our ability to successfully predict changes in consumer preferences and develop successful new products and marketing strategies in response.

Consumer preferences evolve over time and the success of our products depends on our ability to identify the tastes and dietary habits of consumers and to offer products that appeal to their preferences and address their concerns. We must also adapt our marketing strategies to these fluid consumer preferences as they develop. Recent trends in consumer preferences that may impact us include:

- dietary trends and increased attention to nutritional values, such as sugar, fat, protein, fiber, carbohydrate, or calorie content;

- concerns about obesity and the health effects of specific ingredients and nutrients, such as sugar and other sweeteners, ingredients derived from genetically modified organisms (GMOs), gluten, grains, dairy, soybeans, nuts, oils, vitamins, fiber, and minerals; and

- increasing awareness of the environmental and social effects of product production, including agricultural production by food manufacturers and their suppliers.

The development and introduction of new products could require substantial research and development and other expenditures, including capital investment and marketing and warehouse slotting investments. In addition, the success of our innovation and product development efforts depends upon our ability to anticipate changes in consumers' preferences, the technical capability of our research and development staff in developing, formulating and testing new products, and our ability to introduce the resulting products in a timely manner. If our products fail to meet consumer preferences, or we fail to introduce new and improved products on a timely basis, then the return on that investment will be less than anticipated and our strategy to grow sales and profits through product innovations and extensions will be less successful.

Consumer preferences for natural and organic food products are difficult to predict and may change.

Our business is primarily focused on sales of non-GMO, organic and natural products, and our success depends, in part, on our ability to offer products that anticipate the tastes and dietary habits of consumers and appeal to their preferences on a timely and affordable basis. A significant shift in consumer demand away from our products or our failure to maintain our current market position, could reduce our sales and harm our business. Consumer trends change based on a number of possible factors, including nutritional values, a change in consumer preferences or general economic conditions. Additionally, there is a growing focus among some consumers to buy local food products in an attempt to reduce the carbon footprint associated with transporting food products from longer distances, which could result in a decrease in the demand for food products and ingredients that we import from other countries or transport from remote processing locations or growing regions. Further, failures by us or our competitors to deliver quality products could erode consumer trust in the organic certification of foods. A significant shift in consumer demand away from our products would reduce our market share, harming our business.

Technology failures or security breaches could disrupt our operations and negatively impact our business.

In the normal course of business, we rely on information technology systems to process, transmit, and store electronic information. For example, our production and distribution facilities and inventory management utilize information technology to increase efficiencies and limit costs. Information technology systems are also integral to the reporting of our results of operations. Furthermore, a significant portion of the communications between, and storage of personal data of, our personnel, customers, and suppliers depend on information technology, including social media platforms.

Our information technology systems may be vulnerable to a variety of interruptions, as a result of our enterprise platform or due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, cyber-attacks, and other security issues. These events could compromise our confidential information, impede or interrupt our business operations, and may result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. Furthermore, if a breach or other breakdown results in disclosure of confidential or personal information, we may suffer reputational, competitive and/or business harm.

To date, we have experienced a break-in against one of our social media accounts which was quickly remediated, and a third-party that processes payments for our website experienced a data breach in which certain customer data (but not credit card numbers, Social Security numbers or similar sensitive personal information) may have been compromised, but We have not experienced a material breach of cyber security, either directly or indirectly. While we have implemented administrative and technical controls, maintained information security training programs, maintained external reviews, and taken other preventive actions to reduce the risk of cyber incidents and protect our information technology, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks, ransomware attacks, or other security breaches to our computer systems, which could have a material adverse effect on our business, financial condition or results of operations. Similarly, while we currently maintain insurance that is intended to cover security and information system incidents, the insurance may not cover all or any of the losses, types of claims, damages to our brand, or damages to our reputation due to the specific facts and circumstances surrounding the event, and such insurance may not remain available on advantageous terms or at all.

Economic downturns could limit consumer demand for our products and negatively affect our sales and profitability.

The premium organic and natural food industry is sensitive to national and regional economic conditions and the demand for the products that we distribute may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, housing starts, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of natural and organic products that consumers purchase where there are non-organic alternatives, given that many premium natural and organic products, and particularly premium natural and organic foods, often have higher retail prices than do their non-organic counterparts.

The failure to successfully integrate newly acquired products or businesses could negatively impact our profitability.

From time to time, we may consider opportunities to acquire other products or businesses that may expand the breadth of our markets or customer base. The success of future mergers and acquisitions will be dependent upon our ability to effectively integrate the acquired products and operations into our business. Integration can be complex, expensive and time-consuming. The failure to successfully integrate products or businesses in a timely and cost-effective manner could materially adversely affect our business, prospects, results of operations and financial condition. The diversion of our management's attention and any difficulties encountered in any integration process could also have a material adverse effect on our ability to manage our business. Risks associated with strategic mergers and acquisitions include, but are not limited to, integrating manufacturing, distribution, sales, accounting, financial reporting and administrative support activities, securing information and technology systems, transferring customer data, and managing new business models, new categories, and new territories. In addition, the integration process could result in the loss of key employees, the disruption of ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, or policies, any of which could adversely affect our ability to maintain the appeal of our brand and our relationships with customers, employees or other third parties or our ability to achieve the anticipated benefits of such acquisitions and could harm our financial performance. We do not know if we will be able to identify acquisitions that we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or businesses. Additionally, an additional risk inherent in any acquisition is that we fail to realize a positive return on our investment.

Regulatory Risks

Our products and operations are subject to government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could adversely affect our business and results of operations.

We are affected by a wide range of governmental laws and regulations. Examples of regulatory agencies influencing our operations include the United States Department of Agriculture (the "USDA"), the Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC"), and the Environmental Protection Agency, among others. These agencies regulate, among other things, with respect to our products and operations:

- design, development and manufacturing;
- testing, labeling, content and language of instructions for use and storage;
- product safety;
- marketing, sales and distribution;
- record keeping procedures;
- advertising and promotion;
- recalls and corrective actions; and
- product import and export.

These laws and regulations affect various aspects of our business. For example, certain food ingredient products manufactured by Laird Superfood are regulated under the United States Federal Food, Drug, and Cosmetic Act ("FDCA"), as administered by the FDA. Under the FDCA, pre-marketing approval by the FDA is required for the sale of a food ingredient which is a food additive unless the substance is generally recognized as safe, under the conditions of its intended use by qualified experts in food safety. We believe that most food ingredients in our products are generally recognized as safe. However, this status cannot be determined until actual formulations and uses are finalized. As a result, we may be adversely affected if the FDA determines that our food ingredient products do not meet the criteria for generally recognized as safe.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions and third-party lawsuits such as:

- warning letters;
- fines;
- injunctions;
- civil penalties and civil lawsuits;
- termination of distribution;
- recalls or seizures of products;
- delays in the introduction of products into the market; and
- total or partial suspension of production.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and results of operations. We may also be required to take corrective actions, such as installing additional equipment or taking other actions, each of which could require us to make substantial capital expenditures. In addition, we could be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. As a result, our future business prospects could deteriorate due to regulatory constraints, and our profitability could be impaired by our obligation to provide such indemnification to our employees.

The FDA may also take issue with the name "Laird Superfood" or any derivative name, as "superfood" is, to our knowledge, still undefined by regulatory agencies. In addition to any regulatory costs, if the Company were required to change its name, there would likely be, or could be, among other results, a negative effect on the Company's branding and customer perception.

Our reputation could suffer from real or perceived issues involving the labeling or marketing of our products.

Products that we sell carry claims as to their origin, ingredients or health benefits, including, by way of example, the use of the term "natural", "functional", or "healthy", or similar synonyms or implied statements relating to such benefits. Although the FDA and the USDA each has issued statements regarding the appropriate use of the word "natural," there is no single, United States government regulated definition of the term "natural" for use in the food industry, which is true for many other adjectives common in the better-for-you and functionally focused food industry. The resulting uncertainty has led to consumer confusion, distrust and legal challenges. Plaintiffs have commenced legal actions against several food companies that market "natural" products, asserting false, misleading and deceptive advertising and labeling claims, including claims related to genetically modified ingredients. In limited circumstances, the FDA has taken regulatory action against products labeled "natural" but that nonetheless contain synthetic ingredients or components. Should we become subject to similar claims, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded. Adverse publicity about these matters may discourage consumers from buying our products. The cost of defending against any such claims could be significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which would have a material adverse effect on our business, financial condition and results of operations.

Similarly, certain USDA regulations set forth the minimum standards producers must meet in order to have their products labeled as "certified organic," and we currently manufacture several organic products that are covered by these regulations. While we believe our products and our supply chain are in compliance with these regulations, changes to food regulations may increase our costs to remain in compliance. We could lose our "organic" certification if a facility becomes contaminated with non-organic ingredients, if we do not use raw materials that are certified organic, or if key ingredients used in our products are no longer allowed to be used in food certified as "organic." The loss of our "organic" certifications could materially and adversely affect our business, financial condition or results of operations.

In addition, the USDA has proposed a rule requiring disclosure of the use of genetic engineering in manufacturing a product or an ingredient used in a product. The rule has not been finalized, and we are unable to predict with certainty what the final requirements will be. If the USDA issues bioengineering disclosure regulations inconsistent with our practices, the resulting changes in labeling could adversely affect customer acceptance of our product and materially and adversely affect our business.

Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation.

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices and breach of state consumer protection statutes. The FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace and impose fines and penalties. Even when unmerited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition or results of operations.

We may be subject to specific FTC endorsement and/or testimonial regulations that would interfere with our advertising, marketing and labeling strategies.

The FTC revised its Guides Concerning the Use of Endorsements and Testimonials in Advertising (the "Guides"), which became effective on December 1, 2009. Although the Guides are not binding, they explain how the FTC interprets Section 5 of the FTC Act's prohibition on unfair or deceptive acts or practices. Consequently, the FTC could bring a Section 5 enforcement action based on practices that are inconsistent with the Guides. Under the revised Guides, advertisements that feature a consumer and convey his or her atypical experience with a product or service are required to clearly disclose the results that consumers can generally expect. In contrast to the 1980 version of the Guides, which allowed advertisers to describe atypical results in a testimonial as long as they included a disclaimer such as "results not typical," the revised Guides no longer contain such a safe harbor. The revised Guides also add new examples to illustrate the long-standing principle that "material connections" between advertisers and endorsers (such as payments or free products), connections that consumers might not expect, must be disclosed. While we do request that public persons who we engage as paid advertisers, or provide samples of product to, disclose their relationship with us prior to sharing on social media or other endorsement, we cannot ensure all recipients comply with this request and we do not regularly monitor what they post on social media. If we were held responsible for the content of their posts on social media or other endorsements, we could be forced to alter our practices. We have continually adapted our marketing efforts to be compliant with the revised Guides. However, it is possible that our use, and that of our employees, of testimonials in the advertising and promotion of our products will be significantly impacted and therefore might negatively affect our sales.

We may face scrutiny from evolving state regulations concerning health, safety, our supply chain and marketing.

In addition to the federal regulatory issues listed above, there are a growing number of state regulations that might impair our ability to operate and avoid interruption. For example, California currently enforces legislation commonly referred to as "Proposition 65" that requires that "clear and reasonable" warnings be given to consumers who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity. Although we seek to comply with the requirements of Proposition 65, as well as to educate our customers regarding the substance of Proposition 65 and the relative metals contents in various natural foods, there can be no assurance that we will not be adversely affected by litigation or other actions relating to Proposition 65 or future legislation that is similar or related thereto. Also, the Transparency in Supply Chains Act of 2010 in California requires us to audit our vendors with respect to risks of human trafficking and slavery and mitigate these risks in our operations. Any failure to disclose issues or other non-compliance could subject us to action by the California Attorney General or other regulatory authorities. Increased compliance costs associated with operating in California and other states could adversely affect our business, financial condition and results of operations.

Risks Relating to the Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the price you purchased them.

The market price of our common stock has fluctuated and may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- overall performance of the equity markets;

- the development and sustainability of an active trading market for our common stock;

- our ability to maintain our listing on the NYSE American;

- our operating performance and the performance of other similar companies, or companies in the premium organic and natural food industry;

- changes in recommendations by securities analysts that elect to follow the Company;

- press releases or other public announcements by us or others, including our filings with the SEC;

- changes in expectations related to consumer preferences in the premium organic and natural food industry;

- recruitment or departure of key personnel;

- changes in our capital structure, such as future issuances of debt or equity securities;

- regulatory developments in the United States or foreign countries;

- the economy as a whole, market conditions in our industry, and the industries of our customers;

- the expiration of market standoff or contractual lock-up agreements; and

- the size of our market float.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many small-cap companies. Stock prices of many small-cap companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. These extreme market fluctuations have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums, and it is unclear how long this volatility will last. Due to our customer basis, online presence, and founders' reputation, among other factors, our stock may be subject to similar market volatility in the future not necessarily related to the performance of our business. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We will incur increased costs in connection with operating as a public company and our management will be required to devote substantial time to compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an "emerging growth company," we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE American and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations have made it more expensive for us to obtain directors' and officers' liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs, however such costs may be material to our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us and our business. If analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price for our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price and trading volume for our common stock to decline.

We may not be able to maintain a listing of our common stock on the NYSE American.

Our common stock is currently listed on the NYSE American. We must meet certain financial and liquidity criteria to maintain the listing of our common stock on the NYSE American. If we fail to meet any listing standards or if we violate any listing requirements, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from the NYSE American may materially impair our stockholders' ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

Economic and business factors could result in impairment of goodwill and intangible assets.

Current and future economic conditions, as well as the other risks noted in this Item 1A, may adversely impact our ability to attract new customers, retain existing customers, maintain sales volumes and maintain margins. As discussed under "Critical Accounting Estimates" included elsewhere in this report, these events could materially reduce our profitability and cash flows which could, in turn, lead to impairment of our goodwill and intangible assets. Furthermore, significant negative industry or general economic, market or other trends, disruptions to our business and unexpected significant changes or planned changes in our use of goodwill and intangible assets. Any future impairment could have a material adverse effect on our business, financial condition, or results of operations.

Provisions in our governing documents and under Delaware law could discourage a takeover that shareholders may consider favorable.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to defend against a takeover attempt;

- providing that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office rather than by shareholders;

- advance notice procedures, which apply for shareholders to nominate candidates for election as directors or to bring matters before an annual meeting of shareholders;

- no authorization of cumulative voting, which limits the ability of minority shareholders to elect director candidates;

- certain amendments to our amended and restated certificate of incorporation require the approval of two-thirds of the then outstanding voting power of our capital stock;

- our amended and restated certificate of incorporation requires the approval of two-thirds of the then outstanding voting power of our capital stock for shareholders to adopt, amend, alter or repeal our bylaws, or adopt any provision inconsistent with our bylaws;

- a prohibition on shareholder action by written consent, which means that our shareholders will only be able to take action at a meeting of shareholders; and

- preventing shareholders from calling special meetings.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any "interested" shareholder for a period of three years following the date on which the shareholder becomes an "interested" shareholder.

We are an "emerging growth company," and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

- being permitted to provide only two years of audited consolidated financial statements, in addition to any required unaudited interim consolidated financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

- not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the consolidated financial statements;

- reduced disclosure obligations regarding executive compensation; and

- exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in our filings with the SEC. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30, (ii) the end of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) the end of the fifth fiscal year after the date of Company's final prospectus for its initial public offering of its common stock.

Since we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, stock price appreciation, if any, will be your sole source of gain.

We currently intend to retain all our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, appreciation, if any, in the market price of our common stock will be your sole source of gain for the foreseeable future.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders;

- any action asserting a claim against us, or our directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; and

- any action asserting a claim against us, or our directors, officers or employees governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

In addition, our certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless we consent in writing to the selection of an alternative forum. This exclusive forum provision does not apply to claims under the Exchange Act.

These exclusive forum provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

During the years ended December 2022 and 2021, we leased approximately 6,888 square feet of commercial space for manufacturing, distribution and related office use in one building, a second lease provided us approximately 13,600 square feet of further commercial space for manufacturing, distribution and related office use, and a third lease provided us with approximately 28,600 square feet for our customer fulfillment center. These leases were terminated on January 31, 2023, as we transitioned to a co-manufacturing business model.

We sublease our corporate headquarters at 5303 Spine Road, Suite 204, Boulder, Colorado, 80301. The term of the lease extends through December 31, 2023. We believe our leased space is adequate for our current needs and that suitable additional or substitute space would be available if needed.

ITEM 3. LEGAL PROCEEDINGS.

We are not subject to any material legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock began trading on the NYSE American Market under the symbol "LSF" on September 23, 2020. Prior to that date, there was no public trading market for our common stock.

Holders

As of March 14, 2023, there were [54] holders of record of our common stock. This number does not include beneficial owners whose shares are held by nominees in street name.

Dividend Policy

We currently intend to retain all available funds and any future earnings, if any, to fund the growth and development of our business, and therefore we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.

ITEM 6. [RESERVED].

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K.

Overview

Laird Superfood is an emerging consumer products platform focused on manufacturing and marketing highly differentiated plant-based and functional foods. The core pillars of the Laird Superfood platform are currently Superfood Creamer coffee creamers, Functional and organic roasted and instant coffees, teas, and hot chocolate, Hydrate hydration products and beverage enhancing supplements, and Harvest snacks and other food items. Consumer preferences within the evolving food and beverage industry are shifting away from processed and sugar-laden food and beverage products, as well as those containing significant amounts of highly processed and artificial ingredients. Laird Superfood's long-term goal is to build the first scale-level and widely recognized brand that authentically focuses on natural ingredients, nutritional density and functionality, allowing the Company to maximize penetration of a multi-billion-dollar opportunity in the grocery market.

Net sales decreased to $35.8 million for the year ended December 31, 2022, from $36.8 million for the year ended December 31, 2021. Consistent with our strategy for omni-channel growth, we delivered double digit growth in Retail and Amazon channels. This growth was offset by a challenging direct to consumer ("DTC") marketplace. We were, in part, able to offset these difficulties through increased promotions designed to encourage repeat purchases. Lower media spend resulted in significant reduction of new customer orders in the year. Additionally, e-commerce sales were impacted by price increases implemented at the end of the second quarter and cancellation of free shipping. Both are necessary measures to improve our profitability in these channels.

Our e-commerce business is two-pronged and consists of direct-to-consumer sales (*lairdsuperfood.com* and *pickybars.com*) and *Amazon.com*. For the years ended December 31, 2022 and 2021, the e-commerce business made up 62% of our net sales, respectively. *Lairdsuperfood.com* and *Pickybars.com* are platforms that provide an authentic brand experience for our customers that drives engagement and provides feedback for future product development. We view our proprietary database of customers ordering directly from our website as a strategic asset, as it enhances our ability to develop a long-term relationship with these customers. Content on our websites allows Laird Superfood to educate consumers on the benefits of our products and ingredients, while providing a positive customer experience. We believe this experience leads to higher retention rates among repeat users and subscribers, as evidenced by repeat users and subscribers accounting for over three-fourths of direct-to-consumer sales for the years ended December 31, 2022 and 2021.

For the years ended December 31, 2022 and 2021, wholesale made up 38% of our net sales, respectively. Laird Superfood products are sold through a diverse set of retail channels, including conventional, natural and specialty grocery, club, outdoor and drug stores. The diversity of our retail channel represents a strong competitive advantage for Laird Superfood and provides us with a larger total addressable market than would be considered normal for a food brand that is singularly focused on the grocery market.

Recent Developments

Exit activities

The Company ceased in-house manufacturing and fulfillment activities at the end of 2022 and moved strategic raw material, packaging and finished goods inventory to co-manufacturer and third-party logistics partners, disposing of the remaining inventory, and terminating its leases of manufacturing facilities effective January 31, 2023, and eliminated substantially all production and fulfillment labor. Manufacturing equipment, furniture, tools, and internal-use production software are being sold or abandoned and were impaired accordingly in the fourth quarter of 2022. This move was undertaken to transform our supply chain to a variable cost model to strengthen our margins and drastically reduce our overhead costs. See Note 1 to the consolidated financial statements elsewhere in this Annual Report on Form 10-K.

Executive Transitions

Effective January 31, 2022, the Company's Board of Directors appointed Jason Vieth as the Company's President and Chief Executive Officer and elected Mr. Vieth as a director of the Company. Mr. Vieth joined the Company from Sovos Brands, Inc., where he most recently served as executive vice president and group general manager of the Breakfast and Snacks segment. Before joining Sovos Brands in January 2020, Mr. Vieth served as chief executive officer of Poppi, a producer of prebiotic soda, from April 2019 to January 2020 and president of Life Time Fitness' Life Cafe from April 2017 to April 2019 and held various management positions for WhiteWave Foods Company from January 2008 to April 2017.

On April 1, 2022, Andrew Judd was appointed as Chief Commercial Officer, responsible for the commercial strategy and the development of the Company. Mr. Judd oversees marketing, sales, product development, and customer experience to drive business growth and expand market share. Mr. Judd is an experienced marketing leader focused on building exceptional teams and go-to-market models that build brands and businesses. He has led teams across brand marketing, insights, and creative services from large strategic CPG enterprises to emerging high-growth brands. Most recently, he was CMO of Yasso. Before that he served as CMO of ONE Brands and VP Marketing for the Boulder Brands business unit of Pinnacle Foods. Previous roles included leading the management of the So Delicious brand at WhiteWave, Category Director for ice cream, iced coffee, blended beverages and value-added milk portfolio at Saputo Dairy Foods, and various roles at Campbell Soup Company.

On May 17, 2022, the Company's Board of Directors appointed Anya Kochetova Hamill as the Company's interim Chief Financial Officer, effective July 1, 2022 and subsequently as Chief Financial Officer effective November 4, 2022.
Ms. Hamill possesses more than 20 years of strategic finance experience in both public consumer packaged goods and private equity backed emerging companies in the natural foods and beverages space. Ms. Hamill joined the Company as Vice President, Financial Planning and Analysis in April 2022 from Little Secrets Chocolate, where she served as chief financial officer from September 2018. Previously, Ms. Hamill served as the senior director of finance, premium yogurt at Danone North America from May 2017 through March 2018, and as senior director of finance, plant-based beverage and food and various other finance positions at WhiteWave Foods from March 2003 through May 2017. Ms. Hamill holds an MBA with a finance concentration from Leeds School of Business at the University of Colorado and a Bachelor of Arts from Saint-Petersburg State University of Engineering and Economics.

Key Factors Affecting our Performance

We believe that our future performance will depend on many factors, including the following:

Ability to Grow Our Customer Base in both E-commerce and Traditional Wholesale Distribution Channels

We are currently seeking to grow our customer base through both paid and organic e-commerce channels, as well as by expanding our presence in a variety of physical retail distribution channels. E-commerce customer acquisitions typically occur at our direct websites, *lairdsuperfood.com* and *pickybars.com*, and *Amazon.com*. Our e-commerce customer acquisition program includes paid and unpaid social media, search, display and traditional media. Our products are also sold through a growing number of retail channels. Wholesale customers include grocery chains, natural food outlets, club stores, drug stores, and food service customers which include coffee shops, gyms, restaurants, hospitality venues and corporate dining services, among others. Customer acquisition in physical retail channels depends on, among other things, paid promotions through retailers, display and traditional media.

Ability to Manage Co-Manufacturer and Third-Party Logistics Relationships

All of our production and logistics will be handled by third-parties, and our performance will be highly dependent on the ability of these partners to produce and deliver our products timely and to our standards and at a reasonable cost.

Ability to Acquire and Retain Customers at a Reasonable Cost

We believe an ability to consistently acquire and retain customers at a reasonable cost relative to projected life-time value will be a key factor affecting future performance. To accomplish this goal, we intend to balance advertising spend between e-commerce and wholesale channels, as well as balancing more targeted and measurable "direct response" marketing spend with advertising focused on increasing our long-term brand recognition, where success attribution is less directly measurable on a near-term basis.

Ability to Drive Repeat Usage of Our Products

We accrue substantial economic value from repeat users of our products who consistently re-order our products. The pace of our growth will be affected by the repeat usage dynamics of existing and newly acquired customers.

Ability to Expand Our Product Line

Our goal is to expand our product line over time to increase our growth opportunity and reduce product-specific risks through diversification into multiple products, each designed around daily use. Our pace of growth will be partially affected by the cadence and magnitude of new product launches over time.

Ability to Expand Gross Margins

Our overall profitability will be impacted by our ability to expand gross margins through effective sourcing of raw materials, controlling input and shipping costs, controlling the impacts of inflationary market factors, as well as managing co-packer relationships.

Ability to Expand Operating Margins

Our ability to expand operating margins will be impacted by our ability to cover fixed general and administrative costs and variable sales and marketing costs with higher revenues and gross profit dollars.

Ability to Manage Our Global Supply Chain

Our ability to grow and meet future demand will be affected by our ability to properly plan for and source inventory from a variety of suppliers located inside and outside the United States. We may encounter difficulties in sourcing products.

Ability to Optimize Key Components of Working Capital

Our ability to reduce cash burn in the near-term and eventually generate positive cash flow will be partially impacted by our ability to effectively manage all the key working capital components that could influence our cash conversion cycle.

Components of Results of Operations

Sales, net

We sell our products indirectly to consumers through a broad set of retail outlets. We also derive revenue from the sale of our products directly to consumers through our direct websites, as well as third-party e-commerce channels such as *Amazon.com*.

Cost of Goods Sold

Our cost of goods sold consists primarily of raw material costs, labor costs directly related to producing our products, including wages and benefits, shipping costs, lease expenses and other factory overhead costs related to various aspects of production, warehousing and shipping.

Operating Expenses

Our operating expenses consist of general and administrative, research and product development, and sales and marketing expenses, including non-production personnel costs.

Income Taxes

Due to our history of operating losses and expectation of future operating losses, we do not expect any significant income tax expenses and benefits for the foreseeable future.

Results of Operations

Comparison of the years ended December 31, 2022 ("FY2022") and December 31, 2021 ("FY2021")

The following table summarizes our results of operations:

	Year Ended December 31, 2022	Year Ended December 31, 2021	$ Change	% Change
Sales, net	$ 35,828,392	$ 36,810,953	$ (982,561)	(3)%
Cost of goods sold	(30,641,125)	(27,379,082)	(3,262,043)	12%
Gross profit	5,187,267	9,431,871	(4,244,604)	(45.0)%
Gross margin	14.5%	25.6%		
General and administrative	30,595,163	16,459,262	14,135,901	86%
Research and product development	427,537	1,030,127	(602,590)	(58)%
Sales and marketing	14,528,704	15,894,898	(1,366,194)	(9)%
Total expenses	45,551,404	33,384,287	12,167,117	36%
Operating loss	(40,364,137)	(23,952,416)	(16,411,721)	69%
Total other income (expense)	47,088	99,704	(52,616)	(53)%
Loss before income taxes	(40,317,049)	(23,852,712)	(16,464,337)	69%
Income tax expense	(20,269)	(17,834)	(2,435)	14%
Net loss	$ (40,337,318)	$ (23,870,546)	$ (16,466,772)	69%

Sales, Net

	Year Ended December 31, 2022	Year Ended December 31, 2021	2022 v. 2021 Change $	2022 v. 2021 Change %
Sales, net	$ 35,828,392	$ 36,810,953	$ (982,561)	(3)%

Net sales decreased to $35.8 million FY2022, compared to $36.8 million in FY2021. The decline was primarily due to a 2% decline in our e-commerce channels, as growth in *Amazon.com* nearly offset softening of DTC revenue, as well as a 3% decline in wholesale sales driven primarily by lower club sales.

Cost of Goods Sold

| | Year Ended December 31, | | 2022 v. 2021 Change | |
	2022	2021	$	%
Costs of goods sold	$ (30,641,125)	$ (27,379,082)	$ (3,262,043)	12%

Cost of goods sold increased to $30.6 million in FY2022 from $27.4 million in FY2021, primarily due to $1.2 million in one-time exit and disposal costs related to the transition to a co-manufacturing model and $0.6 million of inventory obsolescence charges related to a product quality issue which was identified in the first quarter of 2023. The remaining increase of $1.5 million is primarily due to fixed costs deleverage on lower production volumes, inflationary pressures in costs of raw materials and packaging, inbound and outbound freight expenses offset in part by decrease in labor costs due to gained efficiencies and organizational rightsizing earlier in the year.

Gross Profit

| | Year Ended December 31, | | 2022 v. 2021 Change | |
	2022	2021	$	%
Gross Profit	$ 5,187,267	$ 9,431,871	$ (4,244,604)	(45)%

Gross profit decreased to $5.2 million in FY2022 from $9.4 million in FY2021. Gross margin was 14.5% in FY2022 compared to 25.6% in FY2021. We incurred $1.2 million in one-time exit and disposal costs related to the transition to a co-manufacturing model, as well as $0.6 million of inventory obsolescence charges related to a product quality issue which was identified in the first quarter of 2023 for which we expect to incur less than $0.5 million of additional costs in the first quarter of 2023. The remaining margin decrease of $2.4 million is driven by elevated promotional activity, and general inflationary pressures on raw materials, packaging and freight combined with fixed costs deleverage on lower production volumes this year as compared to prior year as we focused on optimizing inventory levels to improve working capital turns.

Operating Expenses

| | Year Ended December 31, | | 2022 v. 2021 Change | |
	2022	2021	$	%
Operating Expenses				
General and Administrative	$ 30,595,163	$ 16,459,262	$ 14,135,901	86%
Research and Product Development	427,537	1,030,127	(602,590)	(58)%
Sales and Marketing	14,528,704	15,894,898	(1,366,194)	(9)%
Total Operating Expenses	$ 45,551,404	$ 33,384,287	$ 12,167,117	36%

General and administrative expense increased to $30.6 million in FY2022 from $16.5 million in FY2021, primarily due to impairment of goodwill and long-lived acquisition intangible assets of $9.6 million, as well as exit and disposal costs including impairment charges of factory equipment, furniture, and production software of $3.2 million, losses on the termination of the Company's leases of manufacturing facilities in the amount of $3.6 million, severances and retention bonuses of $0.5 million, and other associated costs of $0.1 million. See Notes 7 and 8, respectively, to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information on the aforementioned impairments. The remaining $2.9 million decrease is driven primarily by reduced personnel costs including stock-based compensation.

Research and product development expense decreased to $0.4 million in FY2022 from $1.0 million in FY2021, as we continue to focus on strengthening the performance of current product offerings in 2022 rather than the rapid product development strategy in 2021 and prior.

Sales and marketing expense decreased to $14.5 million in FY2022 from $15.9 million in FY2021, primarily due to strategic reductions in advertising expense and marketing fees.

Other Income

| | Year Ended December 31, | | 2022 v. 2021 Change | |
	2022	2021	$	%
Other income	$ 47,088	$ 99,704	$ (52,616)	(53)%

Other income is composed of interest income and expense, rental income, income and losses related to investment securities available-for-sale, and other non-operating gains and losses.

Liquidity and Capital Resources

As of December 31, 2022, we had incurred accumulated net losses of $96.1 million, including operating losses of $40.4 million and $24.0 million for FY2022 and FY2021, respectively. We expect to incur additional operating losses as we continue efforts to grow our business, however we have taken several strategic steps in 2022 to optimize spending and improve gross margins. These steps include transitioning out of in-house manufacturing to a fully co-manufactured model, closing manufacturing facilities and offices in Sisters, Oregon, several rounds of organizational restructuring reducing our workforce, reducing marketing and administrative investment through eliminating non-essential spend. We will continue to seek to optimize spending and gross margins. We have historically financed our operations and capital expenditures through private placements of our preferred stock and common stock, our initial public offering, as well as lines of credit and term loans.

Our historical uses of cash have primarily consisted of cash used in operating activities to fund our operating losses and working capital needs.

As of December 31, 2022, we had $17.8 million of cash-on-hand and investments and $5.0 million of available borrowings under our lines of credit. As of December 31, 2021, we had $31.7 million of cash-on-hand and investments and $12.7 million of available borrowings under our lines of credit. As of December 31, 2022 and 2021, we had no outstanding notes payable and no amounts were outstanding under our lines of credit.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the continued expansion of sales and marketing activities, the enhancement of our product platforms, the introduction of new products and acquisition activity. Recent and expected working and other capital requirements, in addition to the above matters, also include the items described below:

- Cash outflows for capital expenditures were $1.2 million in 2022 and $1.6 million in 2021. These investments were made to support the increase in our manufacturing and production capacity needs. Given the transition to the co-manufacturing model, we do not expect significant capital additions in 2023.

- As of December 31, 2022, $7.5 million of current liabilities were accrued related to short term operating activities.

- Advertising and marketing expenditures were $10.7 million in 2022 and $12.1 million in 2021. We expect to continue to invest in these activities as part of the strategic expansion of sales volume, however, we have made strategic shifts to reduce spending and to improve the efficacy of future customer acquisition costs.

- We have drastically reduced our future rental obligations with the shutdown of the Sisters, Oregon facilities. In January 2023, we remitted the remaining $1.0 million of the early termination penalty to the former landlord.

- In 2023, we sold $0.8 million of property, plant, and equipment held for sale as of December 31, 2022 to our co-manufacturing partner. We will collect payment for this equipment in the form of credits on tolling charges between the period December 9, 2022 and December 9, 2023, after which the remainder, if any, will be collected in cash no later than February 9, 2024.

We expect to continue to incur operating losses for the foreseeable future and may require additional capital resources to continue to grow our business. We believe our cash, cash equivalents and marketable securities, our expected cash flow generated from operations and our expected financing activities will satisfy our working and other capital requirements for at least the next 12 months from the filing of this Annual Report on Form 10-K based on our current business plans.

Comparison of the years ended December 31, 2022 ("FY2022") and December 31, 2021 ("FY2021")

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

| | Year Ended December 31, | |
	2022	2021
Cash flows from operating activities	$ (14,312,439)	$ (22,096,835)
Cash flows from investing activities	8,970,740	(12,638,258)
Cash flows from financing activities	102,267	576,247
Net change in cash	$ (5,239,432)	$ (34,158,846)

Cash Flows used in Operating Activities

Cash used in operating activities was $14.3 million for FY2022 as compared to $22.1 million used in FY2021, both of which are primarily the result of the operating losses for the periods as well as decreasing inventory levels.

Cash Flows used in Investing Activities

Cash provided by investing activities was $9.0 million in FY2022 as compared to $12.6 million used in FY2021. The cash inflow in 2022 is primarily related to the sales of equipment and available-for-sale securities. The cash outflow in 2021 was primarily related to the acquisition of Picky Bars in FY2021.

Cash Flows from Financing Activities

Cash provided by financing activities was $0.1 million in FY2022 compared to $0.6 million in FY2021. Cash provided for FY2022 primarily related to stock option exercises.

Segment Information

We have one operating segment and one reportable segment, as our Chief Executive Officer reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Critical Accounting Estimates

The preparation of consolidated financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") and the Company's discussion and analysis of its financial condition and operating results require the Company's management to make judgments, assumptions and estimates that affect the amounts reported. Note 1, "Summary of Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K describes the significant accounting policies and methods used in the preparation of the Company's consolidated financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Revenue Recognition

We recognize revenue for the sale of our product at the point in time when our performance obligation has been satisfied and control of the product has transferred to our customer, which generally occurs upon shipment or delivery to a customer based on terms of the sale. Revenue is measured by the transaction price, which is defined as the amount of consideration we expect to receive in exchange for providing goods to customers. The transaction price is adjusted for estimates of known or expected variable consideration, which includes consumer incentives, trade promotions, and allowances, such as coupons, discounts, rebates, incentives, cooperative advertising, and other programs. Variable consideration related to these programs is recorded as a reduction to revenue based on amounts we expect to pay.

The transaction price contains estimates of known or expected variable consideration. We base these estimates on current performance, historical utilization, and projected redemption rates of each program. We review and update these estimates regularly until the incentives or product returns are realized and the impact of any adjustments are recognized in the period the adjustments are identified.

We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to recognize revenue. As noted above, estimates are made based on historical experience and other factors. Typically, programs that are offered have a short duration and, historically, the difference between actual experience compared to estimated redemption and performance has not been significant to the quarterly or annual consolidated financial statements. However, if the level of redemption rates or performance were to vary significantly from estimates, we may be exposed to gains or losses that could be material. We have not made any material changes in the accounting methodology used to recognize revenue during the past three fiscal years.

Business Combinations

We account for acquired businesses using the acquisition method of accounting, which requires that once control of a business is obtained, 100% of the assets acquired and liabilities assumed, including amounts attributed to non-controlling interests, be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

We use various models to determine the value of assets acquired and liabilities assumed such as net realizable value to value inventory, cost method and market approach to value property, and multi-period excess earnings to value intangible assets and discounted cash flow to value goodwill.

For significant acquisitions, we may use independent third-party valuation specialists to assist us in determining the fair value of assets acquired and liabilities assumed.

Significant judgment is often required in estimating the fair value of assets acquired and liabilities assumed, particularly intangible assets. We make estimates and assumptions about projected future cash flows including sales growth, operating margins, attrition rates, and discount rates based on historical results, business plans, expected synergies, perceived risk and marketplace data considering the perspective of marketplace participants. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may be considered to have indefinite useful lives.

While management believes those expectations and assumptions are reasonable, they are inherently uncertain. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions, which could result in subsequent impairments. During the year ended December 31, 2021, we had a material business combination with Picky Bars. See Note 16 to our audited consolidated financial statements included elsewhere in this Form 10-K for more information.

Impairment of Goodwill and Long-Lived Assets

Goodwill is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. If it is determined, based on qualitative factors, the fair value of the reporting unit may be more likely than not less than its carrying amount or if significant changes to macro-economic factors related to the reporting unit have occurred that could materially impact fair value, a quantitative goodwill impairment test would be required. The quantitative test compares the fair value of a reporting unit with its carrying amount. Upon performing the quantitative test, if the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of goodwill.

Long-lived assets and definite life intangible assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Examples include a significant adverse change in the extent or manner in which we use the asset, a change in its physical condition, or an unexpected change in financial performance. When evaluating long-lived assets and definite life intangible assets for impairment, we compare the carrying value of the asset to the asset's estimated undiscounted future cash flows. An impairment is indicated if the estimated future cash flows are less than the carrying value of the asset. For assets held for sale, we compare the carrying value of the disposal group to fair value. The impairment is the excess of the carrying value over the fair value of the asset.

Stock Incentive Plan

      Compensation cost relating to share-based payment transactions is measured based on the grant date fair value of the equity or liability instruments issued. The fair value of the compensation is estimated utilizing valuation methods including Black-Scholes and Monte Carlo, and is calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. While there is inherent uncertainty in the estimated fair value of the awards, management believes that the expectations and assumptions are reasonable.

Recent Accounting Pronouncements

      See *Recently Issued Accounting Pronouncements* in Note 1 to our audited consolidated financial statements included elsewhere in this Form 10-K for additional information.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not required for smaller reporting companies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.



Auditor Firm Id: 659 Auditor Name: Moss Adams LLP Auditor Location: Portland, Oregon, USA

MOSSADAMS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Laird Superfood, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Laird Superfood, Inc (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, on January 1, 2022, the Company adopted new accounting guidance Accounting Standards Codification Topic 842, Leases. Our Opinion is not modified with respect to this matter.

/s/ Moss Adams LLP

Portland, Oregon
March 16, 2023

We have served as the Company's auditor since 2018.

LAIRD SUPERFOOD, INC.
CONSOLIDATED BALANCE SHEETS

		As of		
		December 31, 2022		December 31, 2021
Assets				
Current assets				
Cash, cash equivalents, and restricted cash	$	17,809,802	$	23,049,234
Accounts receivable, net		1,494,469		1,268,718
Investment securities available-for-sale		—		8,635,077
Inventory, net		5,696,565		10,221,343
Prepaid expenses and other current assets, net		2,530,075		4,507,462
Total current assets		27,530,911		47,681,834
Noncurrent assets				
Property and equipment, net		150,289		4,512,935
Fixed assets held-for-sale		800,000		—
Intangible assets, net		1,424,218		4,838,854
Goodwill		—		6,486,000
Right-of-use asset		133,922		2,327,752
Total noncurrent assets		2,508,429		18,165,541
Total assets	$	30,039,340	$	65,847,375
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$	1,080,267	$	888,768
Accrued expenses		6,312,140		2,897,253
Lease liability, current portion		59,845		—
Total current liabilities		7,452,252		3,786,021
Long-term liabilities				
Deferred tax liability, net		—		7,534
Lease liability		76,076		—
Total long-term liabilities		76,076		7,534
Total liabilities		7,528,328		3,793,555
Stockholders' equity				
Common stock, $0.001 par value, 100,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 9,576,117 and 9,210,414 issued and outstanding at December 31, 2022, respectively; 9,460,243 and 9,094,539 issued and outstanding at December 31, 2021, respectively		9,210		9,095
Additional paid-in capital		118,636,834		117,903,455
Accumulated other comprehensive loss		—		(61,016)
Accumulated deficit		(96,135,032)		(55,797,714)
Total stockholders' equity		22,511,012		62,053,820
Total liabilities and stockholders' equity	$	30,039,340	$	65,847,375

The accompanying notes are an integral part of these consolidated financial statements.

LAIRD SUPERFOOD, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,		
		2022		2021
Sales, net	$	35,828,392	$	36,810,953
Cost of goods sold		(30,641,125)		(27,379,082)
Gross profit		5,187,267		9,431,871
General and administrative				
Salaries, wages and benefits		6,414,481		8,392,326
Impairment of goodwill and long-lived assets		12,814,441		8,317
Loss on lease termination		3,596,365		—
Other expense		7,769,876		8,058,619
Total general and administrative expenses		30,595,163		16,459,262
Research and product development		427,537		1,030,127
Sales and marketing				
Advertising		6,914,706		7,570,879
General marketing		3,797,761		4,491,446
Other expense		3,816,237		3,832,573
Total sales and marketing expenses		14,528,704		15,894,898
Total expenses		45,551,404		33,384,287
Operating loss		(40,364,137)		(23,952,416)
Other income		47,088		99,704
Loss before income taxes		(40,317,049)		(23,852,712)
Income tax expense		(20,269)		(17,834)
Net loss	$	(40,337,318)	$	(23,870,546)
Net loss per share:				
Basic	$	(4.41)	$	(2.66)
Diluted	$	(4.41)	$	(2.66)
Weighted-average shares of common stock outstanding used in computing net loss per share of common stock, basic and diluted		9,146,008		8,983,294

The accompanying notes are an integral part of these consolidated financial statements.

LAIRD SUPERFOOD, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,			
	2022		**2021**	
Net loss	$	(40,337,318)	$	(23,870,546)
Other comprehensive loss, net of tax [1]		—		(75,223)
Amounts reclassified from accumulated other comprehensive loss		61,016		—
Total other comprehensive income (loss)		61,016		(75,223)
Comprehensive loss	$	(40,276,302)	$	(23,945,769)

(1)   The Company maintains a full valuation allowance related to our net deferred tax assets, primarily due to our historical net loss position. See Note 10 for the estimated tax benefit deferred.

The accompanying notes are an integral part of these consolidated financial statements.

LAIRD SUPERFOOD, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Stockholders' Equity					
	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balances, January 1, 2021	8,892,886	$ 8,893	$ 111,452,346	$ 14,207	$ (31,927,168)	$ 79,548,278
Stock-based compensation	—	—	4,040,207	—	—	4,040,207
Less: Withholding tax payments for share-based compensation	—	—	(188,793)	—	—	(188,793)
Stock option exercises	100,211	100	810,602	—	—	810,702
Common stock issuance costs	—	—	(82,043)	—	—	(82,043)
Restricted stock units issued	43,910	45	(30,408)	—	—	(30,363)
Common stock issued for business acquisition costs	53,134	53	1,834,804	—	—	1,834,857
Employee stock purchase plan shares issued	4,398	4	66,740	—	—	66,744
Other comprehensive loss, net of tax	—	—	—	(75,223)	—	(75,223)
Net loss	—	—	—	—	(23,870,546)	(23,870,546)
Balances, December 31, 2021	9,094,539	9,095	117,903,455	(61,016)	(55,797,714)	62,053,820
Stock-based compensation	—	—	631,227	—	—	631,227
Stock option exercises, net of taxes	45,303	45	64,203	—	—	64,248
Restricted stock units issued, net of taxes	54,517	54	(27,802)	—	—	(27,748)
Employee stock purchase plan shares issued	16,055	16	37,196	—	—	37,212
Recovery of short-swing profits	—	—	28,555	—	—	28,555
Amounts reclassified from accumulated other comprehensive loss	—	—	—	61,016	—	61,016
Net loss	—	—	—	—	(40,337,318)	(40,337,318)
Balances, December 31, 2022	9,210,414	$ 9,210	$ 118,636,834	$ —	$ (96,135,032)	$ 22,511,012

The accompanying notes are an integral part of these consolidated financial statements.

LAIRD SUPERFOOD, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended December 31,	
	2022	**2021**
Cash flows from operating activities		
Net loss	$ (40,337,318)	(23,870,546)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	1,118,071	981,598
Gain on sale of assets held-for-sale	(577,058)	—
Stock-based compensation	631,227	4,040,207
Provision for inventory obsolescence	2,795,174	423,345
Impairment of goodwill and other long-lived assets	12,814,441	—
Loss on lease termination	3,596,365	—
Noncash lease costs	1,065,591	—
Other	247,350	137,451
Changes in operating assets and liabilities:		
Accounts receivable	(303,187)	(383,998)
Inventory	1,729,604	(3,622,784)
Prepaid expenses and other current assets	1,604,880	(1,008,978)
Operating lease liability	(742,111)	368,894
Accounts payable	191,499	(474,519)
Accrued expenses	1,853,033	1,312,495
Net cash from operating activities	(14,312,439)	(22,096,835)
Cash flows from investing activities		
Purchase of property, plant, and equipment	(1,154,219)	(1,555,191)
Deposits on equipment to be acquired	—	(489,325)
Proceeds on sale of property, plant, and equipment	17,677	12,700
Purchase of software	(2,713)	(156,855)
Acquisition of a business, net of cash acquired (note 16)	—	(10,449,587)
Proceeds from sale of assets held-for-sale	1,596,212	—
Proceeds from sale of investment securities available-for-sale	8,513,783	—
Net cash from investing activities	8,970,740	(12,638,258)
Cash flows from financing activities		
Common stock issuances, net of taxes	9,464	(152,414)
Common stock issuance costs	—	(82,043)
Recovery of short-swing profits	28,555	—
Stock options exercised, net of taxes	64,248	810,704
Net cash from financing activities	102,267	576,247
Net change in cash and cash equivalents	(5,239,432)	(34,158,846)
Cash and cash equivalents beginning of year	23,049,234	57,208,080
Cash and cash equivalents end of year	$ 17,809,802	$ 23,049,234
Supplemental disclosures of cash flow information		
Cash paid for interest	$ 8,338	$ —
Right-of-use assets obtained in exchange for operating lease liabilities	$ 5,285,330	$ —
Supplemental disclosures of non-cash information		
Unrealized loss on available-for-sale securities	$ —	$ (22,049)
Common stock issued in connection with the acquisition of a business (note 2)	$ —	$ 1,834,857
Sale of assets held-for-sale included in accrued expenses at the beginning of the period	$ (28,240)	$ —
Amounts reclassified from accumulated other comprehensive loss	$ 61,016	$ —
Amounts reclassified from property, plant, and equipment to fixed assets held-for-sale	$ 1,847,394	$ —
Amounts reclassified from property, plant, and equipment to intangible assets	$ 153,691	$ —
Purchases of equipment included in deposits at the beginning of the period	$ 372,507	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

The accompanying unaudited consolidated financial statements include the accounts of Laird Superfood, Inc., a Delaware corporation, and its wholly owned subsidiary, Picky Bars, LLC, (collectively, the "Company" or "Laird Superfood" or "we" or "our").

Nature of Operations

Laird Superfood is an emerging consumer products platform focused on manufacturing and marketing highly differentiated, plant-based and functional foods. The core pillars of the Laird Superfood platform are currently Superfood Creamer coffee creamers, Hydrate hydration products and beverage enhancing supplements, harvest snacks and other food items, and functional roasted and instant coffees, teas and hot chocolate. The Company was founded in 2015.

Basis of Accounting

The consolidated financial statements include the accounts of the Company. The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and rules and regulations of the Securities and Exchange Commission ("SEC"). Operating results include the years ended December 31, 2022 and 2021.

Principles of Consolidation

All significant intercompany accounts and transactions have been eliminated in our accompanying unaudited consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience, known trends and events and various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Although management believes its estimates and assumptions are reasonable when made, they are based upon information available at the time they are made. Management evaluates the estimates and assumptions on an ongoing basis and, if necessary, makes adjustments. Due to the risks and uncertainties involved in the Company's business and evolving market conditions and given the subjective element of the estimates and assumptions made, actual results may differ from estimated results. The most significant estimates and judgments include those related to the business combination, allowances for doubtful accounts and returns, inventory obsolescence, goodwill, intangible assets, valuation allowance for deferred taxes, reserves on prepaid expenses, and fair value of stock-based compensation.

Segment reporting

The Company currently has one operating segment. In accordance with ASC 280, *Segment Reporting* ("ASC 280"), the Company considers operating segments to be components of the Company's business for which separate financial information is available and is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Management reviews financial information presented on a consolidated basis for purposes of allocation of resources and evaluating financial performance. Accordingly, the Company has determined that it has a single operating and reportable segment.

Substantially all product sales for the periods provided were derived from domestic sales.

See Note 15 for additional information regarding sales by platform within the Company's single segment.

Cash, Cash Equivalents, and Restricted Cash

Cash, cash equivalents, and restricted cash are highly liquid instruments with an original maturity of three months or less when purchased. For the purposes of the statements of cash flows, the Company includes cash on hand, cash in clearing accounts, cash on deposit with financial institutions, investments with an original maturity of three months or less, and restricted cash in determining the total balance.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 17,710,277	$ 22,932,663
Restricted cash	99,525	116,571
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$ 17,809,802	$ 23,049,234

Amounts in restricted cash represent those that are required to be set aside by contractual agreement. On December 3, 2020, the Company entered into an agreement with DMV, which provided the Company $298,103 in funds for the purpose of supporting three COVID-19 relief projects. During the years ended December 31, 2022 and 2021, we contributed $17,046 and $117,613, respectively, to these projects. The restriction will be released upon the completion of the projects.

Cash equivalents in the amount of $6.3 million as of December 31, 2022 were pledged to secure our revolving line of credit. See Note 5 for additional information.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash on deposit and cash equivalents. At times, cash and cash equivalents balances may exceed the Federal Deposit Insurance Corporation ("FDIC") insurable limits. The Company's investment account (recognized as cash and cash equivalents) is with what the Company believes to be a high-quality issuer. The Company has never experienced any losses related to these balances. Non-interest-bearing amounts on deposit in excess of FDIC insurable limits as of December 31, 2022 and 2021 approximated $2,558,997 and $10,835,360, respectively.

Accounts Receivable

Accounts receivable consist principally of trade receivables, which are recorded at the invoiced amount, net of allowances for doubtful accounts. Trade receivables do not bear interest. Receivables are considered past due or delinquent according to contract terms. Management closely monitors outstanding balances and writes off accounts receivable as they are determined uncollectible. The Company provides for estimated losses on accounts receivable based on prior bad debt experience and a review of existing receivables. Based on these factors, management determined allowances for doubtful accounts were required in the amounts of $77,436 and $0 as of December 31, 2022 and 2021, respectively.

Investments

Investment securities that are not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income or loss, net of income taxes. Management determines the appropriate classification of securities at the time of purchase. Investment securities are valued utilizing quoted prices in active markets. Gains and losses on the sales of available-for-sale securities are determined using the specific-identification method.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value and consists primarily of raw materials and packaging and finished goods. Inventory was comprised of the following:

	December 31, 2022		December 31, 2021	
Inventory				
Raw materials and packaging	$	4,272,489	$	4,771,671
Finished goods		2,969,109		5,449,672
Total inventory		7,241,598		10,221,343
Inventory reserves				
Raw materials and packaging		(507,685)		—
Finished goods		(1,037,348)		—
Total inventory reserves		(1,545,033)		—
Total inventory, net	$	5,696,565	$	10,221,343

The Company periodically reviews the value of items in inventory and provides write-offs of inventory based on current market assessment, which are charged to cost of goods sold. For the years ended December 31, 2022 and 2021, the Company recorded $2,795,174 and $423,345, respectively, of costs related to the disposal of and reserve for obsolete inventory included in costs of goods sold. The increase in inventory obsolescence at the end of 2022 is the result of the exit and disposal activities discussed later in this Note 1 to our Annual Report on Form 10-K, and a product withdrawal occurring in the first quarter of 2023.

As of December 31, 2022 and 2021, the Company had a total of $897,108 and $1,009,954, respectively, of prepayments for future raw materials inventory, which is included in prepaid expenses on the consolidated balance sheets.

Property and Equipment

Property and equipment are valued at cost, net of accumulated depreciation. Expenditures for maintenance and repairs that do not extend the useful life or increase the value of the assets are charged to expense in the period incurred. Additions and betterments are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for depreciation purposes for furniture and factory equipment range from 3 to 10 years. The useful life for leasehold improvements is the lesser of the lease term or the useful life. Construction in progress is not depreciated until such a time that the assets are completed and placed into service. For the years ended December 31, 2022 and 2021, depreciation expense was $669,611 and $596,505, respectively.

Fixed Assets Held-for-Sale

Long-lived assets identified by the Company for sale, which have met all criteria to be classified as held for sale, are disclosed separately on the balance sheet. Fixed assets held for sale are measured at the lower of the assets carrying amount or fair value less costs to sell, and depreciation is no longer recorded. See Note 7 for more information.

Leases

We categorize leases at their inception as either operating or finance leases. Lease agreements cover office space, warehouse and distribution space, equipment, and vehicles. All of these leases are operating leases. Operating leases are included in right-of-use assets, current lease liabilities, and long-term lease liabilities in our unaudited consolidated balance sheets.

Leased assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. We use a secured incremental borrowing rate as the discount rate for present value of lease payments when the rate implicit in the contract is not readily determinable. For operating leases with variable payments dependent upon an index or rate that commenced subsequent to the adoption of ASU No. 2016-02, we apply the active index or rate as of the lease commencement date. Variable lease payments not based on an index or rate are not included in the operating lease liability as they cannot be reasonably estimated and are recognized in the period in which the obligation for those payments is incurred. Leases that have a term of twelve months or less upon commencement date are considered short-term in nature. Accordingly, short-term leases are not included on the unaudited consolidated balance sheets and are expensed on a straight-line basis over the lease term, which commences on the date we have the right to control the property.

We are the lessor in a sublease agreement. This lease is an operating lease and is recognized straight line over the lease term with a related sublease rental asset accounting for abatements and initial direct costs.

Revenue Recognition

The Company's significant accounting policy for revenue was updated as a result of the adoption of Accounting Standards Update ("ASU") 2014-09. The Company recognizes revenue in accordance with the five-step model as prescribed by ASU 2014-09 in which the Company evaluates the transfer of promised goods or services and recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Company expects to be entitled to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of ASU 2014-09, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. See Note 15 for additional information regarding revenue recognition. The Company has elected, as a practical expedient, to account for the shipping and handling as fulfillment costs, rather than as a separate performance obligation. Methodologies for determining these provisions are dependent on customer pricing and promotional practices. The Company records reductions to revenue and a refund liability for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. These estimates will be based on industry-based historical data, historical sales returns, if any, analysis of credit memo data, and other factors known at the time.

Cost of Goods Sold

Cost of goods sold includes material, labor, and overhead costs incurred in the storage and distribution of products sold in the period. Material costs include the cost of products purchased. Labor and overhead costs consist of indirect product costs, including wages and benefits for manufacturing, planning, fulfillment, and logistics personnel, depreciation, facility costs and inbound and outbound freight.

Shipping and Handling

Costs of shipping and handling related to sales revenue are included in cost of goods sold. Shipping and handling costs totaled $6,525,439 and $6,158,594 for the years ended December 31, 2022 and 2021, respectively. Income generated from shipping costs billed through to customers was included in Sales, net in the consolidated statements of operations. Shipping income totaled $1,099,358 and $457,879 for the years ended December 31, 2022 and 2021, respectively.

Research and Product Development

Amounts spent on research and development activities are expensed as incurred as research and product development expense on the consolidated statements of operations. Research and product development expense was $427,537 and $1,030,127 for the years ended December 31, 2022 and 2021, respectively.

Advertising

Advertising costs are expensed when incurred. Advertising expenses for the years ended December 31, 2022 and 2021 was $6,914,706 and $7,570,879, respectively.

Marketing

Marketing costs are expensed when incurred. Marketing expenses for the years ended December 31, 2022 and 2021 was $3,797,761 and $4,491,446, respectively.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the consolidated financial statements and consist of income taxes currently due and deferred tax assets and liabilities. The Company may also be subject to interest and penalties from taxing authorities on underpayment of income taxes. In such an event, interest and penalties are included in income tax expense. Deferred tax assets and liabilities are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), stock-based compensation, deferred rent, and net operating losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Due to the historical net loss position of the Company, the Company recorded a deferred tax valuation allowance of $23,928,265 and $13,124,828 as of December 31, 2022 and December 31, 2021, respectively.

Stock Incentive Plan

The compensation cost relating to share-based payment transactions is recognized in the consolidated financial statements. The cost is measured based on the grant date fair value of the equity or liability instruments issued. Compensation cost for all employee stock awards is calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Compensation cost for all consultant stock awards is calculated and recognized over the consultant's service period based on the grant date fair value of the equity or liability instruments issued. Upon exercise of stock option awards or vesting of restricted stock units, recipients are issued shares of common stock. Pre-vesting forfeitures result in the reversal of all compensation cost as of the date of termination, post-vesting cancellation does not.

Earnings per Share

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock that were outstanding during the period. Diluted earnings per share is similarly determined, except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if all dilutive potential common stock and preferred stock had been issued and are calculated under the treasury stock method. Due to the Company's net loss, all stock options, unvested restricted stock, and convertible preferred stock are anti-dilutive and excluded.

License Agreement—Indefinite Lived Intangible Asset

On August 3, 2015, the Company entered into a license agreement with the Company's co-founder Laird Hamilton (the "LH License"). The LH License stated Laird Hamilton's contribution to the Company was in the form of intellectual property, granting the Company the right to use Laird Hamilton's name and likeness. This contribution, which was reported on the balance sheets as of December 31, 2022 and 2021, was valued at $132,000 and satisfied with the issuance of 660,000 shares of common stock. The Company has determined that the intangible asset associated with the LH License has an indefinite life, as there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the Company. Please see Note 14 for more information on the Company's related party transaction with Mr. Hamilton.

On May 2, 2018, the Company entered into a license agreement with Gabrielle Reece, who is married to Mr. Hamilton (the "GR License"). Pursuant to the GR License, Ms. Reece granted the Company rights to her name, signature, voice, picture, image, likeness and biographical information commencing on July 1, 2015. This contribution, which is reported on the consolidated balance sheets as of December 31, 2022 and 2021, was valued at $100 based on the consideration exchanged. The Company has determined that the intangible asset associated with the GR License has an indefinite life, as there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the Company. Please see Note 14 for more information on the Company's related party transaction with Ms. Reece.

On November 19, 2018, the Company executed a License and Preservation Agreement with Mr. Hamilton and Ms. Reece which superseded the predecessor license agreements with both individuals. The agreement added specific terms related to non-competition and allowable usage of the property under the license. No additional consideration was exchanged in connection with the agreement and the life of the agreement was set at 100 years.

On May 26, 2020, the Company executed a License and Preservation Agreement with Mr. Hamilton, and Ms. Reece (the "2020 License"), which superseded the predecessor license and preservation agreement with both individuals. Among other modifications, the agreement (i) modified certain approval rights of Mr. Hamilton and Ms. Reece for use of their respective images, signatures, voices, and names (other than those owned by the Company), rights of publicity and common law and statutory rights to the foregoing in the Company's products, (ii) modified certain assignment, change of control and indemnification provisions, and (iii) granted the Company the right to extend the term of the agreement for additional ten-year terms upon the expiration of the initial one-hundred year term. No additional consideration was exchanged in connection with the agreement. As indefinite-lived intangible assets, the Company assesses qualitative factors each reporting period to determine whether events and circumstances exist that indicate that the fair values of the licensing agreements were less than the carrying amounts. Upon considering these factors, the Company determined it was more likely than not that the fair values of the 2020 License were not less than the carrying amounts; therefore, the Company recognized no impairment for the years ended December 31, 2022 and 2021.

Definite Lived Intangible Assets, net

Definite lived intangible assets consist of software and intangible assets arising from business combinations. Amortization is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for amortization purposes range between 3 and 10 years. Amortization expense is allocated to general and administrative expense. For the years ended December 31, 2022 and 2021, amortization expense was $448,460 and $385,093, respectively.

Goodwill

Goodwill represents the excess of purchase price over the assigned fair values of the assets acquired and liabilities assumed in conjunction with a business combination. Goodwill is reviewed for impairment annually as of December 31, or whenever events occur, or circumstances change that indicate goodwill may be impaired. In testing goodwill for impairment, the Company has the option to perform a qualitative assessment to determine whether the existence of events or circumstances indicate that it is more-likely-than-not (more than 50%) that the fair value of goodwill is less than its carrying amount. When performing a qualitative assessment, the Company evaluates factors such as industry and market conditions, cost factors, overall financial performance, and other relevant entity specific events and changes. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of goodwill is less than its carrying amount, or if the Company chooses not to perform the qualitative assessment, then a quantitative assessment is performed to determine the reporting unit's fair value. If the carrying value exceeds its fair value, then an impairment loss is recognized for the amount of the excess of the carrying amount over the fair value, not to exceed the total amount of goodwill.

Employee Benefit Plan

The Company sponsors a defined contribution 401(k) plan (the "401(k) plan") for all employees 18 years or older. The 401(k) plan was initiated on July 1, 2018. Employee contributions may be made on a before-tax basis, limited by Internal Revenue Service regulations. For the years ended December 31, 2022 and 2021, the Company did not match employee contributions.

JOBS Act Accounting Election

The Company qualifies as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. An emerging growth company can elect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. Currently, the Company has elected to file as an emerging growth company defined under the JOBS Act, and as such, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Exit and Disposal Costs

The Company follows the guidance in ASC Topic 420, Exit or Disposal Cost Obligations, to record exit and disposal related costs in the amount of $8.7 million associated with the closure of the Sisters, Oregon manufacturing sites and subsequent transition to a co-manufacturing model for all production and fulfillment. ASC Topic 420 requires the recognition of costs associated with exit or disposal activities when they are incurred, generally the cease-use date. Exit and disposal activities are summarized below:

- We entered into a lease termination agreement on December 12, 2022. All production activities taking place in the related properties ceased in December 2022. Pursuant to this agreement, our lease was fully terminated as of January 31, 2023, and we owe a total of $1.6 million in early lease termination costs of which $0.5 million was remitted in December 2022 and $1.1 million was satisfied in January 2023. We recognized lease termination costs, including the elimination of right of use assets net of lease liabilities, and early lease termination penalties, of $3.6 million which are included in General and Administrative Expenses for the year ended December 31, 2022.

- We signed an asset purchase agreement with our new co-manufacturer for the sale of the majority of our production equipment for a purchase price of $0.8 million and an agreement to sell certain leasehold improvements for $0.1 million. Certain equipment, furniture, and leasehold improvements are going to be abandoned upon exit of the lease. The net book value of this property exceeds the recoverability of the assets. As such, we recorded impairment charges of property, plant, and equipment and internal-use production software of $3.1 million and $0.1 million, respectively, which are included in General and Administrative Expenses for the year ended December 31, 2022. Assets held-for-sale as of December 31, 2022 were sold and delivered in January 2023.

- We incurred one-time termination benefits consisting of severances primarily for operations, production, and fulfillment personnel, of $0.6 million, which are included in General and Administrative Expenses for the year ended December 31, 2022. These were paid by January 2023.

- We moved the majority of our raw materials inventory to our co-manufacturer and the majority of our finished goods inventory to our third-party logistics partners. Because we no longer have storage space in our warehouses, we determined that it was not cost-effective to pay for freight and storage fees to move and house certain inventories at our third-party partners' facilities. As a result, we disposed of, or reserved for disposal, certain inventories remaining at the Sisters, Oregon facilities which were not shipped to our third-party partners' facilities, in the amount of $1.1 million, which are included in Costs of Goods Sold for the year ended December 31, 2022. All such inventory remaining on-hand as of December 31, 2022 was disposed of in January 2023.

- We incurred other costs for moving of inventory, IT setup and integration costs, repayment of property tax abatements, and other costs totaling $0.2 million, which are included in General and Administrative Expenses for the year ended December 31, 2022. We recognize these costs as incurred or when they become realizable as liabilities. We expect to incur further costs in the first quarter of 2023 as we complete this transition.

Loss Contingencies

We may be subject to contingencies arising in the ordinary course of business, such as product liability and other product-related litigation, commercial litigation, environmental claims and proceedings, government investigations and guarantees and indemnifications. In assessing contingencies related to legal and environmental proceedings that are pending against the Company, or unasserted claims that are probable of being asserted, we record accruals for these contingencies to the extent that we conclude that a loss is both probable and reasonably estimable. If some amount within a range of loss appears to be a better estimate than any other amount within the range, we accrue that amount. Alternatively, when no amount within a range of loss appears to be a better estimate than any other amount, we accrue the lowest amount in the range. We record anticipated recoveries under existing insurance contracts when recovery is assured.

As of December 31, 2022, we accrued $0.1 million of loss contingencies related to an ongoing class action lawsuit related to product labeling as a result of our failure to prevail on a motion to dismiss the matter. Contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. This contingency could result in increased expenses and/or losses, including damages, fines and/or civil penalties, and/or plaintiff legal fees, which could be substantial. We believe that our claims and defenses in this matter are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. We do not believe that these matters will have a material adverse effect on our financial position. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of matters, which could have a material adverse effect on our results of operations and/or our cash flows in the period in which the amounts are accrued or paid. Our assessments, which result from a complex series of judgments about future events and uncertainties, are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued Leases (Topic 842) ("ASU 2016-02"), whereby a lessee will be required to recognize for all leases at the commencement date a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. ASU 2016-02 is effective for the Company's annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

On January 1, 2022, we adopted ASU 2016-02 and subsequent updates, collectively referred to as Topic 842, using the modified retrospective transition method. In addition, we adopted the package of practical expedients in transition, which permits us to not reassess our prior conclusions pertaining to lease identification, lease classification and initial direct costs on leases that commenced prior to our adoption of the new standard. We also elected the ongoing practical expedient to not recognize operating lease right-of-use assets and operating lease liabilities related to short-term leases.

The Company adopted Topic 842 using the modified retrospective transition approach provided in ASC 842-10-65-1(c)(2), which requires recognition of the cumulative effect adjustment, if any, of initially applying the standard to the opening balance of retained earnings in the period of adoption (i.e., January 1, 2022). There was no cumulative adjustment to be recognized at January 1, 2022.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. We adopted ASU 2020-04 in the first quarter of 2022. The adoption had no impact on our consolidated financial position, results of operations, or cash flows.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses ("Topic 326"): Measurement of Credit Losses on Financial Instruments," as modified by subsequently issued ASUs 2018-19 (issued November 2018), 2019-04 (issued April 2019), 2019-05 (issued May 2019), 2019-11 (issued November 2019), 2020-02 (issued February 2020) and 2020-03 (issued March 2020). Topic 326 modifies the measurement and recognition of credit losses for most financial assets and certain other instruments, requiring the use of forward-looking expected credit loss models based on historical experience, current economic conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount, which may result in earlier recognition of credit losses under the new standard. It also requires that credit losses related to available-for-sale debt securities be recorded as an allowance through net income rather than reducing the carrying amount under the current, other-than-temporary-impairment model. The standard requires a modified retrospective approach with a cumulative effect adjustment to retained earnings. ASU 2016-13 is effective for the Company's annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of ASU 2016-13 is not expected to have a material impact on our consolidated financial statements.

Reclassification of Prior Period Presentation

Certain prior period amounts have been reclassified for consistency with the current year presentation. As a result, certain line items have been amended in the balance sheets, statements of operations, statements of cash flow, and the related notes to the consolidated financial statements with no impact to overall net loss.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the consolidated financial statements are available to be issued. The Company has evaluated events and transactions subsequent to December 31, 2022 for potential recognition of disclosure in the consolidated financial statements.

The Company entered into a sublease agreement with Somatic Experiencing Trauma Institute with a commencement date of January 1, 2023, for a 5,257 square foot office space in Boulder, Colorado which serves as the Company's new headquarters. This lease will expire on July 1, 2027. The Company will owe $99,883 in the first twelve months which will increase by 3% on the first day of each succeeding year.

2. Prepaid Expenses and Other Current Assets

The following table presents the components of prepaid expenses and other current assets:

	December 31, 2022		December 31, 2021	
Prepaid insurance	$	761,147	$	1,586,768
Prepaid inventory		897,108		1,009,954
Prepaid subscriptions and license fees		292,622		455,781
Prepaid, other		132,320		240,657
Prepaid advertising		166,872		253,750
Deposits		134,896		679,919
Other current assets		145,110		459,633
Total prepaid and other assets		2,530,075		4,686,462
Reserve for prepaid inventory		—		(179,000)
Prepaid and other assets, net	$	2,530,075	$	4,507,462

3. Investment securities

Investment securities consisted of the following:

December 31, 2021	Amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value	
Federal agency bonds — mortgage-backed	$ 8,696,093	$		—	$	(61,016)	$ 8,635,077	
Total debt securities available-for-sale	$ 8,696,093	$		—	$	(61,016)	$ 8,635,077	

The amortized cost and estimated fair value of investment securities by contractual maturity, are shown below:

	Available-for-sale			
December 31, 2021	Amortized cost		Estimated fair value	
Due after one year through five years	$	8,696,093	$	8,635,077
Total investment securities available-for-sale	$	8,696,093	$	8,635,077

Investment securities with an estimated fair value of $8,635,077 as of December 31, 2021 were pledged to secure our revolving line of credit. See Note 5 for additional information.

The Company recorded sales of available-for-sale debt securities during the year ended December 31, 2022 of $8,513,783, and recognized a related loss on the sale of $182,310 in the first quarter of 2022. The Company recorded no sales or maturities of available-for-sale securities during the year ended December 31, 2021.

4. Fair Value Measurements

Factors used in determining the fair value of our assets and liabilities are summarized into three broad categories:

- Level 1—quoted prices in active markets for identical securities as of the reporting date;

- Level 2—other significant directly or indirectly observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds and credit risk; and

- Level 3—significant inputs that are generally less observable than objective sources, including our own assumptions in determining fair value.

The factors or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following tables summarize assets subject to fair value measurements:

Fair Value as of December 31, 2021	Level 1	Level 2	Level 3
Federal agency bonds — mortgage-backed	$ —	$ 8,635,077	$ —

The Company believes the carrying amounts of Cash and cash equivalents, Accounts receivable, Prepaid expenses and other current assets, Deposits, Other Assets, Accounts payable, Payroll liabilities and Accrued expenses are a reasonable approximation of the fair value of those financial instruments because of the nature of the underlying transactions and the short-term maturities involved.

The Company believes that fair values of U.S. Agency Bonds issued by the Federal Home Loan Mortgage Corporation are determined using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of U.S. agency bonds are included in the Level 2 fair value hierarchy.

5. Revolving Lines of Credit

On September 2, 2021, the Company entered into a revolving line of credit with Wells Fargo Bank National Association in a principal amount not exceeding $9,500,000. The line of credit was renewed on September 1, 2022, with a maturity date of August 31, 2023 and the available credit was reduced to $5,000,000. The outstanding amounts under the line of credit have an interest rate calculated as Daily Simple Secured Overnight Financing Rate ("SOFR") plus 1.5% per annum until paid in full. The balance on the line of credit was $0 as of December 31, 2022 and 2021. Management was in compliance with all financial covenants as of December 31, 2022 and 2021.

On February 5, 2019, the Company entered into a revolving line of credit with First Interstate Bank ("FIB") in a principal amount not exceeding $5,000,000. The outstanding amounts under the line of credit had an interest rate calculated as LIBOR plus 2.0% per annum until paid in full. The loan agreement was renewed by the Company on March 1, 2021 and was closed on September 23, 2021.

On August 10, 2017, the Company entered into a revolving line of credit with East Asset Management, LLC ("East") in a principal amount not exceeding the lesser of the borrowing base or $3,000,000. The outstanding amounts under the line of credit had a fixed interest rate of 15% per annum until paid in full and the line of credit has a maturity date of August 10, 2022. The balance on the line of credit was $0 as of December 31, 2022 and 2021. The loan agreement was closed on May 19, 2022.

A secondary line of credit with East in an amount up to $200,000 is available to the Company, which is not subject to the requirements of the borrowing base. The secondary line was available with the same draw and payback conditions as the primary line. The balance on the line of credit was $0 as of both December 31, 2022 and December 31, 2021. The loan agreement was closed on May 19, 2022.

East was also granted a right of first refusal on any future equity offerings by the Company to purchase up to 20% of equity in any such offerings at a 20% price per share discount, subject to certain exclusions. These rights terminated concurrently with the closure of the associated loan agreements on May 19, 2022.

6. Long-term Debt

City of Sisters

On May 30, 2017, the Company entered into a forgivable loan agreement with the City of Sisters in the amount of $51,000. This forgivable loan was issued to help the Company expand its business operations in the city of Sisters, Oregon through eligible jobs. The Company had until May 30, 2020 to create jobs for 30 full-time employees with an average annual salary of $40,000 per person, and, once created and filled, the Company must maintain those jobs for an additional period of three years for the loan to be converted to a grant. If the requirements were not met, the Company would have been required to pay the loan in full, including interest of eight percent per annum on the unpaid principal amount. The Company created the eligible jobs as of April 1, 2018, and the loan was converted to a grant effective December 8, 2021.

7. Property and Equipment, Net

Property and equipment, net is comprised of the following:

	December 31, 2022	December 31, 2021
Factory equipment	$ 66,276	$ 3,278,035
Land	—	947,394
Furniture and office equipment	318,795	592,316
Leasehold improvements	34,946	993,581
Construction in progress	—	148,984
	420,017	5,960,310
Accumulated depreciation	(269,728)	(1,447,375)
Property and equipment, net	$ 150,289	$ 4,512,935

Depreciation expense was $669,611 and $596,505 for the year ended December 31, 2022 and 2021, respectively.

Assets Classified as Held-for-Sale

In the first quarter of 2022, the Company entered into a vacant land real estate sale agreement for the sale of excess unused lots in Sisters, Oregon for a sales price of $1,572,512. The Company sold the land in the second quarter of 2022 resulting in a gain of $573,818 included in general and administrative expenses.

In the second quarter of 2022, the Company entered into a purchase order agreement for the sale of the intermittent motion form ("IMF") production line for a sales price of $100,000. The book value exceeded the fair market value and, as such, the Company recorded an impairment charge of $100,426 in the second quarter of 2022. The Company sold these assets in the third quarter of 2022 for $103,240, recording a gain of $3,240 included in general and administrative expenses.

In the fourth quarter of 2022, the Company entered into purchase agreements for the sale of the production equipment for a sales price of $800,000. The book value exceeded the fair market value and, as such, the Company recorded impairment charges of $3,105,435, included in general and administrative expenses.

8. Goodwill and Intangible Assets, Net

Goodwill

Goodwill represents the excess of purchase price over the assigned fair values of the assets acquired and liabilities assumed in connection with the acquisition of Picky Bars. The carrying amount of goodwill attributed to the acquisition of Picky Bars was $0 and $6,486,000 as of December 31, 2022 and December 31, 2021, respectively.

In addition to the annual impairment test, the Company is required to regularly assess whether a triggering event has occurred which would require interim impairment testing. The Company considered the current and expected future economic and market conditions and their impact on the Company, as well as the current market capitalization.

In the last month of the first quarter of 2022, management determined the sustained decline in stock price, coupled with changes in market conditions, was a triggering event. The Company performed a qualitative and quantitative analysis on the Company's goodwill for impairment, concluding that the fair value of goodwill as calculated using a discounted cash flow model exceeds the carrying value, indicating that goodwill was impaired. As such, the Company recorded a goodwill impairment of $6,486,000 for the year ended December 31, 2022.

Intangible Assets, Net

Intangible Assets, net is comprised of the following:

	December 31, 2022	December 31, 2021
Trade names (10 years)	$ 890,827	$ 2,530,000
Customer relationships (10 years)	—	1,990,000
Recipes (10 years)	330,000	330,000
Social media agreements (3 years)	80,000	80,000
Software (3-15 years)	131,710	188,662
Amortizable intangible assets	1,432,537	5,118,662
Accumulated amortization	(140,419)	(411,908)
Amortizable intangible assets, net	1,292,118	4,706,754
Licensing agreements (indefinite)	132,100	132,100
Total Intangible assets, net	$ 1,424,218	$ 4,838,854

The weighted-average useful life of all the Company's intangible assets is 7.7 years.

For the years ended December 31, 2022 and 2021, amortization expense was $448,460 and $385,093, respectively.

Definite life intangible assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Examples include a significant adverse change in the extent or manner in which we use the asset, or an unexpected change in financial performance. When evaluating definite life intangible assets for impairment, we compare the carrying value of the asset to the asset's estimated undiscounted future cash flows. An impairment is indicated if the estimated future cash flows are less than the carrying value of the asset. The Company considered the above factors when assessing whether the Company's long-lived assets will be recoverable.

Based on the analysis of the qualitative factors above, management determined that with changes in market conditions and recent developments in the forecasts for e-commerce and retail sales of legacy Picky Bars products were triggering events.

The Company performed a qualitative and quantitative analysis on the Company's estimates of the fair values of acquired customer relationships utilizing the Multiperiod Excess Earnings Method variation of discounted cash-flow model, which exceeded the carrying value, indicating that these assets are impaired. In the twelve months ended December 31, 2022, the Company recorded impairment charges of $1,776,006, net of accumulated amortization.

The Company performed a qualitative and quantitative analysis on the Company's estimates of the fair values of acquired trade names utilizing the Relief From Royalty Method variation discounted cash-flow model, which exceeded the carrying value, indicating that these assets are impaired. In the twelve months ended December 31, 2022, the Company recorded impairment charges of $1,243,000, net of accumulated amortization.

In addition, the Company recorded impairment charges of $103,574 on internal use production software, for which the Company realized no operational benefits following the final in-house production run in December 2022 upon the transition to a co-manufacturing business model.

Intangible assets are amortized using the straight-line method over estimated useful lives ranging from three to fifteen years. The estimated amortization expense for each of the next five years and thereafter is as follows:

2023	$	206,886
2024		189,108
2025		149,994
2026		139,899
2027		139,899
Thereafter		466,332
	$	1,292,118

9.   Leases

In February 2016, the FASB issued new accounting guidance on leases. Effective January 1, 2022, we adopted the standard using the modified retrospective method, under which we elected the package of practical expedients and transition provisions allowing us to bring our existing operating leases onto the unaudited consolidated balance sheet without adjusting comparative periods.

Lessee

In accordance with Topic 842, Leases, the Company accounts for a contract as a lease when it has the right to control the asset for a period of time while obtaining substantially all of the asset's economic benefits. The Company determines if an arrangement is a lease or contains an embedded lease at inception. For arrangements that meet the definition of a lease, the Company determines the initial classification and measurement of its right-of-use asset and lease liability at the lease commencement date and thereafter if modified. The lease term includes any renewal options that the Company is reasonably assured to exercise.

In addition to rent, the leases may require the Company to pay additional costs, such as utilities, maintenance and other operating costs, which are generally referred to as non-lease components. The Company has elected to not separate lease and non-lease components. Only the fixed costs for lease components and their associated non-lease components are accounted for as a single lease component and recognized as part of a right-of-use asset and liability. Lease-related liabilities are recognized at the present value of the remaining contractual fixed lease payments, discounted using our incremental borrowing rate. Operating lease expense is recognized on a straight-line basis over the lease term, while variable lease payments are expensed as incurred.

The Company currently leases its warehouse space under a commercial lease with RII Lundgren Mill, LLC, dated March 1, 2018. The lease commenced March 1, 2018 with monthly payments of $6,475, to escalate after 24 months by the lesser of 3% or the Consumer Price Index ("CPI") adjustment. The initial lease term is ten years, and the Company has the option to renew the lease for two additional five-year periods. The landlord has paid for many tenant improvements and the Company has committed to reimbursing the landlord, in additional rents, for specific improvements. On November 20, 2018, the Company completed the reimbursement of $797,471. The Company also issued the landlord 2,000 stock options on April 15, 2018 with a strike price of $7.50 per share in conjunction with this lease agreement.

The Company executed a second lease for additional warehouse and office space under a commercial lease with RII Lundgren Mill, LLC, dated December 17, 2018. The lease commenced on July 1, 2019 with monthly payments of $12,784, to escalate after 24 months by the lesser of 3% or the CPI adjustment. However, for accounting purposes the lease commencement date was June 6, 2019. The initial lease term is ten years, and the Company has the option to renew the lease for two additional five-year periods. The landlord has paid for many tenant improvements and the Company has committed to reimbursing the landlord, in additional rents, for specific improvements. On December 20, 2018, the Company completed the initial reimbursement of $1,202,529. The Company made the final reimbursement in the amount of $1,399,001 on December 31, 2019.

The Company executed a third lease for additional warehouse and office space under a commercial lease with RII Lundgren Mill, LLC, dated October 1, 2021. The lease commenced on October 1, 2021 with monthly payments of $38,869, to escalate after 24 months by the lesser of 3% or the CPI adjustment. The initial lease term is ten years, and the Company has the option to renew the lease for two additional five-year periods.

The Company executed a lease cancellation agreement dated December 12, 2022. Under this agreement, the Company's three leases were terminated effective January 31, 2023, and agrees to pay $1,550,000, of which $500,000 was remitted in 2022 and $1,050,000 was satisfied in the first quarter of 2023. The Company ceased to realize any operational benefit from the leases as of December 31, 2022, and recorded losses on lease termination consisting of the write off of the related right of use assets, net of lease liabilities, as well as the lease termination fee, for a total of $3,596,365, which were included in General and administrative expenses for the year ended December 31, 2022.

The Company assumed an operating lease in the acquisition of Picky Bars, LLC on May 3, 2021. The Company pays monthly rent of $4,609, which escalates by 3% in months 15, 27, 39, and 51. The initial lease term is 62 months, and the Company has the option to renew the lease for two additional three-year periods.

The components of lease expense were as follows:

		Year Ended December 31, 2022
Operating leases		
Operating lease cost	$	1,068,425
Variable lease cost		135,909
Operating lease expense		1,204,334
Short-term lease rent expense		261,888
Total rent expense	$	1,466,222

		Year Ended December 31, 2022
Operating cash flows - operating leases	$	742,111
Right-of-use assets obtained in exchange for operating lease liabilities	$	5,285,330

	December 31, 2022
Weighted-average remaining lease term – operating leases (in years)	2.3
Weighted-average discount rate – operating leases	3.75%

As of December 31, 2022, future minimum payments during the next five years and thereafter are as follows:

2023	$	59,845
2024		61,640
2025		20,748
Thereafter		—
Total		142,233
Less imputed interest		(6,312)
Operating lease liabilities	$	135,921

Lessor

The Company executed a sublease agreement of the Picky Bars, LLC operating lease on March 1, 2022. The lease commenced on April 1, 2022. The sublessee pays monthly rent of $4,889 beginning August 1, 2022, to escalate after 12 months by 3%. The initial lease term expires on April 30, 2025. The lease meets all of the criteria of an operating lease and is accordingly recognized straight line over the lease term with a related sublease rental asset accounting for abatements and initial direct costs. The Company had $18,846 and $0 of sublease rental assets as of December 31, 2022 and December 31, 2021, respectively, included in prepaid and other current assets on the consolidated balance sheets.

The components of rental income were as follows:

		Year Ended December 31, 2022
Operating leases		
Operating lease income	$	42,164
Variable lease income		12,872
Total rental income	$	55,036

Our future minimum payments to be received during the next five years and thereafter are as follows:

2023		59,845
2024		61,640
2025		20,748
Thereafter		—
Total	$	142,233

10.   Deferred Tax Assets and Liabilities

The Company had a tax net loss for the years ended December 31, 2022 and 2021 and therefore has recorded no assessment of current federal income taxes. The Company is subject to minimum state taxes for various jurisdictions as well as subject to franchise taxes considered income taxes under ASC 740. A reconciliation of income tax expense at the federal statutory rate to the income tax provision at the Company's effective rate is as follows:

	Year Ended	
	December 31, 2022	December 31, 2021
Income tax benefit at statutory rates	$ 8,430,127	$ 4,972,657
Valuation allowance for deferred tax assets	(8,725,698)	(4,987,902)
Stock-based compensation	(3,159)	(105,126)
Other benefit, net	278,461	102,537
Reported income tax expense	(20,269)	(17,834)
Effective tax rate:	0.00%	0.08%

The Company's deferred tax assets and liabilities consisted of the following:

	December 31, 2022	December 31, 2021
Noncurrent deferred tax assets:		
Net operating loss carryforwards	$ 17,428,266	$ 11,999,882
Intangible assets	2,382,397	17,951
Property and equipment	1,660,954	686,601
Research and development credits	300,105	165,216
Accrued expenses	766,385	98,296
Right of use asset	524	—
Bad debt reserve	20,282	—
Charitable contributions	38,557	38,447
Unexercised options	1,136,475	679,688
IRC 174 R&E Capitalized Costs	194,320	—
Total noncurrent deferred tax assets	23,928,265	13,686,081
Noncurrent deferred tax liabilities:		
Deferred rent	—	568,787
Total noncurrent deferred tax liabilities	—	568,787
Net noncurrent deferred tax assets	23,928,265	13,117,294
Valuation allowance	(23,928,265)	(13,124,828)
Total net noncurrent deferred tax liabilities	$ —	$ (7,534)

The Company assesses its deferred tax assets and liabilities to determine if it is more likely than not, they will be realized; if not, a valuation allowance is required to be recorded. During the year ended December 31, 2022, the Company recorded an indefinite-lived deferred tax asset of $1.5 million to account for the book vs. tax basis difference related to the goodwill intangible asset acquired in the Picky Bars acquisition. During the year ended December 31, 2022, the goodwill relating to the Picky Bars stock acquisition was fully impaired for GAAP. Due to the impairment, there is a deferred tax asset associated with the indefinite-lived intangible asset. The valuation allowance is increased by the indefinite-lived intangible assets. Previously, there was an indefinite-lived deferred tax liability that was excluded from sources of future taxable income, as the timing of its reversal could not be predicted due to the indefinite life of the goodwill and U.S. federal net operating losses ("NOLs"), and a naked credit resulted due to indefinite-lived deferred tax liability's inability to reduce the valuation allowance for U.S. federal income tax purposes

As of December 31, 2022, the Company did not provide a current or deferred U.S. federal or state income tax provision or benefit for any of the periods presented because the Company has reported cumulative losses since inception. Management has determined that it was not more likely than not that the deferred tax assets would be realized, thus a full valuation allowance was recorded against the deferred tax assets. The Company may reduce the valuation allowance against definite-lived deferred tax assets at such time when it becomes more likely than not that the definite-lived deferred tax assets will be realized.

The change in the valuation allowance for deferred tax assets and liabilities for the year ended December 31, 2022 was a net increase of $10.8 million. At December 31, 2022 and 2021, the Company had NOLs totaling approximately $118.3 million and $72.6 million, respectively. At December 31, 2022 and 2021, the Company had federal NOLs totaling approximately $1.9 million from 2017 and prior years that can be carried forward for 20 years, which begin to expire in 2036. At December 31, 2022 and 2021, the Company had federal NOLs totaling approximately $67.3 million and $46.2 million, respectively from 2018 and subsequent years that can be carried forward indefinitely. At December 31, 2022 and 2021, the Company had state NOLs totaling $49.1 million and $24.5 million, respectively, that can be carried forward for between 15 and 20 years. At December 31, 2022 and 2021, the Company had credits totaling $0.7 million and $0.4 million, respectively, that can be carried forward for between 5 and 20 years.

GAAP requires management to evaluate and report information regarding its exposure to various tax positions taken by the Company. The Company has determined whether there are any tax positions that have met the recognition threshold and has measured the Company's exposure to those tax positions. Management believes that the Company has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. U.S. and state jurisdictions have statutes of limitations that generally range from 3 to 5 years.

11. Stock Incentive Plan

The Company adopted an incentive plan (the "2020 Omnibus Incentive Plan") on September 22, 2020, to provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, unrestricted stock, dividend equivalent rights, performance shares and other performance-based awards, other equity-based awards and cash bonus awards to Company employees, employees of the Company's affiliates, non-employee directors and certain consultants and advisors. The Company is authorized to award 1,355,715 shares and has 788,960 shares available for issuance under the 2020 Omnibus Incentive Plan, excluding shares available to be issued upon exercise of outstanding options and rights. Previously, the Company had adopted its 2018 Equity Incentive Plan and 2016 Stock Incentive Plan (together with the 2020 Omnibus Incentive Plan, the "Stock Incentive Plans"), under which the Company had issued stock options and restricted stock units. Following the effective date of the 2020 Omnibus Incentive Plan, no additional awards may be made under the 2018 Equity Incentive Plan or 2016 Stock Incentive Plan. The Stock Incentive Plans were established to provide eligible individuals with an incentive to contribute to the Company's success and to operate and manage the Company's business in a manner that will provide for its long-term growth and profitability and that will benefit the Company's shareholders and other stakeholders, including employees and customers. The Stock Incentive Plans are also intended to provide a means of recruiting, rewarding, and retaining key personnel.

Stock Options

The Stock Incentive Plans prescribe various terms and conditions for the award of options and the total number of shares authorized for this purpose. For options, the strike price is equal to the fair market value of the Company's stock price at the date of grant. Generally, options become exercisable based on years of service and vesting schedules, and expire after (i) a period of ten years from the date of grant, (ii) three months following the date of termination of employment from the Company, (iii) one year following the date of termination from the Company by reason of death or disability, (iv) the date of termination of employment for cause, or (v) the fifth anniversary of the date of the grant if it is held by a 10 percent or greater stockholder.

The following tables summarize the Company's stock option activity:

	Options Activity	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at January 1, 2022	747,800	$ 11.51	6.57	$ 1,143,013
Granted	628,498	5.63		
Exercised/released	(76,750)	2.14		
Cancelled/forfeited	(377,891)	14.95		
Balance at December 31, 2022	921,657	$ 6.86	8.01	$ —
Exercisable at December 31, 2022	260,738	$ 7.93	4.96	$ —

	Options Activity	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at January 1, 2021	887,640	$ 9.65	6.42	$ 33,433,274
Granted	56,541	20.78		
Exercised/released	(100,211)	8.31		
Cancelled/forfeited	(96,170)	15.57		
Balance at December 31, 2021	747,800	$ 11.51	6.57	$ 1,143,013
Exercisable at December 31, 2021	552,512	$ 8.12	6.04	$ 2,714,963

The Company estimates the fair value of each stock option award on the date of grant using a Black-Scholes option-pricing model. ASC 718, "Compensation- Stock Compensation" ("ASC 718"), requires the use of the fair-value-based method for measuring the value of stock-based compensation. The estimated fair value of each grant of stock options awarded during the years ended December 31, 2022 and 2021 was determined using the following assumptions:

- *Expected Volatility*. The expected volatility is based on the volatility of the historical stock prices of identified peer companies.

- *Expected Term.* Due to the lack of a public market for the trading of shares of the Company's common stock prior to the Company's initial public offering that closed on September 25, 2020, and the lack of sufficient Company-specific historical data, the expected term of employee stock options is determined using the "simplified" method, as prescribed in SEC Staff Accounting Bulletin No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option.

- *Risk-free Interest Rate.* The risk-free interest rate is based on the interest rate payable on United States Treasury yield curve in effect at the time of grant for a period that is commensurate with the assumed expected term.

- *Dividend Yield.* The dividend yield is 0% because the Company has never paid, and for the foreseeable future does not expect to pay, dividend on its shares of common stock.

The inputs and assumptions used to estimate the fair value of share-based payment awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different inputs and assumptions, the Company's share-based compensation expense could be materially different for future awards.

The grant-date fair value of stock options was estimated at the time of grant using the following weighted-average inputs and assumptions in the Black-Scholes option pricing model:

	Year Ended December 31,	
	2022	2021
Weighted-average expected volatility	52.88%	52.12%
Weighted-average expected term (years)	6.25	6.23
Weighted-average expected risk-free interest rate	2.85%	0.72%
Dividend yield	—	—
Weighted-average fair value of options granted	$ 2.26	$ 20.78

Restricted Stock Units

The following tables summarize the Company's RSU activity:

	Number of RSUs	Weighted Average Grant Date Fair Value (per share)	Weighted Average Remaining Vesting Term (years)	Aggregate Fair Value
Balance at January 1, 2022	90,630	$ 32.91	2.17	$ 2,982,931
Granted	552,702	4.13		
Exercised/released	(62,971)	20.94		
Cancelled/forfeited	(75,941)	24.31		
Balance at December 31, 2022	504,420	$ 4.22	2.94	$ 2,127,734

	Number of RSUs	Weighted Average Grant Date Fair Value (per share)	Weighted Average Remaining Vesting Term (years)	Aggregate Fair Value
Balance at January 1, 2021	57,187	$ 33.16	2.08	$ 1,896,221
Granted	93,959	29.53		
Exercised/released	(46,758)	27.84		
Cancelled/forfeited	(13,758)	27.94		
Balance at December 31, 2021	90,630	$ 32.91	2.17	$ 2,982,931

The Company estimates the fair value of each restricted stock unit using the fair value of the Company's stock on the date of grant.

Market-Based Stock Units

The following tables summarize the Company's market-based stock unit ("MSU") activity:

	Number of MSUs	Weighted Average Grant Date Fair Value (per share)	Weighted Average Remaining Vesting Term (years)	Aggregate Fair Value
Balance at January 1, 2022	160,301	$ 43.53	1.20	$ 6,977,903
Granted	—	—		
Exercised/released	—	—		
Cancelled/forfeited	(129,218)	43.53		
Balance at December 31, 2022	31,083	$ 43.53	0.60	$ 1,353,043

	Number of MSUs	Weighted Average Grant Date Fair Value (per share)	Weighted Average Remaining Vesting Term (years)	Aggregate Fair Value
Balance at January 1, 2021	—	$ —	—	$ —
Granted	189,608	43.53		
Exercised/released	—	—		
Cancelled/forfeited	(29,307)	43.53		
Balance at December 31, 2021	160,301	$ 43.53	1.06	$ 6,977,903

These MSUs vest upon the 30-day weighted average stock price reaching or exceeding established targets, after reaching certain time targets. We estimate the grant-date fair value of the MSUs using a Monte Carlo simulation which requires assumptions for expected volatility, risk-free rate of return and dividend yield. Expected volatility within the index are derived using historical volatility of a selected peer group over a period equal to the length of the performance period. We base the risk-free rate of return on the yield of a zero-coupon U.S. Treasury bond with a maturity equal to the performance period and assume a 0% dividend rate. Compensation expense for these MSUs is recognized over the requisite service period regardless of whether the market conditions are satisfied.

Employee Stock Purchase Plan

On September 25, 2020, the Company established an Employee Stock Purchase Plan ("ESPP") which allows employees of the Company to purchase common stock of the Company through accumulated payroll deductions. Offerings under this plan have a duration of six months. On the exercise date, the participant may acquire a maximum of 650 shares per participant, per offering period, at the lower of 85% of the market value of a share of our common stock on the enrollment date or the exercise date. Participants may terminate their interest in a given offering or a given exercise period by withdrawing all of their accumulated payroll deductions at any time prior to the end of the offering period. The fair value of the estimated number of shares to be issued under each offering is determined using a component valuation model. This plan was terminated in the fourth quarter of 2022.

Stock-based compensation expense is recognized ratably over the requisite service period for all awards. The following tables summarize the Company's stock-based compensation recorded as a result of applying the provisions of ASC 718 to equity awards:

	Year ended December 31, 2022	Unrecognized compensation cost related to non-vested awards as of December 31, 2022	Weighted-average remaining vesting period as of December 31, 2022 (years)
Stock options	381,100	$ 1,173,758	3.24
RSUs	1,293,628	1,707,145	2.91
MSUs	(1,053,150)	71,059	1.09
ESPP	9,649	—	—
Total stock-based compensation	$ 631,227	$ 2,951,962	3.07

	Year ended December 31, 2021	Unrecognized compensation cost related to non-vested awards as of December 31, 2021	Weighted-average remaining vesting period as of December 31, 2021 (years)
Stock options	$ 772,832	$ 1,638,717	1.83
RSUs	1,516,390	2,282,174	2.20
MSUs	1,716,080	1,927,898	2.09
ESPP	34,905	—	—
Total stock-based compensation	$ 4,040,207	$ 5,848,789	2.06

During the year ended December 31, 2022, there were forfeitures of MSU awards of certain members of executive leadership of $1,785,125, representing discrete reversals of stock compensation expense to the period. There were no such forfeitures of MSUs in the year ended December 31, 2021.

12. Earnings per Share

Basic earnings (loss) per share is determined by dividing net loss attributable to Laird Superfood, Inc. common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is similarly determined, except that the denominator is increased to include the number of additional common and preferred shares that would have been outstanding if all dilutive potential common and preferred shares had been issued. Dilutive potential common and preferred shares consist of employee stock options and restricted stock units. The dilutive effect of employee stock options, restricted stock units, and market-based stock units by the Company and are calculated using the treasury stock method. Basic earnings per share is reconciled to diluted earnings per share in the following table:

	Year Ended December 31,	
	2022	2021
Net loss	$ (40,337,318)	$ (23,870,546)
Weighted average shares outstanding- basic and diluted	9,146,008	8,983,294
Common stock options, restricted stock awards, and market-based stock awards excluded due to anti-dilutive effect	1,457,160	998,731
Basic and diluted:		
Net loss per share, basic and diluted	$ (4.41)	$ (2.66)

13. Concentrations

The Company had 68% of trade accounts receivable from two customers as of December 31, 2022. The Company had 57% of trade accounts receivable from three customers as of December 31, 2021.

The Company had 41% of accounts payable due to two vendors as of December 31, 2022. The Company had 12% of accounts payable due to one vendor as of December 31, 2021.

The Company sold a substantial portion of products to two customers (21%) for the year ended December 31, 2022. As of December 31, 2022, the amount due from these customers were $1,158,345. The Company sold a substantial portion of products to one customer (13%) for the year ended December 31, 2021. As of December 31, 2021, the amount due from this customer included in accounts receivable was $333,435.

The Company purchased a substantial portion of products from one supplier (48%) for the year ended December 31, 2022. The Company purchased a substantial portion of products from one supplier (48%) for the year ended December 31, 2021.

In addition, our top suppliers are in a similar geographic area, which increases the risk of significant supply disruptions from local and regional events. Vietnam geographically accounted for approximately 48% of our total raw materials and packaging purchases for the year ended December 31, 2022. Indonesia, Sri Lanka, and Vietnam geographically accounted for approximately 64% of our total raw materials and packaging purchases for the year ended December 31, 2021.

14. Related Party

FASB ASC Topic 850, Related Party Disclosures, requires that information about transactions with related parties that would make a difference in decision making shall be disclosed so that users of the consolidated financial statements can evaluate their significance. The Company conducts business with suppliers and service providers who are also stockholders of the Company. From time to time, service providers are offered shares of common stock as compensation for their services. Shares provided as compensation are calculated based on the fair value of the service provided and the most recent equity offering price (or market price post-IPO) per share. Additional material related party transactions are noted below.

License Agreements

On May 26, 2020, the Company executed a License and Preservation Agreement which superseded the predecessor license and preservation agreement with both Mr. Hamilton and Ms. Reece. Among other modifications, the agreement (i) modified certain approval rights, (ii) modified certain assignment, change of control and indemnification provisions, and (iii) granted the Company the right to extend the term of the agreement for additional ten-year terms upon the expiration of the initial one-hundred-year term. No additional consideration was exchanged in connection with the agreement. See additional discussion related to the 2020 License in Note 1 of the consolidated financial statements.

Concurrent Private Placement

DMV purchased 90,910 shares of our common stock in a private placement immediately subsequent to the consummation of the IPO for a total purchase price of $2,000,020, at a price per share of $22. Additionally, DMV provided the Company $298,103 in funds for the purpose of supporting three COVID-19 relief projects. See Note 1 of the consolidated financial statements for additional discussion.

Marketing Agreements

The Company entered into social media marketing agreements with Lauren Thomas and Stephanie Bruce to provide certain marketing services on an annual basis, for $40,000 each per annum. The Company entered into a social media marketing agreements with Jesse Thomas to provide certain marketing services at no cost to the Company.

The Company entered into an influencer agreement with Gabby Reece to provide certain marketing services. In return for these services, the Company remitted $150,000 in 2022 and will remit $200,000 in 2023.

15. Revenue Recognition

The Company's primary source of revenue is sales of coffee creamers, hydration and beverage enhancing supplements, harvest snacks and other food items, and coffee, tea and hot chocolate products. The Company recognizes revenue when control of the promised good or service is transferred to the customer and in amounts that the Company expects to collect. The timing of revenue recognition takes into consideration the various shipping terms applicable to the Company's sales. Each delivery or shipment made to a third-party customer is considered to satisfy a performance obligation. Performance obligations generally occur at a point in time and are satisfied when control of the goods passes to the customer. The Company is entitled to collection of the sales price under normal credit terms. Additionally, the Company estimates the impact of certain common practices employed by us and other manufacturers of consumer products, such as scan-based trading, product rebate and other pricing allowances, product returns, trade promotions, sales broker commissions and slotting fees. These estimates are recorded at the end of each reporting period.

In accordance with ASC Topic 606, the Company disaggregates net sales from contracts with customers based on the characteristics of the products sold:

| | Year Ended December 31, | | | |
| | 2022 | | 2021 | |
	$	% of Total	$	% of Total
Coffee creamers	$ 19,800,429	55%	$ 21,767,409	59%
Hydration and beverage enhancing supplements	4,877,067	14%	5,814,629	16%
Harvest snacks and other food items	7,191,316	20%	7,108,361	19%
Coffee, tea, and hot chocolate products	6,648,576	19%	5,228,888	14%
Other	1,805,914	5%	808,352	2%
Gross sales	40,323,302	113%	40,727,639	110%
Shipping income	1,099,358	3%	457,879	1%
Returns and discounts	(5,594,268)	(16)%	(4,374,565)	(11)%
Sales, net	$ 35,828,392	100%	$ 36,810,953	100%

The Company generates revenue through two channels: e-commerce and wholesale:

	Year Ended December 31,				
	2022			2021	
	$	% of Total		$	% of Total
E-commerce	$ 22,313,241	62%	$	22,687,736	62%
Wholesale	13,515,151	38%		14,123,217	38%
Sales, net	$ 35,828,392	100%	$	36,810,953	100%

Receivables from contracts with customers are included in Accounts receivable. Contract assets include deferred costs of goods sold associated with deferred revenue and are included in finished goods inventories. Contract liabilities include deferred revenue, customer deposits, rewards programs, and refund liabilities, and are included in accrued expenses. The balances of receivables from contracts with customers, contract assets, and contract liabilities were as follow:

	January 1, 2021	December 31, 2021	December 31, 2022
Accounts receivable, net	$ 839,659	$ 1,268,718	$ 1,494,469
Contract assets	$ —	$ 8,316	$ 57,249
Contract liabilities	$ (28,968)	$ (40,500)	$ (230,885)

16. Business Combinations

On May 3, 2021, the Company entered into a definitive agreement to purchase all of the outstanding membership interest units in Picky Bars, LLC ("Picky Bars"), innovators in the healthy snack industry focused on nutritionally balanced, real-food products to fuel performance, for a debt-free purchase price of $11,111,830 in cash, subject to customary working capital adjustments, and 53,133 shares of Company common stock, subject to certain vesting conditions. The transaction closed simultaneously with execution of the agreement. Picky Bars results of operations were included in the Company's results beginning May 2021. Acquisition costs of Picky Bars in the amount of $278,140 are included in professional and legal fees the Company's consolidated statements of operations for the year ended December 31, 2021. The fair value of the shares of common stock issued as part of the consideration paid for Picky Bars was determined on the basis of the closing price of the Company's common stock on the acquisition date.

The following table summarizes the consideration paid for Picky Bars and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

Consideration		
Cash	$	11,111,830
Equity instruments		1,834,857
Fair value of total consideration transferred	$	12,946,687
Recognized amounts of identifiable assets acquired and liabilities assumed		
Cash	$	662,243
Accounts receivable		48,517
Prepaid expenses and other current assets		243,166
Inventory		726,006
Property and equipment, net		55,378
Intangible assets		4,930,000
Total assets acquired		6,665,310
Accounts payable		47,323
Accrued expenses		140,850
Contract liabilities		16,450
Total liabilities assumed		204,623
Total identifiable net assets		6,460,687
Goodwill	$	6,486,000

The transaction is aligned with Laird Superfood's strategic goals, specifically the addition of unique and innovative daily-use products across the Company's omnichannel platform, and the acquisition of highly complementary assets such as a recurring direct-to-consumer customer base, and is expected to support continued net sales growth and improve the gross margin profile of the Company. Goodwill arising as a result of the acquisition of Picky Bars is primarily the result of synergies in business strategy, target market, and values, from expected cost savings from consolidating operations, and from the anticipated growth that the Company's supply chain and resources will bring to Picky Bars' operations. Operations continued with Picky Bars' previous management and workforce at the Oregon facilities for the majority of the year and were completely integrated with Laird Superfood's operations as of December 31, 2021. The Company continues to operate as one segment. Our estimates of fair value of intangible assets are based upon assumptions believed to be reasonable, yet are inherently uncertain and, as a result, may differ from actual performance. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the estimated fair values of the assets acquired and liabilities assumed with a corresponding adjustment to goodwill, as appropriate, in the period in which such revised estimates are identified.

The following table summarizes the components of the intangible assets acquired and their estimated useful lives:

	Estimated Useful Life		Fair Value
Trade names	10 years	$	2,530,000
Customer relationships	10 years		1,990,000
Recipes	10 years		330,000
Social media agreements	3 years		80,000
Total intangible assets acquired		$	4,930,000

Picky Bars operations contributed net sales of $3,512,006 and net income $242,379 of to the Company's continuing operations for the year ended December 31, 2021.

The following unaudited pro forma summary presents the results of the Company as if the acquisition of Picky Bars had occurred on January 1 of the year of the acquisition:

	Year Ended December 31, 2021	
Net Sales	$	38,799,507
Net Loss	$	(23,583,464)

17. Quarterly Results of Operations (Unaudited)

The following tables present selected unaudited quarterly financial data for each full quarterly period:

	2022 (unaudited)				
	December 31	September 30	June 30	March 31	Four Quarters
Statement of Operations Data:					
Sales, net	$ 8,969,528	$ 8,844,845	$ 8,674,006	$ 9,340,013	$ 35,828,392
Cost of goods sold	(9,381,825)	(6,773,029)	(7,096,068)	(7,390,203)	(30,641,125)
Gross profit	(412,297)	2,071,816	1,577,938	1,949,810	5,187,267
Operating expenses:					
General and administrative	11,747,126	4,383,868	2,635,525	11,828,644	30,595,163
Research and product development	92,160	115,077	116,467	103,833	427,537
Sales and marketing	3,413,205	3,390,857	3,753,002	3,971,640	14,528,704
Total operating expenses	15,252,491	7,889,802	6,504,994	15,904,117	45,551,404
Operating loss	(15,664,788)	(5,817,986)	(4,927,056)	(13,954,307)	(40,364,137)
Other income	124,096	79,777	22,536	(179,321)	47,088
Loss before income taxes	(15,540,692)	(5,738,209)	(4,904,520)	(14,133,628)	(40,317,049)
Income tax benefit (expense)	(14,495)	—	—	(5,774)	(20,269)
Net loss	$ (15,555,187)	$ (5,738,209)	$ (4,904,520)	$ (14,139,402)	$ (40,337,318)
Net loss per share, basic and diluted	$ (1.69)	$ (0.63)	$ (0.54)	$ (1.55)	
Weighted-average shares of common stock outstanding used in computing net loss per share of common stock, basic and diluted	9,199,597	9,178,533	9,132,632	9,095,441	

	2021 (unaudited)				
	December 31	September 30	June 30	March 31	Four Quarters
Statement of Operations Data:					
Sales, net	$ 9,367,559	$ 10,865,914	$ 9,180,584	$ 7,396,896	$ 36,810,953
Cost of goods sold	(7,153,814)	(7,667,075)	(6,998,695)	(5,559,498)	(27,379,082)
Gross profit	2,213,745	3,198,839	2,181,889	1,837,398	9,431,871
Operating expenses:					
General and administrative	4,398,830	4,254,124	4,162,912	3,643,396	16,459,262
Research and product development	171,984	242,604	374,853	240,686	1,030,127
Sales and marketing	4,661,135	4,014,753	3,921,289	3,297,721	15,894,898
Total operating expenses	9,231,949	8,511,481	8,459,054	7,181,803	33,384,287
Operating loss	(7,018,204)	(5,312,642)	(6,277,165)	(5,344,405)	(23,952,416)
Other income	63,458	10,721	11,624	13,901	99,704
Loss before income taxes	(6,954,746)	(5,301,921)	(6,265,541)	(5,330,504)	(23,852,712)
Income tax benefit (expense)	68,661	(49,777)	(36,718)	—	(17,834)
Net loss	$ (6,886,085)	$ (5,351,698)	$ (6,302,259)	$ (5,330,504)	$ (23,870,546)
Net loss per share, basic and diluted	$ (0.76)	$ (0.59)	$ (0.70)	$ (0.60)	
Weighted-average shares of common stock outstanding used in computing net loss per share of common stock, basic and diluted	9,067,235	9,001,912	8,967,797	8,894,495	

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Material Weakness in Internal Control Over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of financial statements for the three months ended March 31, 2022, our management identified a material weakness in the Company's internal control over financial reporting, relating to a miscalculation of basic and diluted net loss per share caused by a formula error. Our independent registered public accounting firm identified this error, and the error was corrected by management. We believe our failure to identify this error resulted from a material weakness related to ineffective operation of management review controls related to financial reporting due to staffing constraints. The issue was corrected prior to the filing of the quarterly report on the Form 10-Q for the period ended March 31, 2022.

Remediation Measures

With the oversight of senior management and our audit committee, we have taken steps to take additional measures to remediate the underlying causes of the identified material weakness, primarily through the hiring of additional accounting and finance resources; the development and implementation of additional formal, documented policies and procedures; and improved processes and management review control activities. After implementation of these new controls, there were no further findings. This, in combination with the routine nature of the error that gave rise to the material weakness in the first quarter of 2022, indicates that the actions described above were sufficient to remediate the identified material weakness and strengthen our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles in the United States and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurances regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our consolidated financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework* (2013 framework). Based on the assessment by our management, we determined that our internal control over financial reporting was effective as of December 31, 2022.

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm due to an exemption established by the JOBS Act for emerging growth companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Directors of the Company

Our Board of Directors consists of seven directors and is not classified. The directors hold office from election until the next Annual Meeting of Stockholders and until their successors are elected and qualified or until their death, resignation or removal.

Biographical information for each director, including age, term of office, and business experience, including directorships with publicly traded companies during the past five years is listed below. In addition, for each person, we have included information regarding the business or other experience, qualifications, attributes, or skills that factored into the determination by the nominating and corporate governance committee and our Board that each such person should serve as a director.

Geoffrey T. Barker

| *Independent Chairman*
Director Since 2020
Age 61
Other Public Boards:
● Smartsheet, Inc. | **Experience and Expertise**
Mr. Barker has been a member of our Board of Directors, and Chairman, since our IPO in September 2020. Mr. Barker has been a member of the Board of Directors of Smartsheet, Inc. (NYSE: SMAR), since 2012, and its Chair since 2016. Mr. Barker cofounded RPX Corporation, a provider of patent risk management solutions, and from 2008 to July 2016, Mr. Barker served in several positions including as Director, Chief Operating Officer, and Co-CEO. Mr. Barker has co-founded several businesses, including Vigilos, Inc., an enterprise security solutions provider, and the Cobalt Group, an online marketing services company. In addition to Smartsheet, Mr. Barker currently serves on the board of directors of a number of private companies. Mr. Barker holds a B.A. in Economics from Tufts University and an M.B.A. from Columbia University. |
| | **Qualifications:**
● Extensive entrepreneurial experience.
● Extensive operational and leadership experience.
● Public company board and financing experience. |

Patrick Gaston

| *Independent*
Director Since 2021
Age 65
Other Public Boards:
● Bed Bath & Beyond, Inc.
(through 2020) | **Experience and Expertise**
Mr. Gaston has served as a member of our Board of Directors since September 2021. Mr. Gaston is the former Chairman of the board of directors of Bed Bath & Beyond, Inc. (NASDAQ: BBBY), a publicly traded company with annual revenue of approximately $10 billion and stores in the United States, Puerto Rico and Canada. He had previously served as co-chair of the company's Compensation Committee and is formerly a member of the company's Audit Committee. Mr. Gaston is also President and CEO of PG Consulting, a management consulting company founded by Mr. Gaston in 2012 that assists corporations and non-profits in building Corporate Social Responsibility (CSR), ESG strategies, Strategic Planning, Private/Public Partnerships and Philanthropic strategies. He holds a B.A. in management from the University of Massachusetts and an M.B.A. from Northeastern University. |
| | **Qualifications**
● Extensive leadership and Corporate Social Responsibility (CSR) experience.
● Public company board and committee experience. |

Greg Graves

| *Independent*
Director Since 2018
Age 62
Other Public Boards:
● Plug Power Inc. (through 2019) | **Experience and Expertise**
Mr. Graves has served as a member of our Board of Directors since 2018. He has served as Chief Financial Officer of Entegris, Inc. since April 2007, and previously served as Senior Vice President, Strategic Planning & Business Development. Prior to joining Entegris in September 2002, Mr. Graves held positions in investment banking and corporate development, including at Piper Jaffray, RBC (Dain Rauscher) and The Pillsbury Company. From May 2017 to June 2019, Mr. Graves served as a director and Chairman of the audit committee of Plug Power Inc. (NASDAQ: PLUG), an energy solutions provider. Mr. Graves has served on the Board of Directors of the Minneapolis Heart Institute Foundation since May 2016 and has been Chairman of the Audit and Finance Committee since April 2019. Since March 2022, Mr, Graves has served on the Board of Directors of SkyWater Technology (semiconductor specialty foundry) where he is a member of the Audit Committee. Mr. Graves holds a B.A. and Master's in Accounting and Taxation from the University of Alabama and an M.B.A. from the University of Virginia. |
| | **Qualifications**
● Extensive public company management experience.
● Financial reporting and accounting expertise.
● Significant enterprise risk management experience. |

Laird Hamilton

Co-Founder & Chief Innovator **Director Since** 2015 **Age** 59	**Experience and Expertise** Mr. Hamilton co-founded Laird Superfood and has served as a member of our Board of Directors since its founding in 2015. Mr. Hamilton is an American athlete best known for his accomplishments in big wave surfing. Over the past 25 years, Mr. Hamilton has also been hailed as an innovator in several crossover board sports, including tow-in surfing, stand-up paddle boarding and hydrofoil boarding. For the past decade Mr. Hamilton has been focused on bringing his expertise and passion for fitness and nutrition to the masses. He has accomplished this by creating and co-founding several businesses focused on this mission. Most notably, in June 2015, Mr. Hamilton co-founded Laird Superfood, Inc. to focus on introducing his nutritional ideas to the broader public. Mr. Hamilton also co-created XPT Extreme Performance Training, a performance lifestyle brand, the following year to focus on his philosophies in exercise and lifestyle.
	Qualifications ● Role as co-founder of the Company and his involvement in the development of the Company's products and direction. ● Extensive personal experience with athletic endeavors, nutrition, and innovation.

Grant LaMontagne

Independent **Director Since** 2021 **Age** 66	**Experience and Expertise** Mr. LaMontagne has served as a member of our Board of Directors since December 2021. Mr. LaMontagne has over 40 years of experience in the consumer packaged goods ("CPG") industry, leading large consumer package goods customer organizations as SVP, Chief Customer Officer at Clorox Co. (NYSE: CLX) through 2013 and President, Consumer Sales/Customer Development, Kimberly-Clark North America through November 2017. He has a proven track record of building branded businesses and developing the people, capabilities and organizational structures necessary to achieve robust business results. Since January 2018, Mr. LaMontagne has served as a Senior Advisor for McKinsey & Company, focused specifically on creating single multifunctional strategic/demand plans driven by consumer segmentation, category growth ideas, and integrated commercial plans. He currently serves as the non-executive Board Chair for Acosta Sales & Marketing, one of the industry's leading brand building agencies. Mr. LaMontagne holds a B.A. in Finance from the University of Massachusetts Amherst.
	Qualifications ● Extensive consumer packaged goods (CPG) experience. ● Extensive sales and marketing experience. ● Extensive operational and leadership experience.

Maile Naylor, nee Clark

Independent **Director Since** 2020 **Age** 49 **Other Public Boards:** ● BJ's Wholesale Club	**Experience and Expertise** Maile Naylor, nee Clark has served on our Board of Directors since our IPO in September 2020. Ms. Naylor, nee Clark has been a member of the Board of Directors of BJ's Wholesale Club (NYSE: BJ) since 2019. Ms. Naylor, nee Clark spent twenty-five years working in the investment management industry analyzing and evaluating global consumer discretionary companies. She previously worked as an Investment Officer at MFS Investment Management, a global asset management company, from September 2005 until her retirement from the investment management industry in April 2018. Prior to that, Ms. Naylor, nee Clark also held positions at Scudder Kemper Investments and Wellington Management, each investment management firms. Ms. Naylor, nee Clark is currently a member of the Boston Ballet Board of Overseers. She holds a bachelor's degree in Finance from Boston University and is a CFA charter holder.
	Qualifications ● Extensive investment management experience and investment analyst experience. ● Financial reporting and accounting expertise.

Jason Vieth

President & Chief Executive Officer **Director Since** 2022 **Age** 50	**Experience and Expertise** Jason Vieth joined the Company as its President and Chief Executive Officer and as a director on January 31, 2022. Mr. Vieth's extensive experience in the food and beverage industry includes his most recent position as Executive Vice President of Sovos Brands from January 2021, where he managed the Breakfast and Snacks Group. Mr. Vieth's prior experience includes nearly a decade spent at WhiteWave Foods from January 2008 to April 2017, most recently as Senior Vice President and General Manager of the yogurt business that included Horizon Organic, Wallaby Organic, Silk and So Delicious. In addition, he has led other food and beverage businesses such as Poppi a producer of prebiotic soda, from April 2019 to January 2020, and Lifetime Fitness' Life Café from April 2017 to April 2020. In addition, Mr. Vieth has nearly a decade of management consulting experience between The Boston Consulting Group and Accenture. Mr. Vieth holds a B.S. in Finance from Miami University and an M.B.A. from the Kellogg School of Management at Northwestern University.
	Qualifications • Extensive operating and management experience in the food and beverage industry.

Director Qualifications

The nominating and corporate governance committee of the Board is tasked with annually considering the size, composition, and needs of the Board and, as appropriate, recommending the nominees for directors to the Board for approval. The nominating and corporate governance committee considers and evaluates suggestions from many sources regarding possible candidates for directors. Below are the general criteria for the evaluation of current and proposed directors:

- high standards of integrity, commitment and independence of thought, and judgment;

- diversity of talent, skill, and expertise sufficient to provide sound and prudent guidance with respect to all of our operations and interests, which may include experience at senior levels of business, or health-related endeavors;

- confidence and a willingness to express ideas and engage in constructive discussion with other Board members, management, and all relevant persons;

- ability to devote sufficient time, energy, and attention to corporate affairs;

- active participation in the decision-making process, willingness to make difficult decisions in our best interest and the interests of our stockholders and demonstrate diligence and faithfulness in attending Board and Committee meetings; and

- freedom from any conflict of interest that would impair the director's ability to fulfill the responsibilities of a member of the Board.

We have no formal policy regarding board diversity, however a diverse board is an objective of the Company. The Board evaluates each individual in the context of the Board of Directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas. There are no family relationships between our executive officers and directors.

Stockholder Nominations

The nominating and corporate governance committee will review and evaluate candidates submitted by stockholders for election to the Board, taking into consideration whether nominations are in accordance with the procedures to nominate directors set forth in our bylaws.

Executive Officers of the Company

The following table sets forth the name, age and position of each of our executive officers as of the date of this report:

Name	Position	Age
Jason Vieth	Chief Executive Officer and Director	50
Laird Hamilton	Co-Founder, Chief Innovator and Director	59
Anya Hamill	Chief Financial Officer	48
Andy Judd	Chief Commercial Officer	43
Steve Richie	General Counsel	55

Jason Vieth — For biographical information, see "Directors of the Company."

Laird Hamilton — For biographical information, see "Directors of the Company."

Anya Hamill — On May 17, 2022, the Company's Board of Directors appointed Anya Kochetova Hamill as the Company's interim Chief Financial Officer, effective July 1, 2022.

Ms. Hamill possesses more than 20 years of strategic finance experience in both public consumer packaged goods and private equity backed emerging companies in the natural foods and beverages space. Ms. Hamill joined the Company as Vice President, Financial Planning and Analysis in April 2022 from Little Secrets Chocolate, where she served as chief financial officer from September 2018. Previously, Ms. Hamill served as the senior director of finance, premium yogurt at Danone North America from May 2017 through March 2018, and as senior director of finance, plant-based beverage and food and various other finance positions at WhiteWave Foods from March 2003 through May 2017. Ms. Hamill holds an MBA with a finance concentration from Leeds School of Business at the University of Colorado and a Bachelor of Arts from Saint-Petersburg State University of Engineering and Economics.

Andy Judd was appointed as Chief Commercial Officer on April 1, 2022, responsible for the commercial strategy and the development of the Company. Mr. Judd oversees marketing, sales, product development, and customer experience to drive business growth and expand market share. Mr. Judd is an experienced marketing leader focused on building exceptional teams and go-to-market models that build brands and businesses. He has led teams across brand marketing, insights, and creative services from large strategic CPG enterprises to emerging high-growth brands. Most recently, he was CMO of Yasso. Before that he served as CMO of ONE Brands and VP Marketing for the Boulder Brands business unit of Pinnacle Foods. Previous roles included leading the management of the So Delicious brand at WhiteWave, Category Director for ice cream, iced coffee, blended beverages and value-added milk portfolio at Saputo Dairy Foods, and various roles at Campbell Soup Company.

Steve Richie has served as General Counsel and Corporate Secretary since June 30, 2022. He previously worked for Concentrix Corporation (Nasdaq: CNXC) as Executive Vice President, Legal from February 2020 through October, 2021, after serving as Executive Vice President, Legal and People Solutions from October 2018 to February 2020. He previously served as Senior Vice President, Legal, Human Resources and Corporate Development of Concentrix from February 2016 to October 2018 and Senior Vice President, Legal of Concentrix from August 2015 to February 2016. Prior to that, he was Vice President, General Counsel and Corporate Secretary of Annie's Inc. from 2014 to July 2015, and Vice President and Senior Counsel of SYNNEX from 2008 to 2014.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees, including those officers responsible for financial reporting. A current copy of the code of business conduct and ethics is available under the Governance section of our website. We intend to disclose future amendments to the code or any waivers of its requirements on our website.

Identification of Audit Committee and Financial Expert

The Board has established an audit committee composed solely of independent directors. The members of the audit committee are identified below.

Members: Gregory B. Graves (Chair)

Grant LaMontagne

Maile Naylor, nee Clark

Geoffrey T. Barker

The Board has determined that each of the members of our audit committee satisfies the financial literacy and sophistication requirements of the SEC and the NYSE American listing rules. In addition, the Board has determined that each of Mr. Graves and Ms. Naylor, nee Clark qualifies as an audit committee financial expert under SEC and NYSE American rules. Under SEC rules, members of our audit committee must also meet heightened independence standards. The Board has determined that each of the members of our audit committee is independent under the applicable SEC and NYSE American listing rules.

ITEM 11. EXECUTIVE COMPENSATION.

This section discusses the material components of the executive compensation program for our named executive officers ("NEOs") who are named in the "Summary Compensation Table" below. As an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Introduction

The information that follows provides an overview of the compensation provided to our NEOs who are listed in the table below, for the period of January 1, 2022 through December 31, 2022 (referred to herein as "fiscal 2022" or "2022").

Name	Title
Jason Vieth	Chief Executive Officer
Anya Hamill	Chief Financial Officer
Andy Judd	Chief Commercial Officer

Overall Philosophy and Objectives of Our Executive Compensation Programs

The overall philosophy of our compensation programs for the NEOs and other senior executives is to encourage and reward the creation of sustainable, long-term shareholder value. We identified the following objectives to help realize this goal:

Alignment with Shareholders

- Reward performance in a given year and achievements over a sustained period that are aligned with our shareholders' interests.

Remain Competitive

- Attract, retain, and motivate the exceptional talent required to ensure our continued success.

Motivate Performance

- Ensure that the compensation program reinforces execution of overall strategy and achievement of our business objectives.

Reward Superior Performance

- Reinforce our pay-for-performance, entrepreneurial culture.

Elements of Compensation

The compensation program for our NEOs consists of the following elements of compensation, each described in greater depth below:

- base salaries;
- performance-based bonuses; and
- equity-based incentive compensation.

Base Salary

Base salaries are an annual fixed level of cash compensation that reflect each NEO's role and responsibilities, and market considerations in the Pacific Northwest region.

The base salaries for our NEOs for 2022 are listed in the below table:

Name	Title	2022 Salary
Jason Vieth	Chief Executive Officer	$ 400,000
Anya Hamill	Chief Financial Officer	275,000
Andy Judd	Chief Commercial Officer	350,000

Equity-Based Incentive Compensation

We pay equity-based compensation to our NEOs to link the long-term results achieved for our shareholders and the rewards provided to NEOs, thereby ensuring that such NEOs have a continuing stake in our long-term success.

For fiscal 2022, annual equity awards were delivered on February 1, 2022 in a combination of stock options, restricted stock units ("RSUs"), and market based restricted stock units ("MSUs"). The stock options and RSUs provided to our NEOs vest ratably over four years. The MSUs are earned if the trailing 30-trading-day volume weighted average price ("VWAP") is $100 or higher at any point within three years of the grant date. Fifty percent of earned awards vest upon earnout, with the remaining fifty percent vesting in equal parts upon the later of earnout and each of the second and third anniversaries of the grant date.

Determining Executive Compensation

The Compensation Committee, guided by the principal objectives described in this section, approves the structure of the executive compensation program and administers the programs for our executive officers. The following describes the roles of key participants in the process.

Role of our Compensation Committee

The Compensation Committee has the responsibility to make and approve changes in the total compensation of our executive officers, including the mix of compensation elements and compensation values.

Role of our Compensation Consultant

The Company engages FW Cook to provide independent external advice regarding executive compensation and to provide a competitive market pay analysis for our NEOs. Neither FW Cook nor any of its affiliates maintain other direct or indirect business relationships with the Company or any of its affiliates other than the services provided to the Compensation Committee.

Peer Group

The Compensation Committee approved a peer group consisting of 17 companies that was used for benchmarking fiscal 2021 compensation. Given the Company's size, product offerings, and unique market position, there are no direct competitors in the compensation peer group. Criteria used to identify the peer group companies include:

- Size – companies with revenue that generally range from 0.2x to 5x our total annual revenue.

- Business Focus – companies that are publicly traded and primarily in the foods, beverage, and tobacco industry.

The 17-company peer group consists of the companies listed below:

22nd Century	Alico	Bridgford Foods	Celsius
Coffee Holding	Craft Brew Alliance	Crimson Wine	Lifeway Foods
Limoneira	MamaMancini's	MGP Ingredients	NewAge
RiceBran Tech	Rocky Mtn Choc. Factory	S&W Seed	South Dakota Soybean
Willamette Val. Vineyards			

Other Programs and Policies

Anti-hedging and Anti-pledging Policy

Under our Insider Trading Policy, our directors, executive officers, and other employees are prohibited from engaging in short-term trading or short sales and are prohibited from participating in tractions in put options, call options or other derivative securities. The Company strongly discourages hedging transactions. Any person wishing to enter into such an arrangement must first submit the proposed transaction for approval by the designated compliance officer, who will have sole discretion to decide whether to approve the proposed transaction. In addition, our directors, executive officers, and other employees are prohibited from holding our securities in a margin account and from pledging our securities as collateral for a loan, except as may be pre-approved by the Audit Committee.

Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for the year ended December 31, 2022. None of the NEOs served as an executive officer of the Company during the year ended December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($) (3)	Option Awards ($) (1)	Stock Awards ($) (2)	Total ($)
Jason Vieth, CEO	2022	368,182	287,833	676,115	996,250	2,328,380
Anya Hamill, CFO	2022	155,152	107,688	78,105	101,499	442,443
Andy Judd, CCO	2022	261,174	206,253	197,260	374,000	1,038,687

(1) The amounts show in this column represent the aggregate grant-date fair value of stock options granted under our 2020 Omnibus Incentive Plan ("2020 Plan") to our named executive officers, as computed in accordance with FASB ASC Topic 718. The valuation assumptions used in calculating the fair value of the stock options are set forth in Note 11 to our audited consolidated financial statements appearing elsewhere in this report.

(2) This column reflects the aggregate grant date fair value of restricted stock units granted under our 2020 Plan to our named executive officers, as computed in accordance with FASB ASC Topic 718. The valuation assumptions used in calculating the fair value of the restricted stock units are set forth in Note 11 to our audited consolidated financial statements appearing elsewhere in this report.

(3) This column includes 2022 performance bonuses which were included in accrued expenses in our consolidated balance sheets appearing elsewhere in this report as of December 31, 2022, which were remitted in the first quarter of 2023.

Employment Arrangements

We have entered into employment agreements with each of our NEOs. The employment agreements do not provide for a fixed employment term and set forth the executive's annual salary, target bonus, if any, eligibility for employee benefits, the terms of equity grants, customary proprietary information assignment provisions, and non-competition and non-solicitation restrictions. The key terms of employment with our named executive officers are further described below.

Jason Vieth

In connection with Mr. Vieth's appointment as President and Chief Executive Officer, the Company entered into an employment agreement (the "Employment Agreement") with Mr. Vieth that provides for the following benefits, among other provisions:

- an annual base salary of $400,000;

- an annual bonus opportunity of up to 100% of base salary based on the achievement of performance goals, with a target payout of 50% of base salary, which amount is guaranteed for 2022;

- a $114,000 signing bonus subject to repayment if Mr. Vieth voluntarily resigns without good reason (as defined in the Employment Agreement) or the Company terminates Mr. Vieth's employment for cause (as defined in the Employment Agreement) prior to the first anniversary of the Employment Agreement;

- restricted stock units relating to 125,000 shares of common stock, vesting over four years;

- stock options to purchase 50,000 shares of common stock with an exercise price of $25.00 per share, and stock options to purchase 150,000 shares of common stock with an exercise price equal to the grant date fair value of the Company's common stock, in each case vesting 25% on the first anniversary of the effective date of the Employment Agreement and ratably thereafter over the following 12 quarters (such stock options together with the restricted stock units in the preceding bullet, the "Inducement Grants"); and

- a payment equal to 12 months base salary and COBRA coverage for up to 12 months if Mr. Vieth resigns for good reason or the Company terminates Mr. Vieth's employment without cause, or, if such resignation or termination occurs within two years following a change in control (as defined in the Employment Agreement), a
payment equal to 24 months base salary, COBRA coverage for up to 18 months, the vesting of all of Mr. Vieth's equity awards, and a cash payment equal to $1,000,000 less the fair market value of the Inducement Grants at the time of the change in control.

Mr. Vieth will also be eligible to participate in the Company's equity incentive plans and long-term incentive plans and other benefits available to the Company's executive officers. In addition, the Company entered into an indemnification agreement with Mr. Vieth on terms substantially similar to the terms of the form of indemnification agreement filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1/A filed on September 10, 2020.

Anya Hamill

The Company entered into an employment agreement with Anya Hamill, who served as interim Chief Financial Officer since May 2022 and now serves as permanent Chief Financial Officer. The Employment Agreement provides for the following benefits, among other provisions:

- an annual base salary of $275,000;

- an annual bonus opportunity of up to 100% of base salary based on the achievement of performance goals, with a target payout of 50% of base salary;

- restricted stock units relating to 50,000 shares of common stock, vesting over four years;

- stock options to purchase 50,000 shares of common stock with an exercise price equal to the grant date fair value of the Company's common stock, vesting over four years; and

- a payment equal to 12 months base salary and COBRA coverage for up to 12 months if Ms. Hamill resigns for good reason or the Company terminates Ms. Hamill's employment without cause, and, if such resignation or termination occurs within two years following a change in control (as defined in the Employment Agreement), the vesting of all of Ms. Hamill's equity awards.

Ms. Hamill will also be eligible to participate in the Company's equity incentive plans and long-term incentive plans and other benefits available to the Company's executive officers.

Andy Judd

The Company entered into an employment agreement with Andy Judd, the Chief Commercial Officer. The Employment Agreement provides for the following benefits, among other provisions:

- an annual base salary of $350,000;

- an annual bonus opportunity of up to 100% of base salary based on the achievement of performance goals, with a target payout of 50% of base salary;

- a signing bonus of $100,000;

- restricted stock units relating to 100,000 shares of common stock, vesting over four years;

- stock options to purchase 100,000 shares of common stock with an exercise price equal to the grant date fair value of the Company's common stock, vesting over four years; and

- a payment equal to 12 months base salary and COBRA coverage for up to 12 months if Mr. Judd resigns for good reason or the Company terminates his employment without cause, and, if such resignation or termination occurs within two years following a change in control (as defined in the Employment Agreement), the vesting of all of Mr. Judd's equity awards. In the case of a change in ownership, the severance payment will be equal to 24 months of base salary and COBRA coverage.

Mr. Judd will also be eligible to participate in the Company's equity incentive plans and long-term incentive plans and other benefits available to the Company's executive officers.

Retirement Plans

We have not maintained, and do not currently intend to maintain, a defined benefit pension plan or nonqualified deferred compensation plan.

Outstanding Equity Awards and Year-End

The following table provides information regarding equity awards held by our NEOs that were outstanding as of December 31, 2022:

	Option Awards				Stock Awards			
Name	**Number of securities underlying unexercised options**		**Option exercise price ($)**	**Option expiration date**	**Number of shares or units of stock that have not vested (#)**	**Market value of shares or units of stock that have not vested ($) (1)**	**Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)**	**Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) (1)**
	exercisable	**unexercisable**						
Jason Vieth	—	75,000 (2)	7.64	1/31/2032	—	—	—	—
	—	50,000 (2)	25.00	1/31/2032	—	—	—	—
	—	75,000 (3)	7.21	2/3/2032	—	—	—	—
	—	—	—		125,000 (2)	105,000	—	—
Anya Hamill	—	5,882 (4)	3.17	5/5/2032	—	—	—	—
	—	14,706 (5)	3.17	5/5/2032	—	—	—	—
	—	50,000 (6)	1.53	11/4/2032	—	—	—	—
	—	—	—		7,886 (5)	6,624	—	—
	—	—	—		50,000 (6)	42,000	—	—
Andy Judd	—	100,000 (7)	3.74	4/4/2032	—	—	—	—
	—	—	—		100,000 (7)	84,000	—	—

(1) The market value of unvested awards is calculated by multiplying the number of unvested shares held by the applicable named executive officer by the closing sales price of our common stock on December 31, 2022, the last trading day of the year, which was $0.84.
(2) These awards vest in four equal annual tranches ending January 31, 2026.
(3) These awards vest in four equal annual tranches ending February 3, 2026.
(4) These awards vest on May 5, 2023.
(5) These awards vest in four equal annual tranches ending May 5, 2026.
(6) These awards vest in four equal annual tranches ending November 4, 2026.
(7) These awards vest in four equal annual tranches ending April 4, 2026.

Non-Employee Director Compensation Program

At the time of our IPO, we adopted a non-employee director compensation plan covering non-employee directors. Under the plan, each non-employee director covered by the plan will receive an annual cash retainer and an annual grant of stock options and/or RSUs for board service, and if such non-employee director serves as a committee chair or a lead independent director, an additional annual cash retainer for such committee chair or lead independent director service. The Board has currently fixed the cash retainer for board service for non-employee directors at $45,000 per year, and the additional cash retainer for service as chairman of the Board or as lead independent director at $25,000 per year. The cash retainer for service as a member on a committee is fixed at $4,000 per year for each of the Nominating and Corporate Governance Committee and Compensation Committee and $7,000 per year for the Audit Committee, with an extra $4,000 per year for the chairs of the Nominating and Corporate Governance Committee and Compensation Committee and $7,000 per year for the chair of the Audit Committee. Cash retainers are paid quarterly in arrears, and directors joining mid-year have their cash retainers prorated for actual service. Each non-employee director will receive an annual retainer equity award issued under the 2020 Omnibus Incentive Plan with the value of $55,000 on the grant date, which vests after one year. Each non-employee director may choose to have their equity awarded as stock options, RSUs, or a 50/50 split. Non-employee directors joining mid-year will be provided a prorated annual award for the number of full months of expected service until the next annual shareholder meeting. Such grant will have the other terms provided for in the 2020 Omnibus Incentive Plan and the award agreement providing for such grant. Directors who are also employees, such as Messrs. Vieth and Hamilton, did not and will not receive any compensation for their services as directors.

No per meeting fees are paid, except that we reimburse non-employee directors for reasonable expenses incurred in connection with attending board and committee meetings.

All stock awards granted pursuant to the Non-Employee Director Compensation Program are subject to the terms and provisions of the Laird Superfood, Inc. 2020 Omnibus Incentive Plan.

Director Compensation Table

The table below sets forth information on the compensation of all our non-employee directors for the year ended December 31, 2022. Laird Hamilton, our Chief Innovator, was also a member of the Board in fiscal 2022 but did not receive any additional compensation for service as a director.

Name	Fees earned or paid in cash $	Stock awards (1) $	Total $
Geoffrey T. Barker	77,000	44,380	121,380
Greg Graves	68,000	44,380	112,380
Maile Naylor, nee Clark	65,000	44,380	109,380
Patrick Gaston	55,000	44,380	99,380
Grant LaMontagne	56,000	44,380	100,380

(1) The amounts in this column represent the grant date fair value of the awards as calculated under FASB ASC Topic 718. The assumptions made in valuing awards reported in these columns are discussed in Note 11 to our audited consolidated financial statements appearing elsewhere in this report.

Outstanding Equity Awards for Directors at Fiscal Year-End

The following table provides information regarding equity awards held by our non-employee directors that were outstanding as of December 31, 2022:

Name	Options Outstanding #	RSUs Outstanding #
Geoffrey T. Barker	—	14,000
Greg Graves	4,647	14,000
Maile Naylor, nee Clark	4,000	14,000
Patrick Gaston	—	14,000
Grant LaMontagne	—	14,000

Role of the Board in Risk Oversight

The Board administers its role in the oversight of risk directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas. In particular, the Board monitors and assesses strategic risk exposure and our audit committee oversees our major financial risk exposures and the steps our management has taken to monitor and control these exposures. Our audit committee also monitors compliance with legal and regulatory requirements, including our food safety program, and considers and approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices and of the Board. Our compensation committee assesses and monitors whether any of our compensation policies and programs have the potential to encourage excessive risk-taking. While each committee evaluates certain risks and oversees the management of such risks, our entire Board of Directors is regularly informed about the risks overseen by the committees through committee reports.

Risk assessment and oversight are an integral part of our governance and management processes. The Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the Board of Directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies and presents the steps taken by management to mitigate or eliminate such risks.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Ownership of Company Common Stock

The following table sets forth information concerning the "beneficial ownership" of our common stock as of December 31, 2022 by (i) those persons who we know to beneficially own more than 5% of our outstanding common stock; (ii) our directors as of December 31, 2022; (iii) the NEOs listed in the Summary Compensation Table; and (iv) all of our directors and executive officers as a group as of December 31, 2022. Under SEC rules, "beneficial ownership" for purposes of this table takes into account shares as to which the individual has or shares voting and/or investment power as well as shares that may be acquired within 60 days (such as by exercising vested stock options) and is different from beneficial ownership for purposes of Section 16 of the Exchange Act, which may result in a number that is different than the beneficial ownership number reported in forms filed pursuant to Section 16. The percentage of shares beneficially owned is computed on the basis of 9,210,414 shares of our common stock outstanding on December 31, 2022. An asterisk in the percent of class column indicates beneficial ownership of less than 1%. The beneficial owners listed have sole voting and investment power with respect to shares beneficially owned, except as to the interests of spouses or as otherwise indicated. Except as set forth below, the address for each beneficial owner listed is c/o Laird Superfood, Inc, 5303 Spine Road, Suite 204, Boulder, Colorado 80301.

Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percent of Class
Directors and Officers				
Geoffrey Barker	75,057	14,000	89,057	*
Patrick Gaston	1,718	14,000	15,718	*
Greg Graves	13,254	18,647	31,901	*
Anya Hamill	—	11,529	11,529	*
Laird Hamilton	774,984	129,979	904,963	9.8%
Andy Judd	—	50,000	50,000	*
Grant LaMontagne	1,747	14,000	15,747	*
Maile Naylor, nee Clark	24,957	18,000	42,957	*
Jason Vieth	—	78,124	78,124	*
All current directors and executive officers as a group (10 persons)	891,717	348,279	1,239,996	13.5%
Other 5% Shareholders				
Danone Manifesto Ventures, PBC (1)	857,194	—	857,194	9.3%

*Indicates beneficial ownership of less than 1% of the total outstanding stock.

(1) Based solely on information contained in a Schedule 13G filed on October 2, 2020. Danone Manifesto Ventures, PBC is a wholly owned subsidiary of Danone North America Public Benefit Corporation, which is a wholly owned subsidiary of Compagnie Gervais Danone S.A., which is a wholly owned subsidiary of Danone S.A. Decisions regarding the voting or disposition of shares held by Danone Manifesto Ventures, PBC are made by the management of Danone Manifesto Ventures, PBC, provided that Danone S.A. may be deemed to share voting and dispositive power with respect to the shares held by Danone Manifesto Ventures, PBC. The address of Danone Manifesto Ventures, PBC and Danone North America Public Benefit Corporation is c/o Danone Manifesto Ventures, PBC, 12 West 21st St., 12th Floor, New York, New York 10010, and the address of Danone S.A. and Compagnie Gervais Danone S.A. is c/o Danone S.A., 17 boulevard Haussmann, 75009 Paris, France.

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 with respect to shares of our common stock that may be issued under our existing equity compensation plans.

	Number of Shares to be issued upon exercise of outstanding options, and rights (#)	Weighted average exercise price of outstanding options and rights ($) (1)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (2)
Equity Compensation plans approved by security holders	921,657	6.86	788,960
Equity compensation plans not approved by security holders	—	—	—
Total	921,657	6.86	788,960

(1) Reflects the weighted-average exercise prices of outstanding options. There is no exercise price for outstanding RSUs and MSUs.

(2) Consists of 788,960 shares of common stock reserved for issuance under our 2020 Omnibus Incentive Plan. The number of shares reserved for issuance under our 2020 Omnibus Incentive Plan automatically increases on the first day of each fiscal year beginning with the 2021 fiscal year by a number equal to four percent of the shares of common stock outstanding on the final day of the prior calendar year or such smaller number of shares as determined by the Company.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Policies and Procedures for Related Person Transactions

We adopted a written related person transaction policy, effective upon the closing of our IPO, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), any transaction, arrangement or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest. Types of transactions covered by this policy include, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated third-party and the extent of the related person's interest in the transaction.

Related Person Transactions

There have been no transactions since January 1, 2021 to which we have been or are to be a participant, in which the amount exceeds $120,000, and in which any of our directors, executive officers, or beneficial owners of more than 5% of any class of our voting securities, or any immediate family member of or person sharing a household with any of the foregoing persons, had or will have a direct or indirect material interest, other than employment relationships with our executive officers and compensation to our directors.

Director Independence

The Board has determined that none of our directors other than Mr. Vieth, who is our President and Chief Executive Officer, and Mr. Hamilton, who is our Chief Innovator, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that Messrs. Barker, Gaston, Graves, and LaMontagne and Ms. Naylor, nee Clark are "independent" as that term is defined under NYSE American rules. In making these determinations, the Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Relationship with Independent Registered Public Accounting Firm

The following table shows the fees that Moss Adams LLP ("Moss") billed us for professional services rendered:

Fee Category	2022	2021
Audit Fees	269,175	319,302
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	53,600
Total Fees	269,175	372,902

Audit Fees

"Audit Fees" includes fees for professional services provided by Moss in connection with the audit of our annual consolidated financial statements, review of quarterly consolidated financial statements included in our quarterly reports on Form 10-Q and Form 10-K, as well as services that are normally provided by Moss in connection with SEC filings, including comfort letters and consents issued in connection with securities offerings, consultations on matters addressed during the audit or interim reviews, and other services normally provided in connection with regulatory filings.

Audit-Related Fees

"Audit-Related Fees" includes fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not included above under "Audit Fees."

Tax Fees

"Tax Fees" includes fees for professional services provided by Moss for tax compliance, tax advice, and tax planning. We did not incur any Tax Fees for 2022 or 2021.

All Other Fees

"All Other Fees" includes fees for services provided by Moss that are not included in the other fee categories reported above. There were other fees totaling $53,600 for services provided by Moss in 2021, consisting of services relating to due diligence in connection with an acquisition.

Audit Committee Pre-Approval Policies and Procedures

Moss provides the audit committee with information outlining the plan and scope of Moss's proposed audit services to be performed during the year, which the audit committee reviews with Moss and management. The audit committee pre-approves all services provided by Moss, including audit services and non-audit services, to assure that they do not impair Moss's independence. Audit committee pre-approval requirements are subject to an exception for certain de minimis non-audit services approved by the audit committee prior to the completion of an audit. None of the Moss services in 2022 and 2021 were approved by the audit committee pursuant to the de minimis exception. To ensure prompt handling of unexpected matters, the audit committee has specifically delegated to the Chair of the audit committee authority to pre-approve permissible non-audit services, subject to maximum dollar amounts. If the Chair exercises this delegation of authority, he reports the action taken to the audit committee at its next regular meeting.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a)(1) Consolidated Financial Statements

See Index to Financial Consolidated Statements in Item 8 of this report.

(a)(2) Financial Statement Schedules

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable or because the information required is already included in the consolidated financial statements or the notes those consolidated financial statements.

(a)(3) EXHIBITS.

The documents set forth below are filed herewith or incorporated herein by reference to the location indicated.

Exhibit Number	Description	Incorporated by Reference				Filed / Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Laird Superfood, Inc.	8-K	001-39537	3.1	9/25/2020	
3.2	Amended and Restated Bylaws of Laird Superfood, Inc.	8-K	001-39537	3.2	9/25/2020	
4.1	Form of Stock Certificate for Common Stock.	S-1/A	333-248513	4.1	9/10/2020	
4.2	Stockholder Agreement, dated April 13, 2020, between the Company and Danone Manifesto Ventures, PBC.	S-1	333-248513	4.3	8/31/2020	
4.3	Description of Capital Stock	10-K	001-39537	4.3	3/16/2021	
10.1#	Laird Superfood, Inc. 2020 Omnibus Incentive Plan.	S-8	333-248985	99.3	9/23/2020	
10.2#	Form of Incentive Stock Option Agreement under the 2020 Omnibus Incentive Plan.	S-1/A	333-248513	10.2	9/10/2020	
10.3#	Form of Non-Qualified Stock Option Agreement under 2020 Omnibus Incentive Plan.	S-1/A	333-248513	10.3	9/10/2020	
10.4#	Form of Restricted Stock Award Agreement under the 2020 Omnibus Incentive Plan.	S-1/A	333-248513	10.4	9/10/2020	
10.5#	Form of Restricted Stock Unit Agreement under the 2020 Omnibus Incentive Plan.	S-1/A	333-248513	10.5	9/10/2020	
10.6#	Form of Indemnification Agreement for Directors and Officers.	S-1/A	333-248513	10.6	9/10/2020	
10.7#	Laird Superfood 2020 Employee Stock Purchase Plan	S-8	333-248985	99.4	9/23/2020	
10.8#	Form of Laird Superfood, Inc. Executive Bonus Plan	8-K	001-39537	10.1	3/10/2021	
10.9#	Employment Agreement between the Company and Jason Vieth, effective January 31, 2022.	8-K	001-39537	10.1	1/31/2022	
10.10#	Interim Chief Financial Officer bonus arrangement between the Company and Anya Hamill, dated May 20, 2022.	10-Q	001-39537	10.3	8/11/2022	
10.11#	Employment Agreement, dated November 4, 2022, by and between the Company and Anya K. Hamill.	10-Q	001-39537	10.4	11/10/2022	
10.12#	Executive Employment Agreement, dated March 12, 2022, by and between the Company and Andy Judd.	10-K				X

10.13#	Amended Form of Incentive Stock Option Agreement under the 2020 Omnibus Incentive Plan.	10-K				X
10.14#	Amended Form of Non-Qualified Stock Option Agreement under the 2020 Omnibus Incentive Plan.	10-K				X
10.15#	Amended Form of Restricted Stock Award Agreement under the 2020 Omnibus Incentive Plan.	10-K				X
10.16#	Amended Form of Restricted Stock Unit Agreement under the 2020 Omnibus Incentive Plan.	10-K				X
10.17	License and Preservation Agreement, dated May 26, 2020, by and among the Company, Laird Hamilton, and Gabrielle Reece.	S-1	333-248513	10.12	8/31/2020	
10.18	First Amendment to Credit Agreement, dated September 1, 2022, by and between the Company and Wells Fargo Bank, National Association.	8-K	001-39537	10.1	9/1/2022	
10.19	Form of Revolving Line of Credit Agreement, dated September 2, 2021, between the Company and Wells Fargo National Association.	10-Q	001-39537	10.1	11/10/2021	
21.1	Subsidiaries of the Registrant					X
23.1	Consent of Independent Registered Public Accounting Firm.					X
24.1	Power of Attorney (included in signature page)					X
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a).					X
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a).					X
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.					X
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.					X
101.INS	inline XBRL Instance Document					X
101.SCH	inline XBRL Taxonomy Extension Schema Document					X
101.CAL	inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	inline XBRL Taxonomy Extension Label Linkbase inline Document					X
101.PRE	inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	The cover page from Laird Superfood, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, formatted in Inline XBRL (included as Exhibit 101)					X

* The certifications attached as Exhibit 32.1 and 32.2 are not deemed filed with the SEC and are not incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such.
\# Indicates management contract or compensatory plan or arrangement.

ITEM 16.   Form 10-K Summary.

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Laird Superfood, Inc.
	(Registrant)
Date: March 16, 2023	/s/ Jason Vieth
	Jason Vieth
	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jason Vieth, and Anya Hamill, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 16, 2023	/s/ Jason Vieth
	Jason Vieth
	Chief Executive Officer and Director
	(Principal Executive Officer)
Date: March 16, 2023	/s/ Anya Hamill
	Anya Hamill
	Chief Financial Officer
	(Principal Financial and Accounting Officer)
Date: March 16, 2023	/s/ Geoffrey Barker
	Geoffrey Barker
	Director
Date: March 16, 2023	/s/ Maile Naylor, nee Clark
	Maile Naylor, nee Clark
	Director
Date: March 16, 2023	/s/ Patrick Gaston
	Patrick Gaston
	Director
Date: March 16, 2023	/s/ Greg Graves
	Greg Graves
	Director
Date: March 16, 2023	/s/ Laird Hamilton
	Laird Hamilton
	Director
Date: March 16, 2023	/s/ Grant LaMontagne
	Grant LaMontagne
	Director

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Geoffrey T. Barker
Chairman of the Board

Patrick Gaston
President and CEO, PG Consulting

Greg Graves
CFO, Entegris, Inc.

Laird Hamilton
Chief Innovator and Director

Grant LaMontagne
Director

Maile Naylor
Director

Jason Vieth
President and Chief Executive Officer

EXECUTIVE OFFICERS

Jason Vieth
President and Chief Executive Officer

Laird Hamilton
Chief Innovator

Anya Hamill
Chief Financial Officer

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

Laird Superfood, Inc.
5303 Spine Road, Suite 204
Boulder, Colorado 80301

INVESTOR RELATIONS

Copies of Laird Superfood Inc.'s 2022 Annual Report on Form 10-K are available at no charge. Please direct requests and other investor relation questions to:

Laird Superfood, Inc.
Attn: CFO
5303 Spine Road, Suite 204
Boulder, Colorado 80301
(541) 588-3600

TRANSFER AGENT AND REGISTRAR

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
Phone: 877-830-4932

AUDITORS

Moss Adams LLP
Portland, Oregon

STOCK EXCHANGE LISTING

NYSE American
Symbol: LSF

2023 ANNUAL MEETING

November 28, 2023
10:00 am Mountain Time



Laird Superfood, Inc.
5303 Spine Road, Suite 204
Boulder, Colorado 80301

www.lairdsuperfood.com